
I WANT TWO TV STREAMS ON MY CELL PHONE
I'll see where my kids are using my mobile
Mobile numbers that don't start with 027 but 'ring Rachel'
MY HOUSE HAS ITS OWN NETWORK + EVERY APPLIANCE IS WIRED
The customer decides how much money they apportion to what service each month
Your mobile is your garage door opener
An info magnet learns your interest and searches the internet for information.
their finest offerings
Manufacturing factories will run remotely 24/7 with functions stored on a TELECOM server.
My mobile will work like a GPS system
Your mobile is a data
THE PEOPLE WILL BE MATCHED TO THE CUSTOMER SEGMENTS THEY SERVE.
Technology will develop in such a way that includes other senses like SMELL and TOUCH.
My children will have careers that haven't been invented yet...
YOU WILL USE YOUR PHONE LIKE A BANK
Telecom will have a virtual workforce
Instant exchange electronic business cards between phones
My mobile will electronically receive shop receipts
I want a paperless work bench
We'll have virtual call centres
A mobile for the hearing impaired

Making Long Distance Calls

Annual Report 2005

Telecom

This report is dated 24 August 2005 and is signed on behalf of the Board of Telecom Corporation of New Zealand Limited by:

RODERICK DEANE
CHAIRMAN

THERESA GATTUNG
CHIEF EXECUTIVE OFFICER



Financial Calendar 2005-2006

6 October 2005	4 November 2005	December 2005	February 2006	March 2006	May 2006	June 2006	August 2006
Annual Meeting Christchurch	First quarter result announced	First quarter dividend paid	Half year result announced	Second quarter dividend paid	Third quarter result announced	Third quarter dividend paid	Annual result announced
						30 June 2006 Financial year end	



When we asked everyone on the Telecom team to tell us what this business will be like in the future – they made incredible predictions. In this report we feature some of their 'long distance calls' that made the cut.

When Telecom decides its plans for the future, or pulls together assessments on the directions our sector is heading, we normally turn to a small and highly talented team of people from across the Company whose jobs require them to make such decisions.

But this year we thought, why not go wider? Across the Company we have 8,560 people who are passionate about our technology and our industry; we have people who deal with customers almost every hour of every day who see first hand where the trends are headed. We asked them to make their own 'long distance calls'.

We asked them: What will our business be like? What new products will our customers be using? How will their lives be improved? And how will our services benefit the economies of New Zealand and Australia?

We got back some very thought-provoking ideas based on experience, knowledge, imagination, intuition and plain old wishful thinking. Some are already underway. Some are a long way off. We found them inspiring, incredibly exciting and perhaps a little scary.

Contents


Everyone will
have access to
every one of
their life memories

Industry Change

Warren Ditty-Smith: Online Development Manager

The communications industry is changing so fast it is entirely conceivable that in the future we won't have to worry about recalling anything as we will all have the technology to automatically record, store and retrieve every one of our life memories. It is also likely that children today will grow up to have jobs at Telecom that don't even exist yet.

Think about it. Who 20 years ago aspired to be a web designer, saw themselves as an internet entrepreneur or envisaged marrying someone from the opposite end of the earth, who they had met and dated in cyberspace?

In terms of speed of change if we look at the year that's just been, in twelve short months hundreds of thousands of customers started using T3G services. Through laptop data cards, Harrier smart phones and other third generation (3G) handsets, services such as Mobile Broadband, Push 2 Talk and Video Messaging became available. Customers could connect to the company LAN, deal with emails and search the internet from anywhere.

At the start of the year, handsets that played news clips and movie trailers or stored music files from the internet were still in an idealised future. By the end of the year, they were in tens of thousands of customers' hands. Wi-Fi (wireless connectivity) was switched on at hundreds of public locations and customers' homes and offices. The concept of downloading and approving a report while you're out on the road went from being an aspiration to a reality. Broadband became available to more than 60% of all school pupils in New Zealand. Business customers signed up for the savings and flexibility of voice over IP (Internet Protocol) services and seamless trans-Tasman services. We launched a trial of voice over IP residential services in New Zealand and explored more possibilities of fibre to the home.

At the same time, voice calls transported over the core network – once the mainstay of Telecom's business – are diminishing. IP services that replace traditional calling have been enthusiastically adopted by some; they will undoubtedly reach the wider market in the near future.


Your phone will translate between languages for you

Karanti Shergill: JetStream Customer Service Representative

We know that the old rules of thumb and reliance on core network services will not endure. Appropriately Telecom is building new capability that will support the services of the future. We are well down the track towards the all-IP network, broadband ubiquity, wireless connectivity and voice, video and data services available anywhere (in the world) over any device.

The new network – a 'smart' combination of wired and wireless components, software and intelligent added-value services – is one of the biggest infrastructure projects in our history. It presents a challenge to design and build robustly enough, with sufficient inbuilt flexibility and capacity, to support all the services that customers will want and expect.

For a rural GP the new combination network could mean the ability to match a patient's readings against a national or international database of case studies to get an instant read-out of risk factors for a range of diseases. For a beef farmer in the Australian outback, the AAPT Livestock Tracker system could provide instant information on the herd via the mobile network to the PC or hand-held PDA – a requirement with State Governments across Australia requiring lifetime traceability of all livestock. A family at home could have something as clever as individually managed network access that creates an instant 'virtual private network' of friends and entertainment sites, continually updated from their calling and web traffic – or something as simple as a wireless device that brings up a videoconference with the daughter on OE, not on the study computer but on the living room entertainment centre.

Telecom staff 'long distance calls' included cars that text you when they're due for a warrant, mobiles that receive and store shopping receipts and a huge 'call' for mobiles that would allow you to communicate effectively anywhere in the world by translating voice or text into any other language. It's all possible and it all depends on what customers want.


Our customers
will be our
product and
service designers

Customer Led

Phill Julian: Mobile Information Architect

In the 20th century, mass marketing success and 'one size fits all' was the goal of most business. Now, at least in the telecommunications sector, it's the opposite. We are pursuing a market demographic of one – the individual – because customers increasingly want customised products and services. In a future of mass personalisation, our customers will literally design our products and services by telling us what they need. And it's not just a question of network infrastructure; the billing platforms and the options for customers must make the choices easy and real.

If customers want it, the IP network of the future will deliver a separate connection to every room in the house. Each could have its own calling and data plan. A guest staying in the spare room could log in with their own ID and account. There would be no more flatmates squabbling over the split of a bill. A customer who runs a business marketing New Zealand-made designer fashion from an Auckland office with links to Sydney, New York and London could want a data plan based on high international bandwidth. The film editor who is wrapping up an editing assignment for a Los Angeles client would more likely want massive international bandwidth around the clock now – but none at all next month when the job is finished. The Dunedin family with a son on a year-long student exchange programme in Santiago will need a plan based on calling and videoconferencing to Chile.

Some of our customers are already their own 'digital aggregators', downloading data, images and music and streaming it over their different handsets and sharing it. The podcasters of today – sending their radio broadcasts over the internet to audiences of one or a million in any country of the world – are beginning a revolution.


Australasian Telcos
will be the
innovation test bed
for the rest
of the world

Simon Daniels: Solutions Manager, Melbourne

Competing for Customers

It is clear that Telecom tomorrow will be an enabler of the full range of communication services, running from entertainment for the kids, to complex data provision and analysis for the biggest corporate. Everywhere along that chain customers can turn to many providers for their needs – the PC manufacturer who embeds content providers, broadcasters, local wireless broadband providers and a host of calling operators.

The prospect of supplier choice and competition will be exciting for the technology savvy and those who enjoy shopping around. However, the majority of time-strapped kiwis will want the hard work done for them. They'd like the spaghetti of different content sources and access networks such as DSL, Wi-Fi, WiMax and EV-DO to disappear into the background and one supplier they can rely on to bring it all together. And they will want it simple and complete.

'Simple and complete' has become something of a mantra for Telecom people across New Zealand and Australia as we determine how we're going to provide customers with the ease they'll want in an intrinsically more complicated world. Essentially we'll do it by paying close attention. Networks don't listen to customers; nor do portals or servers. But talented people do and they know that if you don't stay tuned in to customers, you'll lose them.

People from this part of the world are eager adopters of new technology. This, coupled with the size of our populations, makes Australasia the perfect test environment from which to launch new industry ideas.

In Australia, Telecom-owned AAPT is a strong brand with which we are challenging the status quo. We have been investing to build AAPT's capacity to serve the markets that will fuel its growth and we have re-invigorated the brand with new positioning around its 'Straight up' and 'Telling it like it is' attributes.


BY THE END OF
THE DECADE, THIS
YEAR'S $750M
INVESTMENT WILL
LOOK LIKE A
BARGAIN

Investing for Growth

Stephen Crombie: General Manager, Technology and Capability

We could maintain this Company on $300 million a year. But that would prove a dead-end strategy. It is prudent to invest now in areas that will provide future growth – broadband, mobile and ICT – not only to protect our market position today, but vitally, to secure our future.

In broadband we have been provisioning new connections. We have lifted installation staff levels and boosted help-desk staff by 300. We believe it will be two to three years before we see even the direct return on that investment, but developing the expectations of Telecom as a leading deliverer of content over broadband and building the 'triple play' cluster of voice, video and data services is critical to the long run investment case.

Telecom Mobile has stunned the market with its rejuvenation. The launch of T3G regained more than 50% of market growth, taking the lead from our competition in New Zealand. Telecom's relationship with US carrier Sprint has also contributed by affording us access to a wider range of exciting, feature-rich handsets. The rejuvenation has refreshed perceptions around the whole Telecom brand. Similarly, bringing Gen-i and Computerland into our business achieved a positive perception shift. Acquiring those businesses was an early step in moving Telecom aggressively into the ICT market. The Gen-i-Telecom name has rapidly become a respected solutions provider in Australasia and number two in the market. We have reconfigured our high-end sales teams around the new brand – a strong signal to customers of our commitment to a full and developing solutions business.

But our commitment to New Zealand and Australia is not simply business. It's also about emotion. We are deeply connected to the communities we serve. This shows through in our sponsorships and community support. In New Zealand our commitment to education through School Connection is well known and in Australia we have targeted sponsorships to lift AAPT's profile as a real competitor and involved citizen. These too are investments in our future.

Leadership Statement

REVENUE

Adjusted Group operating revenue increased 4.6% to $5,605 million for the year to 30 June 2005 compared with the same period in 2004.

EBITDA*

Adjusted EBITDA for the 30 June 2005 year was $2,273 million.
*Earnings before interest, taxation, depreciation and amortisation.

Telecom is approaching the mid-point of a project that is arguably the most profound transition in our history – the conversion of the fixed network from a digital switched platform to an all Internet Protocol (IP) network, with seamless provision of services across all technologies whether fixed or wireless.

It is one of the biggest infrastructure projects in New Zealand's history. Telecom must make this massive investment in the future while delivering first-class service to customers and strong returns to shareholders today. The challenge has been likened to refitting the jumbo while keeping the plane flying.

Facing such huge change, we decided to do something unusual for this year's Annual Report – canvass the views of all Telecom people about where they see our business heading.

We asked them all some pretty fundamental questions. What will the industry be like in 10 years? In 30 years? What will Telecom's business be like? What new products will our customers be using? How will their lives be improved? How will our services benefit the economies of New Zealand and Australia? We thought they were bound to generate some fresh and challenging ideas, and they did, as you can see in the Report.

The outline of the business environment and our various divisions' strategies later in the Report is very clear: sources of traditional revenue are falling; we are driving the rollout of new technologies that will offer many more services and choices for customers. The Telecom of the future will not be a mere network carrier but a Communications Service Provider.

Investing for the Future

This year we made big steps towards that future, investing aggressively in mobile, broadband and IT. In all three key areas we made substantial progress and have a clear roadmap for the future.

Telecom is proud to have delivered New Zealand's first third generation (3G) mobile network. By the end of 2005 it will be available to up to 80% of New Zealanders, in all the country's major towns and cities. At the same time, Telecom's partnership with US service provider Sprint, has seen a new range of handsets delivered to New Zealand customers. Together, these steps have rejuvenated Telecom's presence in the market and built a strong foundation for future growth.

In broadband, Telecom has had a year of strong sales as we deliver broadband to households throughout the country. We are developing content and services to run across both fixed and Mobile Broadband. These are first steps towards the vision of broadband ubiquity that will reach all our customers – business and residential.

The acquisition of Gen-i and Computerland secured Telecom's position as a provider of integrated IT and telecommunications solutions. Further, by positioning Gen-i at the centre of the Company, handling the delivery of all our services to key corporate customers, we made a strong statement about where we see the future of the Company and where we see our growth coming from.

In Australia we have invested to secure a strong presence for AAPT in the small and medium enterprise markets that will fuel future growth. Targeted investments there have built up the billing and provisioning systems to deliver that medium and long-term growth. Similarly, through retaining business with the Commonwealth Bank of Australia, AAPT demonstrated its ability to work alongside major players, bringing the strength and diversity of the Telecom Group to deliver complex, multi-faceted services.

As Telecom navigates changing waters, it is prudent to be investing heavily in the areas that will provide future growth – broadband, mobile and ICT. Our investment in each is securing our market position today but, more importantly, building for the future.

Telecom has delivered another strong year. Telecom's return to shareholders over the year was 8.7%.

Shareholder Returns

At the full year announcement in August 2004 the Board indicated that it was the Company's intention, subject to no material adverse change in circumstances or operating outlook, to target a pay-out ratio of approximately 85% of net earnings (after adding back amortisation and relevant non-cash items). Dividends were set at 9.5 cents per share (cps) for the first three quarters of the year, with the



RODERICK DEANE
CHAIRMAN



THERESA GATTUNG
CHIEF EXECUTIVE OFFICER

NET EARNINGS

Adjusted net earnings increased 4.0% to $806 million while reported net earnings of $916 million was up 21.5%.

EARNINGS PER SHARE

Reported earnings per share increased 19.9% from 39.2 cps for 2004. Adjusted earnings per share for 2005 were 41.4 cps, an increase of 2.7%.

fourth quarter being set to reflect the full year expected pay-out ratio.

To achieve this targeted pay-out ratio Telecom paid a fourth quarter fully imputed dividend of 10 cps in September 2005.

It is extremely pleasing to have been able to deliver this increased return to shareholders. That we are able to do this while increasing capital expenditure, and investing strongly for the future growth of the Company, is a powerful testimony to the strength of the Telecom management team.

The Board has completed a review of Telecom's overall capital structure, including the debt profile, maintenance of a strong 'A' credit rating, operating outlook, industry competitiveness, cashflow, capital expenditure outlook, cost of capital and level of imputation credits.

As a result, and striking a balance between the appropriate capital structure, maintaining capacity to invest in future growth opportunities and increasing shareholder value, the Board has decided that further distributions by way of special dividends are appropriate.

As such the Board has elected that a special dividend of 10 cps will be paid in September 2005. It is also the Board's intention, subject to no material adverse changes, to pay a further fully imputed special dividend of 10 cps over the 2005-06 financial year with payments of 5 cps at the half and full year dividend dates.

For the year ended 30 June 2006, Telecom expects a pay-out ratio of approximately 85% (after adding back relevant non-cash items).

It is extremely pleasing to see Telecom continue to deliver returns on this scale. Among telecommunications internationally, measured over three-year equity market performance, Telecom remains in the top tier of players.

The Environment We Work In

Telecom's role as an investor differs markedly in our two bases, New Zealand and Australia. We have lifted investment levels in both countries recently. It is worth outlining the different market positions briefly.

In Australia, AAPT has a strong brand as a challenger to the status quo. We have reinvigorated the brand with new positioning around 'Straight up' and 'Telling it like it is' attributes. Behind that we have been investing to build AAPT's capacity to serve the markets that will fuel its growth – such as the small and medium enterprises (SMEs) business market. Our aim in Australia is to ensure we continue to capture a fair share of revenue growth for the whole industry, while delivering innovative services to the SME market. Our role is to energise the sector; by providing customers with choice, AAPT helps to keep the wider sector forward-focused and competitive.

In New Zealand, competition is building in all areas, and the most powerful form of competition is driving investment in alternative technologies and networks. New Zealand businesses require world class telecommunications services. It is one of the ways they can overcome their distance from world markets. We understand the importance of services such as broadband as business enablers.

Prudent investment and solid returns balance each other in the ongoing dynamic that we have to manage. We have managed the balance well, on behalf of customers and on behalf of investors. That is what we will continue to do. Telecom is optimistic about our sector in both Australia and New Zealand. The technology path that we are on is opening up ways for businesses to flourish and increase productivity and for individuals to enjoy better, more connected lives.

The Telecom Board is confident that we have mapped out a future path which will continue to deliver strong returns.

Telecom's Community

A business such as Telecom has strong roots in the community it serves. We are committed to nurturing that relationship through sponsorships and community activities in New Zealand and Australia. In New Zealand, our commitment to education through School Connection is well known and in Australia we have targeted sponsorships to lift AAPT's profile as an energetic and genuine competitor.

When the tragic Asian Tsunami struck several countries on Boxing Day 2004 both Telecom New Zealand and AAPT responded quickly and generously. We knew that our customers needed to be in touch with friends and relatives and we wanted to do our bit to help. It was the same with floods in New Zealand and the awful London bombings.

Inside Telecom the common theme behind those tragedies was the commitment of staff to swing in behind the needs of customers. Telecom people working for Telecom customers – it is a privilege to be part of that team.

Financial Review

Key Performance

Revenues & Expenses*


NZ$M
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
5,605
3,332
5,360
3,016
5,199
2,883
5,537
3,272
5,403
3,333
05 04 03 02 01
REVENUE
EXPENSES

*Excludes abnormal items and Southern Cross dividends.

EBITDA & EBITDA Margin*


EBITDA NZ$M
EBITDA MARGIN
2,500 55%
2,300 50%
2,100 45%
1,900 40%
1,700 35%
1,500 30%
2,273
2,344
2,316
2,265
2,070
05 04 03 02 01
EBITDA
EBITDA MARGIN

*Excludes abnormal items and Southern Cross dividends.

Adjusted Net Earnings*


NZ$M
1,000
800
600
400
200
0
806
775
709
670
614
05 04 03 02 01

*Excludes abnormal items, Southern Cross dividends and tax settlements.

Net Debt & Gross Debt/EBITDA


NET DEBT NZ$M
GROSS DEBT/EBITDA (RATIO)
6,000 3.0
5,000 2.5
4,000 2.0
3,000 1.5
2,000 1.0
1,000 0.5
0 0.0
3,520
3,756
4,694
5,300
5,251
05 04 03 02 01
NET DEBT
GROSS DEBT/EBITDA

Five Year Review

AS AT AND FOR THE YEAR ENDED 30 JUNE	**2005**	2004	2003	2002	2001
Financial Performance (all NZ$m)					
Operating revenues (excluding abnormals & Southern Cross dividends)	**5,605**	5,360	5,199	5,537	5,403
EBITDA[1] (excluding abnormals & Southern Cross dividends)	**2,273**	2,344	2,316	2,265	2,070
Abnormal items (net, before tax)	**95**	(93)	–	(862)	(268)
Taxation	**(392)**	(337)	(391)	(365)	(283)
Net earnings/(loss)	**916**	754	709	(188)	643
Dividends declared[2]	**946**	521	378	374	362
Financial Position					
Total assets (NZ$m)	**7,421**	7,500	7,755	8,246	8,972
Return on assets[3]	**21.3%**	20.9%	19.3%	17.4%	19.9%
Gearing[4]	**59.1%**	63.0%	72.7%	80.0%	72.4%
Other Financial Data					
Interest cover[5]	**5.1**	4.5	3.8	3.4	3.7
Debt rating[6]	**A2/A**	A2/A	A2/A	A2/A	A1/A+
Cash flow from operating activities (NZ$m)	**1,703**	1,681	1,566	1,351	1,758
Capital expenditure (NZ$m)	**703**	608	600	778	1,525
Earnings/(loss) per share (cents)	**47.0**	39.2	37.6	(10.1)	36.4
Dividends per share[2] (cents)	**48.5**	27.0	20.0	20.0	20.0

1. Earnings before interest, tax, depreciation and amortisation. 2. Excluding supplementary dividends. 3. Normalised earnings before interest and tax divided by average total assets (net of cash and short-term investments). 4. Net debt divided by net debt plus equity. 5. Normalised surplus from continuing operations divided by net interest expense (before interest capitalised). 6. Long-term foreign currency ratings from Moody's Investors Services/Standard and Poor's.

Sharemarket Review

Award winning performances

- Telecom won the Australasian Investor Relations Association award for best investor relations performance by a New Zealand company for the second consecutive year.
- Nominated for Best Corporate Communicator by the Institute of Financial Professionals of New Zealand (INFINZ).

Global Indices (Figure 1)
Total returns for the year ended 30 June 05


PERCENTAGE (%)
25
20
15
10
5
0
-5
-10%
20.4
19.8
15.8
14.5
8.7
0.4
-1.5
-3.7
NZX50
ASX 500
HANG SENG (HK)
FTSE (UK)
TELECOM
NASDAQ (US)
DOW JONES (US)
NIKKEI (JAPAN)

Global Telcos (Table 1)
Total returns for the three years ended 30 June 05

FRANCE TELECOM	204.7%
SINGTEL	124.9%
TELEFONICA	77.6%
DEUTSCHE TELEKOM	67.7%
VODAFONE	59.8%
KPN	59.1%
TELECOM	38.2%
TELENOR	35.9%
TELECOM ITALIA	31.6%
TELSTRA	26.6%
SWISSCOM	5.5%
NTT	-0.4%
BT	-0.4%
AT&T	-2.2%
VERIZON	-3.3%
SBC	-5.5%
BELLSOUTH	-6.6%
SPRINT	-9.4%
BCE	-11.8%

The 2005 year has ushered in a new era for the international telecommunications sector. The technology bubble of 2000 is firmly behind the sector and corporate balance sheets have been repaired while significant capital and operating expenditure is now being directed to future growth areas such as mobile and broadband.

2004-05

With prudent capital management strategies firmly entrenched, shareholders are now enjoying increased cash returns through higher dividends. Telecom is part of this wider industry trend. The 2005 year has seen a relatively flat operating (EBITDA) performance year on year as the Company invests heavily in the key future growth areas of broadband, mobile and information communications technology.

Although earnings growth has slowed, Telecom shareholders have enjoyed solid cash returns following the implementation of an 85% dividend payout policy announced last financial year. Under this policy the ordinary dividend has on a cash basis increased from 22.5 cps (cents per share) to 38 cps in the current financial year – a 69% rise year on year. Subsequent to balance date and following a review of capital management, Telecom announced a special dividend of 10 cps payable with the fourth quarter ordinary dividend of 10 cps in September 2005, further improving cash returns to shareholders.

Capital appreciation has been more muted given the operating outlook as short term earnings have been sacrificed for longer term growth. Telecom's share price opened the fiscal year at $5.88 and closed on 30 June 05 at $6.01, trading within a fairly tight range between $5.61 and $6.56. The total return (share price appreciation plus dividends paid) to shareholders for the year ended 30 June 2005 was 8.7%. Over three years Telecom's total return performance continues to compare favourably with other global telecommunications companies (see Table 1).

New Zealand Market

The New Zealand sharemarket has enjoyed a stellar year with the NZSX 50 gross index closing 20.4% higher, benefiting from a strong macro-environment with high commodity prices offsetting the strength of the New Zealand dollar, which has been impacted by New Zealand's high real interest rates.

The August 2004 reporting season in New Zealand heralded a significant number of company earnings upgrades but the economy appeared to have peaked in February with a bias towards company downgrades and an increase in the official cash rate to 6.75% off the back of continued strength in the construction sector. However, the strength of the New Zealand economy continues to surprise with the 'stronger for longer' theme aided by a spate of corporate takeover activity in the first half of 2005.

The performance of the NZSX is impressive compared to other equity indices (see Figure 1) that have suffered in an uncertain global environment, high oil prices and continued conflict in Iraq. International investors, intent on capital preservation, are attracted by solid returns on the New Zealand market and Telecom has benefited given its defensive characteristics and strong cash flow profile.

New Zealanders' holding in Telecom remains strong at 25% with institutions holding 17% and the remainder held by more than 40,000 retail investors. Australian ownership was up two percent to 22% compared with a year ago.

Go to: www.telecom.co.nz/investorrelations for more information about Telecom's investor relations programme.

Executive Team

Theresa Gattung
MANAGING DIRECTOR &
CHIEF EXECUTIVE OFFICER



"We're continuing to invest in key areas such as mobile, broadband and ICT to drive future growth."

Responsibilities
Theresa Gattung leads Telecom's Executive Team, overseeing the day-to-day management of Telecom on behalf of the Board of Directors. This team meets regularly to consider strategy, policy, investment and corporate activities, and to monitor business performance.

Background
See Director profile on page 28.
Theresa has a Bachelor of Laws (LLB) from Victoria University, Wellington and a Bachelor of Management Studies (Hons) with majors in economics and marketing from the University of Waikato.

Marko Bogoievski
CHIEF FINANCIAL OFFICER



"The focus is on capital management and further development of our strategy in the future converged marketplace."

Responsibilities
Marko Bogoievski manages the Corporate Finance function and oversees Telecom's Group Strategy unit. He represents Telecom's interests on the Boards of Hutchison 3G Australia Pty Limited and Sky Network Television Limited.

Background
Marko joined Telecom in May 2000 and has held a number of senior financial, operational and sales roles with Lion Nathan, Ansett, Elders Finance Group and PricewaterhouseCoopers. A Wellingtonian, he graduated from Victoria University with a Bachelor of Commerce and Administration. He also has a Masters of Business Administration from the Harvard Graduate School of Business.

Mark Verbiest
GROUP GENERAL COUNSEL



"We'll be meeting all regulatory obligations and continuing to contribute to improving the lives of New Zealanders."

Responsibilities
Mark Verbiest oversees the provision of legal services to the Telecom Group. In addition, he is responsible for Regulatory Strategy and Government Relations, the Company Secretariat, Risk Management and Internal Audit. Mark also has executive operational accountability for the International and Directories businesses and Telecom's investment in the Southern Cross Cable.

Background
Mark joined Telecom in November 2002. Prior to joining Telecom he was in private practice as a senior partner of Simpson Grierson, focusing on major corporate advisory work, securities, mergers and acquisitions, energy and competition law. Mark has a law degree from Victoria University of Wellington.

Mark Ratcliffe
CHIEF IT SERVICES OFFICER



"We must sustain our growth in ICT, broadening the managed services we provide to our medium to large-sized customers."

Responsibilities
Mark Ratcliffe is responsible for Telecom's IT services businesses in New Zealand and Australia, including the provision of technology services to other parts of the Telecom Group. Mark has executive accountability for Gen-i New Zealand and Gen-i Australia and the relationship with CBA in Australia.

Background
Mark has worked in several senior roles in his 14-year career at Telecom. He moved from being General Manager Voice and Data to become Chief Information Officer in November 2000. He has also worked in senior accounting, information technology, project management and consulting roles in England and New Zealand. He has a Bachelor of Arts (accountancy and commerce) from Huddersfield, England.

Simon Moutter
CHIEF OPERATING OFFICER, NEW ZEALAND



"This year we'll take it to another level for customers by making our products simpler to use and providing a more integrated service experience."

Responsibilities
Simon Moutter heads up Telecom's core communications, information and entertainment business in New Zealand which includes the mobile, wired, sales, service marketing, Xtra and network functions.

Background
Simon was appointed Chief Operating Officer, New Zealand, in February 2002 after joining Telecom in September 1999 as General Manager Network Delivery. Before Telecom, he worked in senior management roles in Taranaki, including as Chief Executive Officer of Powerco Limited, General Manager of New Plymouth Energy and Station Manager at the New Plymouth Power Station. He has a Masters Degree in Engineering (Electrical) from Canterbury University and a Bachelor of Science (Physics) from Massey University.

Trisha McEwan
GROUP GENERAL MANAGER HUMAN RESOURCES



"We want to continue to build people and leadership capability through our organisational development strategies."

Responsibilities
Trisha McEwan heads up the Group's Human Resources division – this group is responsible for performance management, people capability and employee development.

Background
Trisha joined Telecom in February 2002 from Sydney-based international recruitment consultants, Korn-Ferry International, where she headed up the Management and Leadership Assessment Practice. Previously she was Group Human Resources Director for Fletcher Challenge. She has worked in both the private and public sectors in Australasia.

Jon Stretch
CHIEF EXECUTIVE, AAPT



"The key focus is on gaining greater market share in the small business sector while focusing on sustaining profitable growth in other markets."

Responsibilities
Jon Stretch oversees the Telecom Group's Australian business, AAPT, which manages the needs of our Australian customers.

Background
Jon was appointed Chief Executive in August 2003. Previously he was Vice President AT&T Business, Europe, Middle East and Africa, based in Paris. He has also held positions in the Asia Pacific region, based in Hong Kong, including AT&T Business Asia Pacific Vice President, and General Manager, IBM Global Network, Asia Pacific. Jon holds a degree in Science (Computing Science) from the University of Melbourne.

Philip King
GENERAL MANAGER CORPORATE AFFAIRS



"We'll be looking to improve people's understanding of how Telecom is contributing to New Zealand's success."

Responsibilities
Philip King heads up the Corporate Affairs Group which is responsible for issues management strategy and stakeholder communications.

Background
Philip was appointed General Manager Corporate Affairs in December 2002. Previously, Philip was Telecom's General Manager Finance and before that, the Company's Investor Relations Manager. Prior to joining Telecom, he worked for seven years for National Australia Bank where he held a variety of positions in New Zealand, the United Kingdom and Australia. He holds a Bachelor of Commerce and Administration degree from Victoria University (Wellington) and is a Chartered Accountant.

Strategy Overview

Telecom is well on its way to meeting its target of 250,000 residential broadband connections by the end of 2005.

In a challenging telecommunications environment, Telecom is becoming a Communications Service Provider.

Being Integrated

Like telecommunications companies worldwide, Telecom has over many years built up a mix of products, technologies and networks which together deliver telecommunications services to our customers. A complex cluster of independent platforms have been melded together to deliver the fixed, wireless and internet services we know today. The challenge is to present all of the services to customers in an integrated way. It is an objective which traditionally, telecommunications companies have found very difficult.

Convergence

Telecom competes with a number of businesses within a broadly defined communications industry. Each part of the industry has distinct characteristics – including different growth rates, competitors, industry structure and regulatory environment. Convergence is creating large overlaps in certain areas, with communications and IT services converging in the business and enterprise markets, and communications, entertainment and information converging in the mass markets.


T
3
G

New Technologies

Many of the services which have traditionally been at the core of our business – such as access and calling – are increasingly regarded as commodities where margins are being competed away through aggressive price competition. Increasingly also, new technologies such as email, instant messaging and voice over IP are rapidly becoming the core services of tomorrow.

Communications Service Provider

Telecom is managing these changes in the industry at the same time as handling competitive and regulatory pressures. We are working towards a clear goal: becoming a Communications Service Provider – where the customer is at the centre of our network and will benefit from the ability to access a common set of services with any device, from any location. The development of IP, broadband and innovative multi-access terminals is changing customer behaviour, such that the customer will also be able to personalise their future service offerings and aggregate their own preferred voice, data and video content.

Trends

A number of broad industry trends are fundamentally changing the way we deliver services to customers. These trends present both opportunities and threats to our business – either way, customers should benefit from a number of exciting new services.

Internet Protocol ('IP') as a Standard

Once there was analogue, then there was digital, now there is IP. Essentially it offers the ability to deliver all forms of communications – voice, video, data – over one connection. For telecommunications companies it means the ability to offer truly integrated services cost-effectively, and for customers it means many more options. IP is the core of the 'Next Generation Network' Telecom is building. IP services are already in the market for business customers; soon they will be in the smaller business and residential markets as well.


"Push 2 Talk
is here now.
OVER."

Broadband Ubiquity
Multiple high-speed broadband networks are available today, and Telecom is well on the way towards its commitment of 250,000 broadband households in New Zealand by the end of 2005. Broadband uptake will rise exponentially in coming years. We expect the marketplace to be crowded, too, in terms of the technologies that will deliver broadband. Already today Telecom deploys ADSL (fixed broadband) EV-DO (Mobile Broadband), Wi-Fi and business products such as gigabit Ethernet.

Other technologies such as WiMax are fast being made ready for market. The diversity of broadband networks will deliver true broadband ubiquity, but it will be a challenge to manage. Telecom must make sound investment decisions and manage the diversity of access technologies in a way that is seamless and simple for customers.

Wireless Connectivity
Customers have come to expect connectivity and a full range of services wherever they are. Wireless connectivity is essential to deliver on that demand, and significant commercial premiums still exist for providing mobile services; hence the investment in third generation mobile services. Telecom's T3G suite of services has already revolutionised the mobile market in New Zealand.

Open Standards and Transparent Network Architecture
In addition to IP, the development of common authentication and transaction platforms with smart interfaces will enable increased inter-operability across future networks. The development of open standards will encourage third-party application development and simplify the delivery of true converged services to mass market and business customers. Telecom's network will become an enabler for a wide array of future services.

How Telecom is Responding

The business strategy of Telecom is responding to the challenging telecommunications environment. The fundamental trends are changing the economics of the telecommunications business, although significant differences exist between the perspective and economics of large integrated players, alternative telecommunications companies, and other niche players.

While some clarity is emerging around future customer behaviour and the desired service and operating models, significant uncertainty still exists around the rate of industry growth and the shape of the future industry profit pools – in particular, questions around who will capture a disproportionate share of the new marketplace?

Telecom recognises the increased level of uncertainty and is executing against a strategy that is built on the following basic principles:

- placing the customer at the centre of our organisation, emphasising integration, interoperability, ease of use, and personalisation
- developing more flexible performance management and incentive systems, and the dynamic allocation of capital and operating expenditure
- investing in the common network elements and middleware that enable unified messaging, common authentication, and friendly user interfaces with an intuitive 'look and feel'
- lowering future operating cost structures by moving towards low-cost service models, product simplification, self-provisioning, basic pricing models, and active supply chain management
- encouraging transparent 'eco-systems' whereby application developers, content providers, and other third parties can use published open standards and collaborative industry forums to develop an increasing array of future services delivered across Telecom's infrastructure.

Divisional Overview > Wired

Wired broadband is available to 93% of New Zealanders, and extending. Through wireless and satellite technology, broadband coverage is virtually 100%.

Telecom delivers broadband services to more than 1,500 schools – enabling about 460,000 students with broadband.

Overview

The New Zealand Wired division provides voice, data and internet services to New Zealand business, residential and wholesale customers. Voice services include fixed line, value-added and national and international calling (including calls to mobile networks). Data communications services include residential and small business broadband, voice messaging, private network management services and information technology communications services. Internet access, value-added online services and advertising for New Zealand residential and business customers are provided within this division by Xtra. Xtra is the largest internet service provider in New Zealand and operates the *xtramsn.co.nz* website in alliance with Microsoft Corporation.

The international division provides calling and managed data services between New Zealand, Australia and other countries worldwide, to Australasian customers. This unit operates through exchanges in Sydney, Los Angeles, Tokyo, New York, Miami, Frankfurt and London, supporting international traffic including 'transit' traffic where Telecom is an intermediary carrier of international calls.

Whilst operated separately, for financial reporting purposes, Telecom Directories, is incorporated within the Wired Division. Telecom Directories provides online and hard copy White Pages® telephone listings and Yellow Pages® advertising to New Zealand customers.

Strategy

Telecom is currently a leader in most parts of the core communications marketplace, and maintaining stable access penetration rates remains an important priority. This is reflected in the key strategies for Wired:

- continue to grow the broadband customer base, both retail and wholesale, through:
  - ongoing promotion of higher speed plans and product/ service innovation
  - continued investment – in network, operating costs and cost of sales – to match exploding customer growth and opportunities
  - development of value-added services and content
- develop integrated service proposition and innovative bundled offers in the calling market with a particular focus on high value customer segments
- pursue cost optimisation initiatives to drive to a lower cost operating model
- invest in the rollout of an all-IP network which will enable the provision of new value-added services – over time this will include fibre extensions – and the implementation of new services such as IP-TV
- expand our presence in the online directories, search and transactions business.

Capital Expenditure

(DOLLARS IN MILLIONS)	ACTUAL 2004	ACTUAL 2005	FORECAST 2006
Growth	161	202	170
Upgrades and replacements	76	122	140
New investment			
Product development	16	10	30
New network capability	31	42	90
New IS capability	64	50	40
Total new investment	111	102	160
Total NZ Wired division	348	426	470

Residential Access Lines


ACCESS LINES (000)
1,450
1,425
1,400
1,375
1,425
1,424
1,413
1,417
1,417
JUN 04
SEP 04
DEC 04
MAR 05
JUN 05

Residential Broadband


CONNECTIONS (000)
300
200
100
0
52
74
122
169
206
250
TARGET
JUN 04
SEP 04
DEC 04
MAR 05
JUN 05
DEC 05

$1 billion over the next 10 years for the all-IP Next Generation Network. This will deliver multiple services over a single connection.


In the near future, dial-up internet will be like having a black & white TV in 2005

Matt Crockett: General Manager, Wired Division

Performance

Broadband Penetration

2004-05 was a record year with 147,000 new broadband connections added. Total broadband residential and business connections at 30 June 2005 were approximately 267,000, an increase of 122.5% from 30 June 2004. Broadband connection performance was driven by powerful marketing promotions lowering the upfront cost barrier, and new pricing plans launched into the market, accompanied by enhanced customer purchasing, provisioning and support processes. Telecom expects to reach its target of 250,000 residential broadband customers before the end of 2005.

Integrated Service Proposition

The 2004-05 year saw continued strong competitive pressure in the voice calling market with long distance calling prices continuing to fall. The year also saw increased competitor activity with the launch of a competing local access service nationwide. In response, Telecom launched new integrated calling and access plans: Anytime, in the consumer market, and BusinessTime in the business market. Both plans have had strong uptake with 336,180 Anytime customers at year end.

Cost Optimisation

Reducing margins in the voice business, coupled with high uptake of new broadband and IP services, have presented significant cost challenges. Balancing these two tensions has required ongoing activity to reduce costs in the core part of the business, while managing the cost growth associated with the acceleration in the broadband market. Our partnerships with EDS, Lucent and Alcatel remain key components of our cost control strategy, and each of these has helped deliver important cost savings in the network and IT areas.

In addition, we have initiated an operational excellence programme to improve the efficiency in our core operations, and further reduce our controllable cost base. These have included:

- product portfolio rationalisation – reducing product variation and improving product development processes
- infrastructure – removing redundant infrastructure
- Supply Chain Management – we have centralised our purchasing and supplier management activities into one specialist unit
- Path 2 Customer – improving on our customer delivery processes
- Business Support – a systematic review of finance, human resources and legal functions.

New Service Capability

New Zealand Wired division's capital expenditure has continued to increase with the rollout of the next generation network. This new network will ultimately replace the network we have today, and is a huge undertaking for Telecom. Already we have seen the launch of One Office into the business market which is an IP-based solution that can handle all the communications requirements of a business – ranging from voice telephony and data to more advanced services including videoconferencing, online booking systems and interactive technologies.

Continued investment is also being undertaken to develop the operating systems capability that will support the rollout of the next generation network and further new services that will be coming to the market.

Outlook

Strong execution of sales, marketing and product development initiatives will be required to ensure Telecom meets the competitive challenges in the market. Price-based competition is likely to continue in fixed calling, and regulatory scrutiny will remain a feature of the landscape. Telecom's scale and reach should enable the business to continue to generate strong cash flow, although a changing revenue mix and competitive pressure will continue to place margins under pressure.

Divisional Overview > Wireless

MOBILE BROADBAND COVERAGE BY CHRISTMAS. Mobile Broadband will be extended to all main towns and cities (including the most popular holiday destinations) by Christmas, covering up to 80% of New Zealanders.

TELECOM CUSTOMERS accessed 1.8 million Video Clips since the T3G service was launched in March.

Overview

The New Zealand Wireless division provides new generation mobile technology and services to New Zealanders. In November 2004 Telecom launched T3G – the identity under which Telecom has introduced its next generation of mobile services.

The first T3G service was Mobile Broadband, a high-speed 3G mobile data service using EV-DO technology. EV-DO provides customer benefits that include unsurpassed mobile data download speeds making everything, from clearing email to surfing the web, possible wirelessly at broadband speed.

Telecom currently operates two mobile networks in New Zealand – the superior 027 CDMA network and the 025 TDMA network. The 025 network will be phased out in 2007. The transition of customers from 025 to 027 is well ahead of plan, with more than 70% of customers now on the 027 network. Revenue from 027 connections comprised 94% of mobile revenue in the fourth quarter.

Strategy

Telecom has led the way in introducing New Zealanders to 3G services, and maintaining that leadership is central to the business strategy over the next year. Key strategic themes are: building on the current momentum and driving for an increased share of revenue growth; improving every customer experience; and establishing clear advantage in the delivery of fixed-to-mobile convergence solutions for customers.

Performance

In 2004-05 Telecom achieved significant growth in new connections, largely as a result of positive customer response to the T3G products and services, the strong appeal of $10TXT, and an increasingly strong line-up of the latest handsets.

Market Share

By year end Telecom achieved its goal of securing more than 50% share of mobile revenue growth. The increased connections helped drive double-digit growth for mobile voice revenue. Data revenue also increased significantly, largely a result of messaging services.

NZ Mobile Revenue


DATA 16%
OTHER 12%
VOICE 72%

NZ Mobile Revenue


NZ$M
800
600
400
200
612
709
JUN 04
JUN 05
VOICE
DATA
OTHER

Telecom Mobile


(000)
120
80
40
0
70%
55%
40%
25%
CONNECTIONS
SHARE OF MARKET REVENUE GROWTH
15
96
64
74
SEP 04
DEC 04
MAR 05
JUN 05
NET CONNECTIONS
SHARE OF REVENUE GROWTH



The major drivers of Telecom's strong performance in the mobile sector were:

- ☐ the pioneering of T3G services like Mobile Broadband, Video Messaging, Push 2 Talk, Video Clips
- ☐ $10 TXT, which has helped to change the way New Zealanders communicate
- ☐ an increased range of handsets and devices, leveraged through its United States carrier Sprint
- ☐ a concerted effort in reconnecting with customers through improved distribution channels and proactive customer contact programmes.

Coverage

The initial launch of T3G provided Mobile Broadband coverage in Auckland, Wellington, Christchurch and selected holiday destinations. By the end of 2005, coverage will be extended to all main towns and cities across New Zealand, covering up to 80% of the population.

Devices and Services

As well as Mobile Broadband, Telecom delivered a number of other new T3G products and services during the year. These included:

- ☐ Push 2 Talk – turns a mobile phone into a walkie-talkie
- ☐ Video Messaging – enables the taking, viewing, storing and sending of videos between Telecom mobiles and email addresses anywhere in the world
- ☐ Video Clips – streaming video clips with content that covers sport from Sky, the news and weather from TVNZ, music from Juice TV, all the latest games reviews and movie trailers

Other services include Song ID – a song identification service that provides the name of the track and artist just by holding the phone up to the music source and SHOUT – a mobile collect calling service for prepaid customers.

Key performance statistics:

Voice revenue	$513 million
Data revenue	$112 million
Total Mobile Revenue	$709 million
Total call minutes	1, 248 million
Total connections	1,601,000
ARPU*	
Post-paid	$73.10 per month
Prepaid	$10.30 per month
Average total	$36.10 per month
Capital Expenditure	$89 million

*ARPU = Annual Revenue Per User.

Outlook

The New Zealand mobile sector will continue to provide growth opportunities for Telecom. While the market will remain competitive with technology and customer services changing at a rapid pace, Telecom is well positioned to benefit from this growth.

Management remains focused on achieving a balance between continuing to invest for profitable revenue growth while conscious of delivering improved operating profit performance over the next twelve months.

Telecom is well placed to leverage the leadership it has established in delivering the next generation of mobile services, albeit in a far more competitive environment.

The global deployment of 3G networks will attract investment in the development of new content applications, which in turn will drive uptake, particularly of applications to personalise devices and customer experience through ringtones/caller tones, wallpapers, etc.

Divisional Overview > IT Services

Gen-i and Computerland merged on 1 September 2005, forming an integral part of Telecom's trans-Tasman IT services.

With approximately 2,000 passionate ICT specialists Telecom is uniquely placed to provide value and support for customers throughout New Zealand and Australia.

Overview

Telecom delivers Information and Communications Technology (ICT) infrastructure, software and system integration solutions to more than 1,200 New Zealand corporate and public sector customers through the convergence of telecommunications expertise and IT capabilities via its IT Services businesses, Gen-i and Computerland.

In July 2004 Telecom acquired Gen-i and merged the company with Telecom's own Telecom Advanced Solutions (TAS) business. This merger created a new category in the marketplace – ICT.

This was closely followed with Telecom's purchase of Computerland in August 2004, which secured a platform to deliver ICT services to a broader group of large New Zealand customers and, via the Computerland regional franchise network, customers in provincial New Zealand. Computerland was well recognised for its services capability including help-desk, remote management, network and server management, technology design and implementation and onsite field services.

As of 1 September 2005 Gen-i and Computerland were merged as part of Telecom's trans-Tasman IT services business. In the short term the Computerland brand will continue to be seen in the marketplace, but the decision has been made to move to one brand. The business will move towards one brand, Gen-i, in time and in collaboration with our customers.

The combined business now offers a new level of ICT expertise from over 2,000 people, making Telecom uniquely placed to provide value and support for customers throughout New Zealand and Australia.

Gen-i and Computerland have branches in eight locations across New Zealand and Australia plus nine Computerland franchises. Gen-i also owns IT training brand Auldhouse, and Open Source company Asterisk.

Strategy

Gen-i is at the core of Telecom's strategy to be a fully converged service provider for customers. Providing content and applications – in addition to pure Next Generation connectivity – is one of Telecom's connections to future growth. Gen-i's capability, expertise, market reach and scale means it can support a raft of core ICT services. This is reflected in the key strategies for Telecom's IT services business:

- proving to customers the value of voice and data convergence in ICT solutions and the convenience of a partner who can provide a full solution
- emphasising simplicity and completeness for delivering integrated ICT services offerings
- ensuring business continuity and flexibility for customers
- delivering world-leading technologies – investing and partnering with global leaders
- investing in the future – ensuring access to the latest technological advancements on behalf of clients
- maximising the new advantages of scale of investment
- maintaining the client intimacy and flexibility expected of a preferred ICT partner.

Sitting alongside Telecom's internal ICT teams gives Gen-i access to a broader range of technology skills as well as ensuring, that where possible, Gen-i provides services to the Telecom group.

IT Services Tracker


GEN-I
14.9%
COMPUTERLAND
3.1%
EDS
18.5%
IBM
11.1%
DATACOM
8.5%
HP
5.8%
UNISYS
4.6%
ORACLE
4.3%
OTHERS
29.2%

SOURCE: IDC, NEW ZEALAND IT SERVICES TRACKER, 2004

IT Services Revenue


NZ$M
320
240
160
80
0
54
81
240
321
2004
2005
ORGANIC REVENUE
ACQUIRED REVENUE

Gen-i is projecting growth at double the rate of IT industry growth.



Chris Quin: General Manager, Gen-i/Computerland

Performance

A key priority for the year was to integrate the more traditional IT services from Gen-i with Telecom's network delivered services, and to provide customers with access to the full range of integrated technology services. This was successfully completed with the new account management teams in Gen-i looking after 50 of our largest customers, and Telecom Business Solutions looking after the remaining managed market customers, formed with representatives from both the IT and telecommunications disciplines.

The 2004-05 year saw continued strong performance and demand for services with a number of significant customer wins which have underpinned sustained revenue growth.

Gen-i has taken advantage of its newly enhanced capability to gain significant new business including Genesis Energy, Hawke's Bay District Health Board, Waikato District Health Board, Manukau City Council, Wintec, Accor Hotels and the New Zealand Ambulance Service.

Gen-i has also re-signed major clients, including the NZ Fire Service, IAG, Air New Zealand, Reserve Bank, Department of Corrections, Westpac, Ravensdown and the ASB Bank.

Recent highlights for Computerland have included a three-year multi-million dollar outsourcing contract with financial services firm AMP and nomination as the preferred supplier of Sun servers and storage products to the National Library of New Zealand.

Offshore, Gen-i has established a stronger footprint in Australia and is building on a solid client base in Sydney and Melbourne. The Gen-i Australia team, have joined forces with the Telecom New Zealand team looking after the Commonwealth Bank of Australia as part of a 200-strong ICT presence in Australia.

Key Performance Statistics:

- recognised as a tier one ICT provider in the New Zealand market whilst continuing to be locally owned
- largest reseller of several of the global brands of technology in New Zealand giving our clients access to these
- Gen-i is projecting growth at double the rate of IT industry growth.

Outlook

Telecom believes that critical areas where customers will demand solutions in the future will be identity and storage management, security, data hosting, disaster recovery, hosted services and utility computing.

Capitalising upon Gen-i's increased capability and integration, challenging competitors as the new player in the tier one market, and ensuring ongoing customer retention will be required to ensure Gen-i meets the competitive challenges in the ICT services market. Associated with this, a key requirement will be to continue to build organisational capability, keeping and attracting people to grow the business in a highly competitive employment marketplace.

Projecting growth at double the rate of IT industry growth, Gen-i still has some capability gaps against competitors, mainly in the area of business consulting and this will be a key focus area in 2005-06.

Gen-i will continue to help customers to generate greater value from their traditional IT and telecommunications spend, while managing the transition from legacy networks and systems to converged technologies.

Divisional Overview > Australia

AAPT is focused on delivering full service offerings, with 88% of customers choosing both local and national calling, and 30% taking up additional mobile, internet or Pay TV services.

Overview

In Australia AAPT operates Consumer and Business divisions which consist of segment-focused sales and marketing teams and are supported by a common network and customer services functions.

The Consumer division provides fixed line, mobile and internet services to Australian residential and small business (less than five employees) customers.

The Australian Business division provides fixed line, mobile and internet services to AAPT's business, corporate, government and wholesale customers. This also includes Telecom's communications outsourcing contract with the Commonwealth Bank of Australia.

AAPT operates a comprehensive national voice and internet telecommunications network. This is supported by information systems for internal and external customers, billing and operational service, and management.

Australian Revenue (A$m)


CONSUMER
$601m
BUSINESS
$671m

AAPT Consumer


%
40
30
20
10
0
18%
21%
26%
30%
SEP 04
DEC 04
MAR 05
JUN 05
BUNDLED CUSTOMERS

Strategy

AAPT can generally be thought of as an alternative telecommunications service provider, with focused product and channel strategies. Our goal in the Australian market is to deliver growth through the execution of service-layer strategies. A services orientation requires a proportionately higher investment in information systems and people capability and requires a detailed understanding of niche market segments, and differentiated pricing, service and delivery models.

AAPT intends to be a focused attacker targeting growth in the mass consumer and business markets. The three principal strategic themes to implement the strategy and achieve market differentiation are:

- pricing, promotion and packaging for the mass market with a focus on growing the number of customers that take multiple products and new services
- building a portfolio of sales channels for the mass market
- building self-service and back-end capability that assists in call centre and online provisioning.

These initiatives will take place while also maintaining the capability to deliver a genuine trans-Tasman offering for our corporate customers.

Successful execution of the above strategies is designed to challenge the market power of the traditional players, while creating a growing profit pool in offerings that extend well beyond pure connectivity and transportation. By the end of 2006 AAPT is targeting:

- 50% of its consumer customers will purchase multiple services
- 50% of its business revenues will be in the growth areas around the mass business segment.

BOLD NEW BRAND CAMPAIGN.
AAPT launched 'Tell It Like It Is' – underlining the company's commitment to being open, honest and straight-talking, and delivering products and services that customers really want.


FUSS FREE SERVICE
TELL IT LIKE IT IS!

Performance

This year AAPT was focused on:

- retaining and growing its existing customers in its Consumer business
- making profitable business customer acquisitions in its chosen segments
- striving for excellence by reducing complexity.

Product Development

In consumer, AAPT continued to focus on growing the number of customers taking more than one product. There was a strong growth in the number of bundled customers, with 30% of customers now taking more than one product, up from 13% 12 months ago. Broadband was an area of growth, with approximately 121,000 internet and Pay TV customers at June 05, up 129%.

In Business, AAPT's focus was to take advantage of its integrated IP network to provide a range of business applications such as Hosted Voice (voice over IP) and best-in-class reporting tools that offer a transparent view of communication costs and solutions for mobilising a workforce. This segment saw intensive price competition during the year with volume growth in calling and data offset by significant unit price reductions.

Channel Development

During the year steps were taken to fill out AAPT's portfolio of channels to market, with the appointment of IProvide in the business market. This new channel initiative is dedicated to helping small and medium enterprises (SMEs) take advantage of IP-based services, including voice over IP, virtual private networks and other value-added IP applications.

Commonwealth Bank of Australia

During the year the Commonwealth Bank of Australia signed a new three-year data services agreement that will also see the Bank migrate to a next generation IP network. The network will support the Bank's more than 1,100 branches and administration sites across the whole of Australia. Under the new agreement, Telecom will design, install and operate the network and will also be responsible for the new network's ongoing management and development.

Subsequently, a second three-year agreement was concluded to extend the provision of a number of other key services including Voice and Contact Centre services until August 2008, with a further option to extend another 27 months. This contract covers all voice and managed PABX services to 1,200 bank sites, and contact centre infrastructure for the banks' 14 main contact centres, which handle some 12 million calls per month.

Outlook

AAPT's future growth strategy is shaped around three major themes:

- pricing, promotion and packaging for the mass market with a focus on growing the number of customers that take multiple products and new services
- building a portfolio of sales channels for the mass market
- building self-service and back-end capability that assists in call centre and online provisioning.

These initiatives will take place while also maintaining the capability to deliver a genuine trans-Tasman offering for our corporate customers.

Our People



WE LAUNCHED AN ASIAN LANGUAGE CONTACT CENTRE where customers can get information on the range of Telecom products and services in Mandarin, Cantonese or Korean.


xtra.co.nz

TELECOM ENCOURAGES WORK/LIFE BALANCE and as such supports team building through engaging in sports. A thirteen-strong team from Wired Marketing were 'Running on Xtra Broadband' for the Adidas Great Lake Relay in Taupo.

We are very focused on connecting our people with our customers. Leadership is critical in achieving this goal. As Telecom strives to reach its goals we know that our people will be the key differentiator in our competitive strategy, and we identified early on that strongly aligned and engaged people working together will provide superior outcomes for our customers.

In our industry, value is shifting from physical or network assets to people or intellectual capital as the key assets of the organisation. We feel a keen responsibility to build intellectual capital amongst our employee base to ensure we deliver our corporate goals. As a large employer in New Zealand we extend this responsibility to our social environment – the communities we are important to and that are so important to us.

We are able to do this across a truly diverse workforce from both a geographical location perspective and in terms of the types of careers we offer.

To recognise this our strategy is built on two imperatives – maintaining our high performance organisation and building our people capability. Everything we do in the people space is founded on making these strategic imperatives stronger.

Telecom has grown significantly this year. With the successful integration of 1,450 Gen-i and Computerland employees following last year's acquisitions. We now have 6,502 employees in New Zealand and 2,058 in Australia.



With more than 2,000 customer service representatives, these roles account for one in four of all positions in the Company.

High Performance

The ability to retain high performing staff is critical to the success of the Company.

Our new Career Development Programme has been successful in giving our people greater control over their skill development and career paths. Already 1,000 people have benefited from the programme.

Revised maternity and return to work policies have seen 90% of new mothers return to Telecom to work, and a newly consolidated benefits strategy will better support the evolving Telecom employment brand and our shared purpose.

We continue to consolidate our recruitment process, which has been supporting our people strategy well. We currently have 40,000 people registered on the Telecom careers database and 77% of all placements have originated from our own sources – the database, the website and staff referrals.

In the present competitive employment market, we aim to attract high performing individuals who will fit into the Telecom culture.

Building Capability

A critical part of Telecom's people strategy is developing the leadership skills that will drive change throughout the organisation; from senior leaders to identifying leadership potential in entry-level roles. We evaluate the leadership capabilities that are already present in the Company and address any gaps in the organisational capabilities or work on areas that need further development.

Telecom has a programmed approach to developing our 70 senior leaders. This includes succession planning, individual career development, and a method for building each leader's emotional intelligence which will increase their ability to engage emotionally as well as rationally with their people. We are building transformational managers who not only lead, but also motivate and inspire those around them to perform and contribute to the Company's success.

Already the leadership scheme is seeing results. Initiatives such



IN JANUARY AUSTRALIAN SUBSIDIARY AAPT moved 800 staff from five Sydney locations to the impressive Latitude building in the CBD, which features energy efficient equipment, movement sensors and zone-controlled lighting.



EACH YEAR HUNDREDS OF TELECOM PEOPLE earn Being Your Best awards for going the extra mile for customers and workmates. Pictured are some of our achievers with gold medalists Caroline and Georgina Evers-Swindell supported by Telecom since 2001.

as the Leadership Career Progression programme and job rotation opportunities have been successful in building and retaining intellectual capital. Turnover in the senior ranks is only 2% and the engagement levels in this group are in the high performance zone.

We absolutely believe that by providing staff with opportunities for change within the Company we will grow capability. Our organisation's breadth of products and services means employees can move across business units to gain new knowledge and experience new markets. From only 9% in 2002, existing employees filled more than 40% of all leadership roles in the past year.

Our core Management Development Programme (MDP) is in its second year and is continuing to develop new opportunities for Telecom's managers, with 77 graduates and 164 on the current courses.

MDP alumni are now called on throughout the organisation to help resolve difficult issues, work on cross-functional project teams and apply the techniques and skills they have learned.

This year we will be introducing a pre-MDP level model developing the fundamentals of management.

Engaging our customers

Telecom is focused on continually improving the service experience for our customers. With more than 2,000 customer service representatives, these roles account for 25% of all positions in the Company. The past year has seen dedicated focus on building our broadband support with 150 additional help-desk representatives resulting in a 10% increase in customer satisfaction. There has also been significant investment in proactively communicating with customers by investing a further 50 dedicated service specialists who regularly discuss best solutions with customers.

In line with the strategy to build capability, we have upgraded all induction and service training programmes and will continue to invest time in enabling our people to continually enhance their skills.

New Initiatives

Graduate Development Programme

We introduced a Telecom-wide Graduate Development Programme and are currently receiving applications for new recruits to start in 2006. This will be a comprehensive two-year programme recruiting and developing talented graduates for the Telecom team, encouraging our young leadership prospects to stay in New Zealand.

Team Play

Telecom has recently introduced 'Team Play', which encourages employees to strengthen team spirit by providing 'Telecom team' sponsorship for entering publicly-recognised events for those who want to set up sporting teams to enter local activities like indoor netball or touch rugby leagues.

We support activities that encourage our people to stay healthy by being active – and having fun with workmates at the same time.

Let's Talk Telecom

Let's Talk Telecom is a new programme designed to give employees access to Telecom's senior team to talk about what's going on in Telecom and to get answers straight from the decision-makers.

These meetings are in smaller groups of up to 20 to give people the opportunity to sit down with decision-makers like Chief Executive Officer, Theresa Gattung, the Executive team and General Managers, to have informal conversations about the business.

Telecom in the Community





THIS YEAR WE'RE INVESTING $10 MILLION in Telecom's School Connection Programme, compared to $9 million in 2004. Above, students from Kelston Boys High, Auckland, with All Blacks, linked to other schools via videoconference.

"AAPT WORKED diligently around the clock, in the aftermath of the Tsunami, building incredible structures and providing fantastic advice. We went in with a great deal of confidence that their solution would stand up," said Andrew Johnston, Head of Customer Service, World Vision Australia.

The Telecom Group strives to be socially responsible and central to this commitment is the $21 million it contributes annually to communities in New Zealand and Australia through a range of initiatives.

Telecom Sponsorships and Community Support

The strength of Telecom's connection with, and commitment to, our communities shows in the breadth of our sponsorships – which in turn reflect our brand values and principles.

Each year we invest more than $21 million supporting education, community and volunteer organisations, sports, innovation and the arts.

Education has been our key focus for a while now because we believe that education is an area where we can make a significant contribution to enriching peoples' lives, enhancing the fabric of New Zealand and enabling a more successful future. Our support extends across all levels and all ages because education is a lifelong process.

Our School Connection programme in New Zealand provides $10 million annually to schools and early childhood education centres, so they can access the tools they need for learning.

Telecom also helps build community spirit by providing telecommunications support to more than 1,500 charities through our Voluntary Welfare Organisation Sponsorship programme.

In times of adversity, we try to go the extra mile. Last year when two major North Island floods struck, Telecom field staff worked around the clock reconnecting phone lines to keep families in touch as well as supporting volunteers with communications equipment. We did the same again when floods struck in Tauranga in June 2005.

Sport is embedded in the culture of New Zealanders and Australians and as such, engages people from all areas of our communities. Our sports sponsorships enable our top sportspeople to take on the world and, in the case of the Evers-Swindell twins, bring home Gold, from the Games in Athens.

Telecom's sponsorship of the arts enables talented New Zealanders to realise their creative potential and the general populace to enjoy access to the best of the arts from New Zealand and overseas through support of major art events.

Innovation is at the heart of everything we do and is the reason we help nurture companies that could underpin New Zealand's future economy. We sponsor Incubators New Zealand and the annual Home Business of the Year competition.

Telecom also engages actively on a number of communications fronts. We are a member of the New Zealand Business for Sustainable Development and work with other members of this group on various projects. Senior Telecom people also participate in steering groups established by local government and other regional bodies to better meet the needs of the community.

Here's a snapshot of Telecom's community support across Australasian communities over the last year.

- Our Voluntary Welfare Organisation Sponsorship programme is one of our largest sponsorships and benefits some of New Zealand's most respected charities including Barnardos, CCS, Cancer Society, Heart Foundation, IHC, Plunket, Presbyterian Support Services, Red Cross, Royal Foundation for the Blind, The Salvation Army and St John.
- Helped educate about the internet and ICT through our support of SeniorNet – for people over 55.
- Enabled families overcome distance to provide their children with access to the knowledge and advice of paediatric specialists via medical videoconferencing support to the New Zealand TelePaediatric Service.
- Enabled financially disadvantaged but academically talented students to realise their dreams of tertiary education by sponsoring the First Foundation.
- Supported the New Zealand Women's Convention in June 2005.
- Supported the Boost Mobile Hook Up Tour and Aotearoa Hip Hop Summit for New Zealand youth.

At the 2004 Annual Ethical Investor Corporate Sustainability Awards (Australasia) Telecom was awarded a merit award for its social and community performance. This is the first time a New Zealand company has been recognised in this category.



CENTRAL REGIONAL HEALTH SCHOOL TEACHER ROCHELLE COLLINS brings the classroom to the home of five year-old Amelia, who has spinal muscular atrophy.



QUINTIN BARRETT, TARANAKI, winner of the annual IHC Telecom Art Awards, which help foster the creative talents of New Zealanders with an intellectual disability.

- Backed New Zealand's biggest agricultural event, the Fieldays, which attracted 1,000 exhibitors and more than 115,000 visitors.
- Supported the Kiwi Can programme which builds confidence and an 'I can' attitude in young New Zealanders.
- Sponsored Hui Taumata 2005 which focused on ways to accelerate economic development for Māori and create pathways for future generations.
- Supported ethnic events including the Indian community's Diwali Festivals, as well as the Auckland Chinese Community Association's New Year celebration, and Lantern Festivals.
- Helped spread Christmas cheer with New Zealand staff donating NZ$30,000 to the RSPCA and Australian staff donating AUD$30,000 to the Cancer Research Fund.
- Supported the Auckland Philharmonia, including the 2004 Telecom Pops series and the work of their Education Programme Coordinator.
- Raised funds for 'What's Up', a free, professional telephone counselling service for Kiwi Kids and young people by helping auction the artworks on the covers of White Pages®.
- Supported the Citizen's Advice Bureau (CAB) and its 2,750 volunteers who have 11,000 phone conversations each week.
- Helped gifted children from low decile schools by providing telecommunications services to the Gifted Kids Programme and by developing a 'Cyber School'.
- Supported customers with special needs through an advisory panel that brings together people with a range of disabilities and the professionals who work with them.
- Waived the cost of calls to the United Kingdom (UK) for New Zealanders calling UK landlines after the London bombings in July.
- Acknowledged innovation by New Zealand home-grown businesses through the annual Telecom Home Business Awards.
- Brought the world of film to a record 261,000 people with the Telecom New Zealand International Film Festivals.
- Helped nurture fledgling business sponsoring Incubators New Zealand.
- Toured the Telecom Information Technology Roadshow to schools and communities around New Zealand.
- Broadened students' educational horizons through the Telecom SchoolZone Leaders and Heroes programme which used videoconferencing to allow students to interact with leaders and heroes.
- Continued our long-standing support for the All Blacks, all five New Zealand Super 12 franchises (the Blues, Chiefs, Hurricanes, Crusaders and Highlanders), Auckland and Canterbury NPC teams, the International and National Sevens tournaments and Christchurch club rugby.
- Continued support for talented individuals, rowers Georgina and Caroline Evers-Swindell, All Blacks winger Doug Howlett, and champion rower turned America's Cup grinder Rob Waddell.
- Supported the Brisbane Lions Australian Football Club as a naming sponsor through AAPT.
- Received recognition for support of the Arts with a 'special merit' award in the NBR 2004 Awards for Sponsorship of the Arts following the successful Wim Wenders 'Pictures from the Surface of the Earth exhibition' in late 2003.

For more information go to: *www.telecom.co.nz/sponsorships*.

Board of Directors

Roderick Deane
PhD, BCom (Hons), FACA, FCIS, FNZIM, Honorary LLD
CHAIRMAN



Independent

Term of Office: Appointed Director 9 October 1992, Chairman since 11 October 1999, seeking re-election at the 2005 Annual Meeting

Board Committees: Chairman of the Nominations and Corporate Governance Committee, Member of the Audit and Risk Management Committee, Member of the Human Resources and Compensation Committee

Roderick Deane has had an extensive career in business as a Director of New Zealand and Australian companies and earlier in the public sector and central banking. He is currently Chairman of Fletcher Building Limited, ANZ National Bank Limited, Te Papa Tongarewa (the Museum of New Zealand) and the New Zealand Seed Fund. Dr Deane is also a Director of the Australian companies, Australia and New Zealand Banking Group Limited and Woolworths Limited.

Dr Deane is Patron and on the Board of Governance of IHC Inc., Chairman of the City Gallery Wellington Foundation and a Member of the Board of Trustees of MOTU (Economic and Public Policy Research).

In the past Dr Deane was Chairman of the State Services Commission, Deputy Governor of the Reserve Bank of New Zealand, an Alternate Executive Director of the International Monetary Fund, Chief Executive of Electricity Corporation of New Zealand Limited and, until October 1999, Chief Executive Officer and Managing Director of Telecom.

Theresa Gattung
LLB, BMS (Hons)
EXECUTIVE DIRECTOR



Not Independent

Term of Office: Appointed Chief Executive Officer and Managing Director 11 October 1999, last re-elected 2000 Annual Meeting

Theresa Gattung has extensive experience in 'new economy' companies – telecommunications, media, information technology, banking and finance. She became Chief Executive and Managing Director in October 1999.

She has previously been Telecom Group General Manager Services and before that General Manager, Marketing. Before joining Telecom in 1994, Ms Gattung was Chief Manager – Marketing, Bank of New Zealand Limited, and previously held executive positions with National Mutual and Television New Zealand Limited.

Ms Gattung has a Bachelor of Laws (LLB) from Victoria University, Wellington and a Bachelor of Management Studies (Hons) with majors in economics and marketing from the University of Waikato.

Paul Baines
BCA, MPP, FCA
NON-EXECUTIVE DIRECTOR



Independent

Term of Office: Appointed Director 14 May 1998, seeking re-election at the 2005 Annual Meeting

Board Committees: Chairman of the Audit and Risk Management Committee, Member of the Nominations and Corporate Governance Committee

Paul Baines has a significant background in financial and strategic management and has wide experience as a Director of several New Zealand organisations. He is a Director of Fletcher Building Limited, Gough Gough & Hamer Limited, Greenstone Fund Limited, the Reserve Bank of New Zealand, and is a Board Member of the New Zealand Institute of Economic Research.

Mr Baines was previously Chief Executive Officer of CS First Boston New Zealand Limited and has also held a number of senior positions in the sharebroking and investment banking firm Jarden & Co.

Wayne Boyd
LLB (Hons)
NON-EXECUTIVE DIRECTOR



Independent

Term of Office: Appointed Director 1 July 2004, last re-elected 2004 Annual Meeting

Board Committees: Member of the Audit and Risk Management Committee, Member of the Nominations and Corporate Governance Committee

Wayne Boyd has a significant background in law and merchant banking. Mr Boyd is a Director of Forsyth Barr Group Limited and he is also Chairman of Freightways Limited, Meridian Energy Limited, Vulcan Steel Limited and Auckland International Airport Limited. In addition, Mr Boyd is a Member of the Advisory Board of Fairfax New Zealand Limited.

In the past Mr Boyd was employed by Bancorp Holdings Limited. He was also Chairman of the South Island Interim Development Group which was charged with the establishment of Meridian Energy Limited. Mr Boyd has been involved in community organisations as a Director of Sports and Recreation New Zealand and Chairman of both New Zealand Blood Service Limited and the New Zealand Hockey Federation.

Rod McGeoch
AM, LLB
NON-EXECUTIVE DIRECTOR



Not Independent

Term of Office: Appointed Director 11 April 2001, last re-elected 2004 Annual Meeting

Board Committees: Member of the Human Resources and Compensation Committee, Member of the Nominations and Corporate Governance Committee

Rod McGeoch is Chairman of the Boards of Sky City Entertainment Group Limited, Pacific Healthcare Australia Limited, Frontiers Group (Australasia) Limited and the Trans-Tasman Advisory Board of Saatchi & Saatchi Limited. He is also a member of the New South Wales Board of Advice of Aon Risk Services Limited and the RWC 2011 Bid Advisory Committee, and a Trustee of the Sydney Cricket and Sports Ground Trust. In addition, Mr McGeoch is a Director of Ramsay Health Care Limited, LIPA Pharmaceuticals Limited, Frontiers Group (International) Limited and Gullivers Travel Group Limited.

Mr McGeoch plays a leading role in business, the legal profession and sports administration.

Until 30 June 2004 he was Chairman Emeritus of the Board of Corrs Chambers Westgarth, one of Australia's largest law firms. Mr McGeoch led Sydney's bid to host the 2000 Olympic Games as Chief Executive of Sydney Olympics 2000 Bid Limited and served on the Board of the Organising Committee for the Sydney Olympic Games.

Robert McLeod
BCom, LLB, FCA
NON-EXECUTIVE DIRECTOR



Independent

Term of Office: Appointed Director 26 July 2004, last re-elected 2004 Annual Meeting

Board Committees: Member of the Audit and Risk Management Committee, Member of the Nominations and Corporate Governance Committee

Robert McLeod is currently Chairman of the New Zealand Business Roundtable, Aotearoa Fisheries Limited and Raukura Moana Fisheries Limited. In the past he has been a Councillor and Member of the Executive Board of the Institute of Chartered Accountants of New Zealand.

Mr McLeod is currently a Director of Sky City Entertainment Group Limited, Tainui Group Holdings Limited, ANZ National Bank Limited, Te Ohu Kai Moana Trustee Limited and Gullivers Travel Group Limited. He is also a Member of the Steering Committee for the 2005 Hui Taumata.

Mr McLeod has wide business experience, a strong reputation across many areas and a background in taxation and accountancy. Mr McLeod was the immediate past Chairman of Ernst & Young Limited, a partner with Peat Marwick, McLeod Lojkine Associates and Managing Partner of Andersen New Zealand. Mr McLeod has also held a number of governmental advisory positions including being a Commissioner of the Treaty of Waitangi Fisheries Commission, Chairman of the Tax Review 2001 and a Member of the 1990 Taxation Consultative Committee on Capital Gains Tax.

Patsy Reddy
LLM (Hons), F Inst D.
NON-EXECUTIVE DIRECTOR



Independent

Term of Office: Appointed Director 1 December 1997, seeking re-election at the 2005 Annual Meeting

Board Committees: Chairman of the Human Resources and Compensation Committee, Member of the Nominations and Corporate Governance Committee

Patsy Reddy has a significant background in legal and commercial roles and has had experience over the past 17 years as a Director of a range of different New Zealand companies. She has also been involved in the governance and administration of numerous arts and community organisations.

Ms Reddy is currently Deputy Chairman of Sky City Entertainment Group Limited, a Director of Active Equities Limited and several other unlisted companies. She is also a member of NZX Discipline, the Adam Art Gallery Advisory Board and is a Trustee of the Sky City Community Trust, the New Zealand International Festival of the Arts and the Victoria University of Wellington Art Collection Funding Trust.

Her previous roles include non-executive directorships of NZ Post Limited, Air New Zealand Limited and Southern Petroleum NL, various senior executive positions at Brierley Investments Limited and as a partner in law firm Rudd Watts and Stone (now Minter Ellison Rudd Watts). She has also been a lecturer in the Law Faculty at Victoria University of Wellington.

Michael Tyler
MA
NON-EXECUTIVE DIRECTOR



Independent

Term of Office: Appointed Director 1 June 1999, last re-elected 2004 Annual Meeting

Board Committees: Member of the Nominations and Corporate Governance Committee

Michael Tyler has 32 years' experience in telecommunications, media and electronic commerce. He is Managing Director and Senior Partner of London-based professional services firm Tyler & Company, which provides advisory and analytical services to the telecommunications sector.

Before founding Tyler & Company, Mr Tyler was a Senior Partner and Director at Putnam, Hayes & Bartlett Inc., where he headed the telecommunications consulting business, and before that, he led the United States commercial telecommunications practice as a Partner and Vice-President at Booz, Allen & Hamilton Inc. He is also a former member of the faculty at the Massachusetts Institute of Technology (MIT). Mr Tyler started his telecommunications career at British Telecom.

Governance at Telecom

The Board and management are committed to ensuring that the Company maintains international best practice governance structures and adheres to the highest ethical standards. The Board regularly reviews and assesses Telecom's governance structures and processes to ensure that they are consistent with international best practice, both in form and substance.

1 Telecom's Approach to Corporate Governance

1.1 Framework

As a result of Telecom's stock exchange listings in New Zealand, Australia and New York it is subject to the governance requirements in each of these jurisdictions. This includes the United States Sarbanes-Oxley Act of 2002 and consequential United States Securities and Exchange Commission (SEC) rules; the New York Stock Exchange (NYSE) Corporate Governance Rules; the New Zealand Exchange Limited's (NZX) Listing Rules and Corporate Governance Best Practice Code; the New Zealand Securities Commission's report 'Corporate Governance in New Zealand Principles and Guidelines' (Securities Commission Principles and Guidelines); the Australian Stock Exchange Limited (ASX) Listing Rules and ASX Corporate Governance Council Best Practice Recommendations (ASX CGC Best Practice Recommendations).

Where there are conflicts between the requirements or best practice recommendations across New Zealand, Australia and the United States, the Telecom Board has resolved to adopt practices and policies consistent with best practice across these jurisdictions. The Board will continue to monitor developments in the governance area and review and update its governance practices to ensure Telecom continues to maintain the most appropriate standards of governance.

1.2 Compliance with NZX Best Practice Code and ASX CGC Best Practice Recommendations

The NZX Listing Rules require Telecom to include in its annual report a statement disclosing the extent to which it has followed the NZX Corporate Governance Best Practice Code for the reporting period. Telecom considers its governance practices comply with the Code in its entirety for the year to 30 June 2005.

In addition, the ASX Listing Rules require Telecom to include in its annual report a statement disclosing the extent to which Telecom's governance practices comply with the 28 ASX CGC Best Practice Recommendations during the reporting period, identifying the recommendations that have not been followed and providing reasons for that variance. Telecom considers that its governance practices comply with all of the recommendations for the year to 30 June 2005, with the exception of ASX CGC Best Practice Recommendation 9.4 which recommends that companies seek shareholder approval of equity-based incentive schemes for executives. Telecom's schemes were introduced prior to the ASX CGC Best Practice Recommendations becoming effective and did not require shareholder approval at that time. Details of these schemes are disclosed in this Annual Report and have been extensively disclosed in past annual reports.

1.3 Compliance with NYSE Listing Rules

As a 'foreign private issuer' registered with the SEC with securities listed on the NYSE, Telecom is required to comply with certain corporate governance requirements contained in US securities laws, including the Sarbanes-Oxley Act of 2002 and applicable NYSE listing standards. As permitted under the NYSE listing standards, Telecom provides a description of the material differences between its corporate governance practices and the NYSE corporate governance requirements for foreign private issuers on Telecom's website. Go to: *www.telecom.co.nz/about telecom/governance at telecom*.

More detail about Telecom's governance practices and copies of its principal governance documents are available on the website, as well as comprehensive checklists cross-referencing the recommendations of NZX, the ASX CGC Best Practice Recommendations, the Securities Commission Principles and Guidelines and NYSE Corporate Governance Rules to the relevant Telecom governance documents. Go to: *www.telecom.co.nz/about telecom/governance at telecom*.

2 The Board of Directors

2.1 Role of the Board and responsibility

The Board of Directors is elected by shareholders to protect and enhance the value of Telecom in the interests of Telecom and its shareholders. The Board is the overall and final body responsible for all decision-making within the Company. The Board Charter describes the Board's role and responsibilities and regulates internal Board procedure. The Board has also delegated a number of its responsibilities to its Committees. The role of the Committees is described below.

To enhance efficiency, the Board has delegated to the Chief Executive Officer and subsidiary company boards the day-to-day leadership and management of the Company. The Chief Executive Officer has, in some cases, formally delegated certain authorities to her direct reports and has established a formal delegated authority framework to enable those direct reports to sub-delegate certain authorities to their direct reports.

For a copy of Telecom's Board Charter go to: *www.telecom.co.nz/about telecom/governance at telecom*.

2.2 Board membership, size and composition

As at 30 June 2005, the Board comprised eight Directors: a non-executive Chairman, an executive Director (the Chief Executive Officer) and six non-executive Directors. The Board has a broad range of telecommunications, financial, legal, and international business skills and other relevant experience and expertise required to meet its objectives. For biography details of individual Directors go to pages 28 and 29.

The Nominations and Corporate Governance Committee is responsible for making recommendations to the Board regarding its size and composition. It also reviews the criteria for the selection of Directors to ensure the Board comprises the right mix of skills and experience to meet the needs of Telecom.

2.3 Selection and role of Chairman

The Chairman is elected by the Board from the non-executive Directors. The Board supports the separation of the role of Chairman and Chief Executive Officer. The Chairman's role is to manage and provide leadership to the Board and to facilitate the Board's interface with the Chief Executive Officer. The current Chairman, Dr Roderick Deane, is a non-executive Director and, as required by the Board Charter, is independent on the basis outlined below. His biography details are on page 28. He is a member of each of the Board Committees and is also Chairman of the Nominations and Corporate Governance Committee.

The Board does not have a Deputy Chairman however Mr Baines, as Chair of the Audit and Risk Management Committee, undertakes the role of Chairman in any matters concerning Dr Deane's remuneration, terms of appointment or matters of conflict of interest and has taken the Chair during any meetings when Dr Deane has been temporarily absent.

2.4 Director independence

The Board is committed to having a majority of Directors who are judged by the Board to be independent of judgment and character and free of material relationships with Telecom and/or other entities and people that might influence, or could be perceived by others to influence, such judgment.

The corporate governance principles under the NZX Listing Rules, NYSE Listing Rules, and the guidance provided in the ASX CGC's Best Practice Recommendations have each considered that different types of relationships constitute such 'material relationships' affecting independence, or the perception of independence. Independence standards consistent with the requirements of these jurisdictions have been adopted by Telecom and are contained in the Board Charter. From 1 July 2003 the Board Charter required that a majority of Directors be independent.

Where the Board has not set materiality thresholds, it considers relationships on a case by case basis, and as a general policy would consider a threshold of 5% to be relevant in determining materiality. Relationships will be considered from the perspective of both Telecom and the customer or supplier.

At its August 2005 Board Meeting the Board resolved, based on information provided by Directors regarding their interests, that all Directors on the Board at that time, except Rod McGeoch and Theresa Gattung, were independent.

The Board considered that although Roderick Deane had previously been Chief Executive Officer of Telecom, more than five years have elapsed since his resignation and it was appropriate for him to now be regarded as independent.

The Board considers that Rod McGeoch's role as Chairman of Saatchi & Saatchi's Trans-Tasman Advisory Board could preclude Mr McGeoch from reasonably being perceived as independent. Saatchi & Saatchi supplies services to Telecom on arm's-length commercial terms and does not derive revenue from Telecom by virtue of Mr McGeoch's Chairmanship of Saatchi & Saatchi's Trans-Tasman Advisory Board. In addition, decisions on the selection of advertising agencies are delegated to the Chief Executive Officer. Further, Mr McGeoch has no involvement in the selection of service providers in this area and has no ability to influence decisions on such matters. However, as Telecom is a material customer of Saatchi & Saatchi, Mr McGeoch may not be perceived as independent. For that reason the Board has determined him not to be independent under the Board Charter.

Robert McLeod was until 30 September 2004 Chairman of Ernst & Young Limited (Ernst & Young). The Board does not consider that Robert McLeod's relationship with Ernst & Young precludes him from being regarded as independent. Whilst Ernst & Young has in the past three years provided consulting services to Telecom, at no time have the fees for those services exceeded the materiality thresholds (5% of annual revenue) imposed by Telecom from either a Telecom or Ernst & Young perspective. In addition, Mr McLeod has not been involved in the provision of those services.

Michael Tyler is Managing Director and a Senior Partner of Tyler & Company. During 2001 and 2002 Tyler & Company provided consulting services to Telecom in relation to specific projects. At no time during that period did Mr Tyler have any involvement in the work undertaken by Tyler & Company. The Board does not consider that Mr Tyler's relationship with Tyler & Company precludes him from being regarded as independent. Tyler & Company provided no consulting services to Telecom during the year ended 30 June 2005 and will not be providing consulting services to Telecom in the future, for so long as Mr Tyler is a Director, owing to Telecom's independence requirements.

The Board will review any determination it makes on a Director's independence on becoming aware of any information that indicates the Director may have a relevant material relationship with Telecom. For this purpose, Directors are required to ensure they immediately advise of any new or changed relationships so the Board can consider and determine the materiality of the relationship.

For biographies of Directors in office at 30 June 2005 go to pages 28 and 29. See Related Party Transactions (Note 20 to the Financial Statements on page 81) and the Disclosures of Interest by Directors on pages 103 to 104.

Governance at Telecom continued

2.5 Conflicts of interest

The Board is conscious of its obligations to ensure that Directors avoid conflicts of interest (both real and apparent) between their duty to Telecom and their own interests. The Board Charter outlines the Board's policy on conflicts of interest. Where conflicts of interest do exist at law then the Director must disclose their interest, excuse themselves from any Board discussions and do not receive any Board papers in respect of those interests, and in accordance with the relevant stock exchange Listing Rules do not exercise their right to vote in respect of such matters.

2.6 Nominations and appointment of new Directors

The procedures for the appointment and removal of Directors are ultimately governed by the Company's Constitution. Recommendations for nominations of new Directors are made by the Nominations and Corporate Governance Committee and considered by the Board as a whole. External consultants are used to access a wide base of potential candidates and to review the suitability of candidates for appointment based on pre-established criteria. When recommending candidates to act as Director, the Nominations and Corporate Governance Committee takes into account such factors as it deems appropriate, including the background, experience, professional skills, personal qualities, and whether their skills and experience will augment the existing Board, and their availability to commit themselves to the role.

If the Board appoints a new Director during the year, that person will stand for election by shareholders at the next annual meeting. Shareholders are provided relevant information on the candidates for election. During the year a comprehensive process was undertaken in the appointment of two new Directors to the Board, Wayne Boyd (appointed 1 July 2004) and Robert McLeod (appointed 26 July 2004). This matter was discussed in detail in the 2004 Annual Report.

2.7 Letters of appointment

All Directors have formal letters of appointment setting out the arrangements of their appointment including their duties, terms and conditions and term of appointment, expectations of the role and remuneration. These may be amended by agreement of the Board.

2.8 Director induction and education

The Board introduces new Directors to management and the business through specifically tailored induction programmes depending on their needs. The programme includes one-on-one meetings with management and visits to key company sites.

All Directors are regularly updated on relevant industry and Company issues which include visits to Telecom operations, briefings from key executives and industry experts, and visits for briefings and discussions of issues with companies in relevant industries. There is an ongoing programme of presentations to the Board by all business units. The Board expects all Directors to undertake continuous education so that they may appropriately and effectively perform their duties.

2.9 Board performance review

During the year a performance review of the Board was conducted by the Chairman in his role as Chairman of the Nominations and Corporate Governance Committee, where he assessed the performance of individual Directors. The Board also reviewed its own performance as a whole against the Board Charter and each Committee against its Charter. This process included one-on-one meetings between the Chairman and each Director, as well as regular Board discussion on governance and performance issues. In addition, a comprehensive Board evaluation survey has been undertaken to seek Director feedback on a range of matters relating to Board performance including its role and composition, procedures, practices and administration. The collective results of the evaluation were reported by the Chairman to the Board.

2.10 Chief Executive Officer performance review

The Human Resources and Compensation Committee regularly reviews the performance of the Chief Executive Officer. This evaluation is undertaken using criteria set by the Committee that include the performance of the business, the accomplishment of strategic and operational objectives, and other non-quantitative objectives agreed at the beginning of each year. The Committee is responsible for the evaluation of the Chief Executive Officer against her key performance objectives and periodically reviews these to ensure they are an appropriate measure of the Chief Executive Officer's performance. Further details of the employment arrangements relating to the Chief Executive Officer can be found in the remuneration section of this Annual Report.

The Chief Executive Officer reports to the Human Resources and Compensation Committee at least annually on management succession planning and management development.

2.11 Retirement and re-election of Directors

The Constitution provides for the retirement of Directors at age 70. In addition, within the provisions of the Constitution, a Director is required to stand for re-election at the third Annual Meeting following the Director's appointment or three years, whichever is the longer. As a matter of policy the Board has agreed that no Director appointed after 1 July 2003 should remain a Director for more than six years (or two terms) following their first election (or re-election if initially appointed by way of casual vacancy) by shareholders unless the Board determines otherwise. Where a Director is coming to the end of the six-year (or two term) period the Board will consider whether the Director should be invited to stand for re-election for a further three-year term. The Director will not be present for that part of the meeting where the matter is discussed.

Roderick Deane, Paul Baines and Patsy Reddy are standing for re-election at this year's Annual Meeting. The Board has resolved to support their re-election at the Annual Meeting on 6 October 2005.

2.12 Board access to information and advice

Telecom's Group General Counsel Mark Verbiest, and Company Secretary Linda Cox are responsible for supporting the effectiveness of the Board by ensuring that policies and procedures are followed and for coordinating the completion and dispatch of the Board agenda and papers.

All Directors have access to executives, including the Group General Counsel and Company Secretary, to discuss issues or obtain information on specific areas or items to be considered at the Board meeting, or to discuss other issues as they consider appropriate. Further, Directors have unrestricted access to company records and information.

The Board, the Board Committees and each Director have the right, subject to the approval of the Chairman, to seek independent professional advice at Telecom's expense to assist them to carry out their responsibilities. Further, the Board and Board Committees have the authority to secure the attendance at meetings of outsiders with relevant experience and expertise.

2.13 Directors share ownership

As a matter of Board policy non-executive Directors appointed prior to 1 May 2004 or interests associated with such Directors are required to acquire and hold for the length of the Director's tenure a minimum of 20,000 ordinary Telecom shares (or an equivalent amount of shares held through ADRs).

In respect of Directors appointed to the Board after 1 May 2004, such Directors are expected to acquire a minimum of 10,000 ordinary Telecom shares in their first year following their appointment (unless such shares are already held). In addition, a portion of the Director's fees must be used to acquire Telecom shares in each year of the Director's tenure.

All shares must be held for so long as the Director remains on the Board. For more details on Director remuneration and share ownership requirements go to pages 38 to 39.

Directors disclosure of their shareholdings pursuant to section 148 of the Companies Act 1993 and NZX listing rule 10.5.3 are shown opposite. Directors are required to comply with Telecom's Insider Trading Policy and Rules in undertaking any trading in Telecom shares.

2.14 Indemnities and insurance

As permitted by Telecom's Constitution, Deeds of Indemnity have been given to Directors for potential liabilities and costs they may incur for acts or omissions in their capacity as Directors. In addition, Deeds of Indemnity have been given to certain senior staff for potential liabilities and costs they may incur for acts or omissions in their capacities as employees of Telecom, Directors of Telecom subsidiaries or Directors of non-Telecom companies in which Telecom holds interests.

During the year, the Directors and Officers liability insurance was renewed to cover risks normally covered by such policies arising out of acts or omissions of Directors and employees in their capacity as

Directors Shareholdings as at 30 June 2005

	RELEVANT INTEREST OF DIRECTOR BENEFICIAL	RELEVANT INTEREST OF DIRECTOR NON-BENEFICIAL
R Deane[1]	296,774	–
P Baines	25,841	–
R McLeod	20,000	–
P Reddy	21,110	2,000
T Gattung[2]	2,574,065	–
M Tyler[3]	3,750	–
R McGeoch	20,000	–
W Boyd	14,000	–

1. 246,774 options and 50,000 shares.
2. 2,500,000 options and 74,065 shares.
3. American Depositary Receipts (1 ADR equals 8 ordinary shares).

such. Insurance is not provided for dishonest, fraudulent, malicious or wilful acts or omissions. The lead insurer has requested that Telecom not disclose the name of the insurer, the limit of liability purchased or the premium paid.

2.15 Meetings of the Board and conduct of meetings.

The Board has eight scheduled meetings each year. In addition, it meets whenever necessary between the scheduled meetings. Each April and June the Board meets for two days to discuss key strategic issues and review the Corporate Plan for the forthcoming year.

The Chairman and the Chief Executive Officer establish meeting agendas to ensure adequate coverage of key issues during the year. The Directors generally receive materials for Board meetings seven days in advance, except in the case of special meetings for which the time period may be shorter due to the urgency of the matter to be considered.

Executives and other senior people regularly attend Board meetings and are also available to be contacted by Directors between meetings. The Board and its Committees meet regularly in executive session, without the Chief Executive Officer or other management present. Such sessions, in particular, deal with management performance and remuneration issues, Board performance evaluation issues, and discussions with the Group Internal Audit Manager and External Auditors to promote a robust independent audit process.

Governance at Telecom continued

2.16 Attendance at Board and Committee Meetings for the year 1 July 2004 - 30 June 2005

The full Board held eight formal meetings during the year ended 30 June 2005. The table below shows Director attendance at these meetings and Committee member attendance at Committee meetings.

3 Board Committees

3.1 Board Committees and membership

Three Board Committees assist in the execution of the Board's responsibilities – the Human Resources and Compensation Committee; the Nominations and Corporate Governance Committee; and the Audit and Risk Management Committee. The Committees have a number of scheduled meetings each year to coincide with the timing of the various responsibilities of that Committee. Other Committees may be established to consider matters of special importance or to exercise the delegated authority of the Board. The number of Committee meetings held during the year, and attendance by Directors is set out below.

3.2 Committee Charters

For the Charters of each Committee go to: *www.telecom.co.nz/about telecom/governance at telecom*. The Board annually reviews the Charters of the Board Committees and their performance against those Charters.

3.3 Committee composition

The Board is responsible for appointing Committee members according to the skills, experience and other qualities they bring to the Committees. All Committees are required to comprise a minimum of three members. The composition of the Human Resources and Compensation Committee and the Nominations and Corporate Governance Committee each satisfies the requirement of the respective Committee Charter that a majority of Directors be independent.

Audit and Risk Committee Charter

The Audit and Risk Management Committee includes members who have appropriate financial experience and an understanding for the industry in which Telecom operates. All Committee members are independent (in accordance with the Board Charter criteria) and are financially literate. Committee members (and their family members and entities to which they are related) cannot receive (directly or indirectly) any compensation or consultancy, advisory or other fees from Telecom (other than those relating to their services as Committee and Board members or which are retirement payments made under the Constitution).

The Committee Charter requires that at least one member of the Committee must be a 'financial expert' as defined in the Committee Charter.

The Board has determined that the Chairman of the Audit and Risk Management Committee, Paul Baines and Committee members, Roderick Deane and Robert McLeod are 'financial experts' for the purposes of the above definition.

The industry knowledge and financial experience of the members of the Audit and Risk Management Committee are set out in the biographies of the Directors on pages 28 and 29.

Board and Committee Meeting Attendance

	BOARD MEETINGS	SPECIAL BOARD MEETINGS	AUDIT AND RISK MANAGEMENT COMMITTEE MEETINGS	HUMAN RESOURCES AND COMPENSATION COMMITTEE MEETINGS	NOMINATIONS AND CORPORATE GOVERNANCE COMMITTEE MEETINGS
Total number of meetings held	**8**	**1**	**5**	**4**	**3**
Deane	8	1	5	4	3
Gattung	8	1			
Baines	8	1	5		3
Boyd[1]	8	1	4		2
King[2]	1	–	1		1
McGeoch	8	1		4	3
McLeod[3]	8	1	4		2
Pyne[4]	1	–			1
Reddy	8	1		4	3
Tyler	8	1	1		3

1. Mr Boyd was appointed to the Board on 1 July 2004. He was appointed to the Audit and Risk Management Committee with effect from 1 October 2004.
2. Mr King retired from the Board on 30 September 2004
3. Mr McLeod was appointed to the Board on 26 July 2004. He was appointed to the Audit and Risk Management Committee with effect from 1 October 2004.
4. Mr Pyne retired from the Board on 30 September 2004.
All Directors are entitled to attend all meetings of Board Committees by standing invitation. The above table shows attendance by Committee members at meetings of that Committee.
In addition specially constituted Board sub-committees met during the year to discuss specific issues.

3.4 Committee role and operations

All Directors receive all Committee papers and can attend all Committee meetings. As soon as possible after each Committee meeting, the Board is given a verbal report by the Chairman of the Committee on the outcomes of the Committee meeting.

The structure, membership and responsibilities of the Board's Committees are summarised opposite. The Committee's role and responsibilities are outlined in the relevant Committee Charter. Go to: *www.telecom.co.nz/about telecom/governance at telecom.*

4 Audit Governance and Independence

4.1 External audit independence

The Audit and Risk Management Committee is responsible for making recommendations to the Board concerning the appointment of Telecom's external Auditors and the terms of engagement. In August 2004 the Board approved the re-appointment of KPMG as Auditors for the year ended 30 June 2005. Shareholders approved the Board setting the remuneration of the Auditors at the Annual Meeting in October 2004.

Telecom is committed to auditor independence. The Audit and Risk Management Committee reviews the independence and objectivity of the external Auditors. For this reason the work of the external Auditors is limited to audit and related work only and the Audit and Risk Management Committee or its Chairman is required to pre-approve all audit and related assurance services. The External Audit Independence Policy requires rotation of audit partners every five years and places restrictions on an audit partner or audit manager being employed by Telecom in another role and on the external Auditors employing Telecom's Chief Executive Officer, Chief Financial Officer, Group Controller or any other member of Telecom management who has acted in a financial oversight role.

The external Auditors review all Board and Committee papers and attend all Committee meetings. The Committee also meets with the external Auditors without management being present and meets management without the external Auditors being present. Committee members may contact the external Auditors directly at any time.

See page 102 for the External Audit Report for the past financial year.

Committee Responsibilities

	HUMAN RESOURCES AND COMPENSATION COMMITTEE	AUDIT AND RISK MANAGEMENT COMMITTEE	NOMINATIONS AND CORPORATE GOVERNANCE COMMITTEE
Main Responsibilities	□ To oversee the remuneration and human resources strategy, structure and policy of Telecom □ To review and make recommendations to the Board on Chief Executive Officer remuneration □ To review and make recommendations to the Board on non-executive director remuneration, taking into account the shareholder approved fee pool □ To review and approve the remuneration and terms of employment of the Chief Executive Officer's direct reports □ To review and make recommendations to the Board on incentive remuneration plans and equity based plans.	□ Oversee all matters concerning the integrity of the financial statements and financial reporting systems and processes □ Ensure compliance with financial reporting and related regulatory requirements □ Approve the appointment of the external Auditors □ Review the external Auditors' qualifications, performance and independence □ Ensure that an appropriate risk management framework exists and review principal risks □ Approve the appointment of the internal auditor and review the activities and performance of the internal audit function.	□ Recommend candidates for appointment to the Board based on pre-established criteria □ Oversee the performance evaluation of the Board and review Board succession planning □ Review on an ongoing basis the governance principles of the Board and make recommendations to the Board.
Members	Patsy Reddy (Chair) Roderick Deane Rod McGeoch	Paul Baines (Chairman) Roderick Deane Wayne Boyd Robert McLeod	Roderick Deane (Chairman) Paul Baines Wayne Boyd Rod McGeoch Robert McLeod Patsy Reddy Michael Tyler

Governance at Telecom continued

4.2 Certification and discussion with external Auditors on independence

It is a requirement of the Audit and Risk Management Committee Charter that the Committee annually assesses and confirms to the Board the independence of the external Auditors after consideration of the External Audit Independence Policy criteria, including assessing whether the independence of the external audit process has been maintained in light of the performance of any other assurance services. The Audit and Risk Management Committee undertook this assessment at its meeting in August 2005 and confirmed to the Board that KPMG had complied in all respects with the External Audit Independence Policy and that the Committee was satisfied as to KPMG's independence. As part of this assessment KPMG confirmed in writing that it had complied with all aspects of the External Audit Independence Policy and provided relevant details in support.

For a copy of the External Audit Independence Policy go to: *www.telecom.co.nz/about telecom/governance at telecom*.

4.3 Attendance at Annual Meeting

Representatives of Telecom's external Auditors, KPMG, will be available at Telecom's Annual Meeting to answer shareholder questions about the conduct of the audit and content of the External Audit Report.

5 Controlling and Managing Risks

5.1 Approach to risk management

Through its risk management framework, Telecom identifies, assesses and manages risks which affect its business including specific pan-Telecom risks arising from the business direction and strategic environment.

Telecom's risk management framework is implemented through business processes such as business planning, investment analysis, project management and operations management.

Specifically Telecom's Managing Risk Policy requires Telecom's business and support groups to:

- identify and record risks that relate to the achievement of their business objectives
- assess those risks and determine if they are acceptable under existing controls or whether additional treatment is required
- respond appropriately to the risks, based on that assessment
- monitor and report on the current status of risks and the effectiveness of their controls.

This systematic approach to managing risk is being implemented throughout the Telecom Group.

5.2 Risk management roles and responsibilities

Risk management takes place in the context of normal business processes such as business planning, investment analysis, project management and operations management. In addition, risk is managed through the Delegation of Authority framework and other Telecom policies that provide a framework for managing specific pan-Telecom risks arising from the Company business direction and strategic environment. To manage financial risks around treasury transactions, the Board has approved principles and policies that specify who may authorise transactions and segregate the duties of those carrying them out.

The Audit and Risk Management Committee has the responsibility to ensure that management has established a risk management framework that includes policies and procedures to effectively identify, treat and monitor principal business risks. The Committee also regularly reviews Telecom's principal risks contained in the Company's risk profile.

Telecom's Audit and Risk Management Committee receives reports on the effectiveness of the implementation of policies and processes designed to manage risk. Internal Audit reports to the Audit and Risk Management Committee on the adequacy and effectiveness of Telecom's internal controls. The Committee regularly reports this information to the Board.

5.3 Chief Executive Officer/Chief Financial Officer assurance

The Chief Executive Officer and Chief Financial Officer have stated to the Board in writing that in respect of the year ended 30 June 2005, to the best of their knowledge and belief:

- a sound system of risk management and internal compliance and control, which implements the policies of the Telecom Board of Directors, exists to provide assurance that the Telecom financial statements give a true and fair view of the matters to which they relate and are in accordance with New Zealand generally accepted accounting practice
- Telecom's risk management and internal compliance and control system in relation to financial reporting risks and controls is operating efficiently and effectively in all material respects.

5.4 Internal audit

Telecom has an internal audit group based in New Zealand and Australia. The Internal Audit Charter defines the group's objectives, scope, independence, responsibilities and authority. The group's primary objective is to assist the Board and Chief Executive Officer in exercising good governance by providing independent assurance on Telecom's control and risk management processes. The Audit and Risk Management Committee approves the appointment and replacement of the Group Internal Audit Manager. The Group Internal Audit Manager reports to the Board through the Committee. The internal audit group is independent from the activities and operations it audits, including risk management systems and has unrestricted access to Telecom's records and staff. The group regularly performs audits across Telecom business units in New Zealand, Australia and elsewhere. The internal audit team works to an internal audit plan approved by the Audit and Risk Management Committee. The Audit and Risk Management Committee ensures that the group is appropriately staffed and that its scope of work is adequate in light of the key risks facing Telecom. It is intended to merge the Internal Audit and Corporate Risk Services Teams. The merging of these groups is expected to provide a more consistent view of risks, their management and control, and provide a more explicit link between key risks identified in the business and the internal auditing of processes and controls. The effectiveness of risk management within Telecom will continue to be audited, augmented by regular independent external reviews.

6 Promoting Ethical and Responsible Behaviour

6.1 Code of Ethics

The Company expects all its employees and Directors to maintain the highest ethical standards. Telecom's Code of Ethics establishes the framework by which Telecom employees are expected to conduct their professional lives by facilitating behaviour and decision-making that meets Telecom's business goals and is also consistent with Telecom's values, policies and legal obligations.

The Code of Ethics addresses:

- conflicts of interest
- receipt of gifts
- corporate opportunities
- confidentiality
- expected behaviours (including fair dealing)
- the proper use of Telecom's assets and information, compliance with laws and Telecom policies
- delegated authority
- reporting issues regarding breaches of the Code of Ethics, legal obligations or other Telecom policies.

Telecom also has a Directors' Code of Ethics which addresses similar topics and establishes the behaviour expected of Directors.

For a copy of the Code of Ethics, Directors' Code of Ethics and other policies go to: *www.telecom.co.nz/about telecom/governance at telecom*.

6.2 Internal policies and procedures

All Telecom staff are responsible for ensuring that Telecom carries out its business activities in a way that gives due consideration to all applicable legal requirements, minimises the cost of legal risk and maximises business opportunities. Managers are responsible for making sure their staff understand what compliance means in their particular areas, by ensuring appropriate training and compliance information is available.

Beyond the Code of Ethics, Telecom has a number of internal policies and procedures:

- Managing Risk Policies, including security and protection, crisis management, fraud and business continuity
- Insider Trading Policy and procedures
- Market Disclosure and Communication Policy
- Health and Safety Policy and related protocols
- Human Resources Policies, including employment, remuneration and benefits, equal opportunity, anti-harrassment and discrimination
- Legal Compliance Policy
- Information Management Policy
- Technology Policy.

6.3 Escalation procedures and whistle blowing

Any Telecom employee (including a contractor) who becomes aware of a legal, policy or Code of Ethics compliance breach or issue has a responsibility to report it using Telecom's Compliance Escalation Procedures. Employees can report compliance concerns anonymously by phone. In addition Telecom has a procedure whereby accounting, auditing or internal control breaches or concerns may be reported confidentially to the Audit and Risk Management Committee.

6.4 Insider Trading Policy and trading in Telecom shares

Directors and employees are subject to restrictions under the law relating to dealing in Telecom securities and other related Telecom derivatives if they are in possession of inside information. Inside information is information that is not generally available and, if it were generally available, a reasonable person would expect it to have a material effect on the price or value of Telecom securities.

To ensure compliance with these legal requirements the Insider Trading Policy specifies that Directors, executives and certain other groups of people within Telecom may not buy or sell Telecom shares at any time other than during the six weeks following the announcement of quarterly, half yearly and annual results. Within the framework of New Zealand's insider trading laws, prior consent of such transactions must be granted by the Company Secretary, or in the case of Directors, by the Chairman (or in the Chairman's case, the Chairman of the Audit and Risk Management Committee). The completion of any such transaction must also be notified to the Company Secretary.

Compliance with the Insider Trading Policy and Rules is monitored through education and random checks across the Telecom share register. Any breach of the Insider Trading Policy would be regarded very seriously. All trading by those persons subject to the Insider Trading Rules is reported to the Board. In addition, as required by the Securities Markets Act 1988 and the Securities Markets (Disclosure of Relevant Interests by Directors and Officers) Regulations 2003, all trading by Directors and Officers is reported to NZX. Trading by Directors is reported also to ASX and NYSE.

6.5 Market Disclosure Policy and shareholder communication

Telecom's Market Disclosure Policy governs its communications with shareholders and other stakeholders. Telecom is committed to providing comprehensive continuous disclosure to shareholders and other stakeholders, and to complying with the Listing Rules of the stock exchanges on which Telecom is listed.

Governance at Telecom continued

Telecom requires certain senior people (the Chief Executive Officer, Chief Financial Officer, Group General Counsel, Company Secretary and the General Manager Investor Relations) and in some cases the Chairman, to discuss whether information is material prior to its release.

Telecom has appointed a Disclosure Officer (currently the General Manager Investor Relations) who, together with the Group General Counsel, is responsible for ensuring that all material information is lodged as soon as practicable simultaneously with the NZX, ASX and NYSE.

The Disclosure Officer ensures that such information is published on Telecom's website where appropriate, with further dissemination through broadcast emails to news agencies and other market commentators. Disclosure practices are monitored by the Disclosure Officer.

Telecom has also appointed certain executives as authorised spokespeople who are required to ensure that all proposed public comments contain information already in the public domain or information which is not material. Management is responsible for ensuring compliance with the policy.

Telecom's website contains media releases, quarterly financial information, current and past annual reports, dividend histories, notices of meeting, a list of shareholders' frequently asked questions and other information about the Company. Telecom shareholders can contact the Board directly using the dedicated email address: *TelecomBoard@telecom.co.nz*. Telecom webcasts its investor and analyst briefings over its website where appropriate.

Full participation of shareholders at the Annual Meeting is encouraged. Telecom will be webcasting its 2005 Annual Meeting live. Shareholders will have the opportunity to submit questions prior to the meeting and will be given the opportunity to ask questions of the Chairman, Directors and Auditors at the Annual Meeting. The webcast will be archived to the Telecom website after the meeting along with a copy of the minutes of the meeting.

For a copy of the webcast and annual meeting minutes go to: *www.telecom.co.nz/about telecom/investorrelations*.

7 Other Matters

7.1 Kiwi Share

The Kiwi Share is held by the Crown and through it the Crown ensures that Telecom provides certain specified telephone services on specified terms. Telecom has updated its Kiwi Share Obligations by entering into the Telecommunications Service Obligations Deed in December 2001.

Under Telecom's Constitution the Board and the Kiwi Shareholder's consent is required before a person acquires a relevant interest (which includes a beneficial interest) in 10% or more of Telecom's shares. The Constitution also provides that a person who is not a New Zealand national may not acquire a relevant interest in 49.9% or more of Telecom's shares without the Kiwi Shareholder's consent. If the Kiwi Shareholder has not consented, a shareholder will be given three months' notice to dispose of the excess shareholding, after which the Board may sell the shares on the shareholder's behalf. Telecom does not consider the Kiwi Share to be a significant shareholder ownership limitation.

The Kiwi Shareholder must consent to the amendment or removal of certain provisions in the Constitution which relate to the Kiwi Shareholder's rights, but otherwise may not vote.

7.2 Political donations

During the year donations and other contributions totalling $150,000 were made to political parties in New Zealand comprising:

PARTY	AMOUNT
New Zealand Labour Party	$70,000
New Zealand National Party	$70,000
United Future New Zealand Party	$10,000
Total	**$150,000**

7.3 Other

Telecom's statutory disclosures are on pages 103 to 108 of this Annual Report.

Remuneration at Telecom

1 Non-executive Directors

1.1 Directors' fees

The total remuneration available to non-executive Directors is fixed by shareholders at the Annual Meeting. The current annual fee pool limit is $1,500,000 and was approved by shareholders at the Annual Meeting in October 2003.

The Human Resources and Compensation Committee annually reviews Director remuneration taking into account the responsibilities, skills, performance and experience of the Directors and then makes appropriate recommendations to the Board. The Committee takes advice from independent consultants to ensure that remuneration is in line with other comparable companies in New Zealand and Australia.

The current annual fees paid to non-executive Directors other than the Chairman are, with effect from 1 July 2005, as follows:

- each non-executive Director $112,500 if appointed prior to 1 May 2004 or $140,625 if appointed post 1 May 2004
- additional amount of $10,000 to each overseas (non-New Zealand or non-Australia) based non-executive Director
- Chairman of each of the Audit and Risk Management Committee and Human Resources and Compensation Committee, $25,000
- membership of a Board Committee, an amount of $10,000* (excluding the Chairman and those persons who chair a committee).

*No more than one amount for membership of a Board Committee will be paid where a Director is a member of more than one Committee.

During the year to 30 June 2005, the total remuneration paid to Directors and value of other benefits received by the Directors of Telecom was as follows:

NAME	TOTAL REMUNERATION[1]	RETIREMENT ALLOWANCES ACCRUED AS AT 30 JUNE 2005[2]
Roderick Deane	$403,000	$660,623
Theresa Gattung[3]	$2,905,000	–
Paul Baines	$130,000	$282,593
Wayne Boyd[4]	$138,750	–
John King[5]	$28,750	–
Rod McGeoch[6]	$131,685 (Telecom Corporation of New Zealand Limited) A$9,364 (TCNZ Australia Pty Limited)	$144,444
Robert McLeod[4]	$130,030	–
Patsy Reddy	$130,000	$282,593
Lindsay Pyne[5]	$31,250	–
Michael Tyler	$125,000	$227,778

1. The figures shown are gross amounts and exclude GST where applicable. The Company meets costs incurred by Directors which are incidental to the performance of their duties. This includes providing Directors with telephone concessions (which can include free telephone line rental, mobile phone, national and international phone calls and online services) and paying the cost of Directors' travel. As these costs are incurred by the Company to enable Directors to perform their duties, no value is attributable to them as benefits to Directors.

2. Retirement allowances are accrued based on the number of full years service and fees for the highest paid three years of service as a non-executive Director to date.

3. Ms Gattung does not receive Directors' fees. The amount shown in the above table is remuneration actually received by Ms Gattung during the financial year. It does not reflect remuneration earned by her for the period. The Chief Executive Officer's total remuneration includes a significant performance-based component which is comprised partly of share options valued using the standard Black-Scholes methodology and other accepted option valuation methodologies. For the year to 30 June 2005 the total remuneration of $2,905,000 included share options allocated during the year having a deemed value of $365,000 (independently valued using Black-Scholes and other accepted option valuation methodologies), and the performance incentive payment for the period ending 30 June 2004 which was paid to her during the year.

4. Mr Boyd and Mr McLeod joined the Board on 1 July 2004 and 26 July 2004 respectively. They were appointed to the Audit and Risk Management Committee with effect from 1 October 2004. They are not entitled to any retirement allowance. See paragraph 1.2 below for further explanation.

5. Mr King and Mr Pyne retired from the Board on 30 September 2004. Mr King received a payment of $310,000 on his retirement calculated in accordance with the formula described in paragraph 1.2 below. Mr Pyne received no retirement allowance as he had served on the Board for less than three years.

6. Mr McGeoch is also paid A$25,000 pa for additional services he undertakes in assisting the Australian business. The accrual for the retirement allowance shown is based on fees paid to him as a Director of Telecom and does not include any calculation for fees paid to him for the special services. Mr McGeoch was Chairman of TCNZ Australia Pty Limited until 19 November 2004. He was paid A$40,000 pa for this role.

1.2 Retirement allowances

The retirement allowances of all non-executive Directors in office at 1 May 2004 have been grandfathered and on the eventual retirement (or death during office) of any such non-executive Director an allowance will be paid to that Director, calculated on the following basis:

- that there will be no eligibility for a retirement allowance unless the non-executive Director has served a minimum of three years;
- after a period of three years' service the following formula be applied in the calculation of a retirement allowance in respect of the retirement of an existing non-executive Director:

  $A/9 \times B$ where:

  A = number of years served as a non-executive Director (noting in no case can A exceed 9)

  B = sum of fees earned as a non-executive Director in the three highest paid years as a non-executive Director.

In consideration for foregoing the benefit of the retirement allowance the annual base fee of any non-executive Director appointed to the Board after 1 May 2004 has been set at 25% above the current base amount paid to non-executive Directors ('the supplement').

In addition, all non-executive Directors appointed after 1 May 2004 are required to hold not less than 10,000 Telecom shares, to be acquired during their first year of appointment (unless such number is already held at the time of appointment). In addition, such non-executive Directors are required each year to apply the equivalent of the after-tax amount of the supplement to the further purchase of Telecom shares. All such shares (including the initial 10,000 shares acquired) must be held until a Director ceases to hold office.

An accrual has been maintained for the current amount of retirement allowances owing to Directors appointed prior to 1 May 2004. Details are shown above.

2 Remuneration of Telecom Employees

2.1 Framework for remuneration

The Human Resources and Compensation Committee is responsible for reviewing remuneration and human resources strategy, structure, policy and practices. It seeks external expert advice on best practice remuneration structures and market trends to ensure that the remuneration strategy for Telecom contributes to effective performance and value creation.

The Human Resources and Compensation Committee recognises the vital role people play in the achievement of Telecom's short-term and long-term objectives and as a key source of competitive advantage. To grow and be successful, Telecom must be able to attract, retain and motivate capable employees.

The key principles determined by the Human Resources and Compensation Committee that underpin Telecom's remuneration policies are:

- rewards are market-competitive to attract and retain talented people
- remuneration is linked to performance so that high levels of performance attract higher rewards
- the overall cost of remuneration is managed and linked to the ability of the Company to pay
- rewards to senior management are aligned to those of shareholders.

These principles are achieved through a remuneration structure with both a fixed and variable component. Supporting each key principle are appropriate policies and practices with clear and established accountabilities and processes.

Governance at Telecom continued

Rewards are market-competitive to attract and retain talented people
The overall remuneration structure is designed to deliver rewards that are competitive in the labour markets in which Telecom competes for people.

All Telecom's senior management positions are job sized using an internationally recognised job evaluation methodology. Job evaluation assesses the comparative importance of each position in terms of its impact and accountability and ensures internal equity between positions. It also allows valid comparisons of remuneration data between Telecom positions and those in other companies that are meaningful and accurate. All senior manager position evaluations are confirmed by an independent expert in job evaluation methodology.

All other positions are allocated to job bands that are defined by job evaluation ranges. A sample of positions is formally evaluated with others allocated to job bands through a matching process.

Telecom accesses market remuneration information by sourcing a number of New Zealand and Australasian remuneration surveys and seeking independent specialist remuneration expertise. This provides comprehensive market information such as remuneration trends and data, performance-based reward structures and pay levels including benefits and incentive components for different positions in various industries. These are used to ascertain Telecom's competitive stance and ensure that Telecom's rewards are sufficiently competitive.

The Human Resources and Compensation Committee decides Telecom's position within a comparative market and this determines remuneration ranges. Individual remuneration is set within these ranges which consider a number of factors including individual performance and capability, specific business needs, the criticality to Telecom of a specific position or individual, market shortages of specific skills and regional differences. Remuneration ranges are reviewed annually to reflect movement in market remuneration.

Remuneration is linked to performance so that higher levels of performance attract higher rewards
Telecom has a comprehensive performance management process. Overall business strategy shapes Telecom's Corporate Plan. It cascades to business groups and is reflected in business plans and finally in individual performance plans. Individual plans, established each year, clarify performance expectations against which individual achievement is assessed.

Individual performance is a key input into the annual remuneration review decision along with current market relativity of that individual's remuneration package. Individuals receive remuneration increases based on performance.

The variable remuneration component is at-risk and entirely performance based. This component includes a number of schemes. These are specifically designed sales incentives, annual cash-based incentives and equity-based or longer-term incentives. Each scheme links desired performance outcomes with appropriate reward.

Sales incentives, specific to sales positions, are designed to drive achievement of sales, customer value and service targets. The annual cash-based incentives drive Company, business and individual performance and link individual reward to shareholder value. An annual incentive scheme applies at all levels in the organisation with the specific structure and amount of incentive based on position level. In line with market practice, equity-based incentives apply only to senior management positions. These incentives link the rewards of those individuals that directly impact on business performance with improvements in shareholder value.

The overall cost of remuneration is managed and linked to the ability of the Company to pay
Telecom has a significant financial investment in its people. Effective growth is dependent on the quality, commitment, innovation and drive of these employees. Telecom aims, in a competitive market, to achieve the appropriate balance between managing overall remuneration costs and investing in people.

Telecom sets a conservative position for its fixed remuneration and only pays remuneration at a higher market level when performance objectives are achieved. The overall remuneration cost is therefore linked to Telecom's performance and the ability to pay.

The total funding available for annual remuneration increases is based on market movement and is approved by the Human Resources and Compensation Committee prior to the remuneration review. The Human Resources and Compensation Committee monitors remuneration costs and practices to ensure they are in line with policy.

The Human Resources and Compensation Committee reviews the Chief Executive Officer's performance evaluation of her direct reports and approves the remuneration and other variations to the terms and conditions of employment of her direct reports.

Rewards to senior management are aligned to those of shareholders
The Human Resources and Compensation Committee makes recommendations to the Board on senior management incentive remuneration plans, share option and share ownership plans. Senior management remuneration packages comprise a fixed portion and an at-risk portion that is only paid when performance objectives are met. Typically the Executive Team has approximately 50% of their remuneration package paid as a fixed component. The remaining 50% is at-risk, generally 30% of which is paid as an annual cash-based incentive and 20% is applied to an equity-based scheme.

2.2 Annual Cash-based Incentives

The annual cash-based incentive scheme is an integral part of Telecom's overall approach to competitive performance-based remuneration. It is a cash-based scheme that aims to reward individuals for meeting or exceeding individual, business group and Company goals that are aligned to Telecom's strategic direction. Telecom Group performance is measured on an Economic Value Added (EVA) basis. EVA is chosen as the key measure as it provides a good alignment to shareholder value creation.

The Board determines Telecom's strategy and measures of success and agrees a Corporate Plan with reference to external performance benchmarks. Based on this agreed Plan, targets are set at the beginning of the year with the Board assessing performance against them at the end of the financial year. Similarly, business group targets are set and assessed. Corporate and business group plans cascade down the Company to form the basis of individual performance plans. These plans translate high level corporate and business group strategies and targets into individual objectives that are specific, measurable, achievable, realistic and time bound. Objectives define, manage and measure individual performance throughout the year.

The annual cash-based incentive scheme was refined in the 2004-05 year. Changes have been made to the scheme's structure to achieve greater differentiation of incentive payments and to provide for a more dynamic performance management process. The incentive design balances business performance and individual performance so that above target performance in both results in above target payments, while below target performance in either results in lower incentive payments. A greater emphasis has been placed going-forward on longer-term strategic measures in the business performance component.

2.3 Equity-based incentive schemes

Telecom also operates equity or non cash-based long-term incentive (LTI) schemes (refer Note 16 to the Financial Statements for details of the number of shares and options issued under the schemes). These are designed to ensure there is an appropriate balance between short, medium and longer-term performance objectives and to align senior management with shareholder interests. Approximately 600 senior managers currently participate in equity-based incentive schemes. Telecom's LTI programme has two types of equity-based schemes, the Share Option Scheme and a Restricted Share Scheme.

ASX best practice recommendation 9.4 recommends that companies seek shareholder approval of equity-based incentive schemes for executives. Telecom's schemes were introduced prior to the ASX CGC best practice recommendations becoming effective and the details of these schemes have been extensively disclosed in this Annual Report and in previous annual reports. It is also relevant to note that the total number of shares, share rights and share options on issue under Telecom's equity-based incentive schemes comprised less than 2% of the total shares on issue at 30 June 2005.

Telecom Share Option Scheme

The Telecom Share Option Scheme has operated since 1994. However, only a small number of senior managers participate in the scheme. This follows a reduction in Share Option Scheme participation due to a change in policy and in recognition of shareholder concern about the wide use of share options. From 2003, many people who previously participated in the Share Option Scheme switched to the Restricted Share Scheme. Participation was further reduced through offering choice to certain senior managers as to whether they wished to participate in the Share Option Scheme or alternatively receive restricted shares. In September 2004, when the last annual grant took place, approximately 47 people were granted options.

The Committee annually approves the option valuation based on analysis undertaken by an independent external advisor, predominantly using Black-Scholes and other accepted option valuation methodologies.

Participants may, subject to employment conditions, exercise options following the completion of the stated vesting period. Generally, 25% of options can be exercised after a two-year period, with the remaining 75% after a three-year period. This reflects the Board's focus on medium to long-term reward. New ordinary shares are issued upon the exercise of options. Options have a maximum life of six years after which time they lapse.

The price payable on exercise of an option is equivalent to the average daily closing price of Telecom shares reported on NZSX for the month immediately preceding the date on which the options were granted.

Only individuals who meet satisfactory performance standards are eligible to be granted share options in any year. Introduced in September 2003, a further performance hurdle must now be met in order to exercise any share options. Broadly, total shareholder return, measured as the combination of share price appreciation and dividends paid, must exceed Telecom's estimated cost of equity since the grant of the share option. External advisors will calculate the cost of equity annually from September 2005, when the first options subject to the hurdle will vest. Achievement of the performance hurdle will be independently verified and, once achieved, share options that have vested may be exercised at any time up to and including the lapse date of the share options.

Telecom Restricted Share Schemes

In September 2001 restricted shares were introduced as a component of remuneration for selected senior people. Restricted shares are now the primary equity-based mechanism for LTI participants. They are intended to align employee incentives with shareholder value without the possible dilutionary impact of widespread use of share options.

Restricted shares are delivered via two different mechanisms that provide the same incentive and reward outcomes. These are the Telecom Restricted Share Scheme (RSS) and the Telecom Share Rights Scheme (SRS). The RSS is only used in New Zealand and the SRS is used in Australia and for New Zealand-based Executive Team members. The RSS and SRS are structured to deliver an equivalent benefit to all participants.

Under the RSS, shares in Telecom are issued to Telecom Trustee Limited (TTL), a Telecom subsidiary. Participants purchase shares from TTL with funds lent to them by Telecom and which are held on their behalf by TTL. Generally the shares vest after a three-year period although a reduced period may be used in some cases. The price for each share is the average end-of-day market price for Telecom shares reported on NZSX in the 20 business days immediately preceding the date on which the share is allocated less the present value of the

Governance at Telecom continued

dividends expected to be foregone during the restricted period. If the individual is still employed by Telecom at the end of the specified period the employee is given a cash bonus which must be used to repay the loan and the shares are then transferred to them. Under special circumstances individuals who cease employment prior to the end of the restricted period can receive a partial award under the RSS.

Under the SRS, previously called the Australian Executive Option Scheme, participants are granted rights to purchase Telecom shares at a nil cost strike price. Generally rights cannot be exercised for a three-year period. The rights will be exercisable at the end of the restricted period only if the individual is still employed by Telecom, except in special circumstances.

2.4 Chief Executive Officer

Employment agreement

The Chief Executive Officer, Theresa Gattung, has an employment agreement with Telecom Corporation of New Zealand Limited. The agreement does not contain a fixed term. The conditions of employment under the agreement reflect standard conditions that are appropriate to a senior executive operating within the New Zealand business community.

Ms Gattung's employment agreement may be terminated by the Board on 12 months' notice or immediately by paying 12 months base salary in lieu of notice. It may also be terminated by the Board without notice in the case of serious misconduct. Ms Gattung is entitled to terminate the agreement on six months' notice.

Remuneration

In 2003 the Chief Executive Officer's remuneration package was restructured to reflect the scope and complexity of her role, more closely align the package to the interests of shareholders, enhance her long-term commitment to Telecom, and be performance based so that at least 50% of the package is directly linked to performance outcomes. Ms Gattung's remuneration package for the year ended 30 June 2005 included a fixed cash component amount, an incentive award paid under the Performance Incentive Scheme, and an allocation of options under the Performance Option Scheme. The Performance Incentive Scheme and Performance Option Scheme were approved by shareholders at the 2003 Annual Meeting.

For specific details relating to Ms Gattung's remuneration package see section 2.6 below.

The Performance Incentive Scheme is designed to reward Ms Gattung for achieving pre-specified target levels of performance. The target value of the incentive award is set annually by the Board and paid at target value if Ms Gattung achieves target performance in the relevant year. This amount can be adjusted up or down in line with assessed under-or over-performance.

The key measure currently used in determining the amount of the incentive award is Telecom performance measured on an EVA basis. In addition to the EVA targets, the Board sets specific performance objectives against which it measures Ms Gattung's performance. The specific performance objectives currently include financial criteria based on Telecom's business and strategic plans, and other criteria relating to corporate governance, reputation, effective leadership and management. These objectives are set at the beginning of each financial year and assessed at the end of the financial year by the Board when it makes its determination of the incentive award.

The Performance Incentive Scheme is delivered in two parts – 50% cash payment and 50% as fully paid ordinary Telecom shares subject to restrictive conditions. The exact number of shares to be issued each year is calculated as follows:

Number of shares issued = 50% x A/B,

Where:

A = the after-tax value of the incentive award determined following the end of that financial year by the Board; and

B = the average daily closing price of Telecom shares reported on the NZSX for the 20 business days immediately preceding the effective date of issue.

Ms Gattung has consented to the share component of the Performance Incentive Scheme being met by payment to her in cash of the relevant after-tax amount and the application of that amount to the subscription for new shares.

The shares issued to Ms Gattung are not able to be sold or otherwise disposed of for a three-year period following issue. The shares have equivalent rights to shares held by all other Telecom shareholders. If Ms Gattung's employment is terminated for cause then any shares issued under the Performance Incentive Scheme within the previous three years will be forfeited. If Ms Gattung's employment otherwise ceases then the Board retains the discretion to remove the restrictions on disposal.

Under the Performance Option Scheme the Board determines, within the scope of the limit approved by the shareholders, the number of performance options granted in each year. Each performance option is granted for nil cash consideration and provides the right to purchase one ordinary share in Telecom at an exercise price equal to the average daily closing price of Telecom shares reported on the NZSX for the 20 business days immediately preceding the effective date on which the options are granted.

Options are granted in two tranches. Each tranche comprises 50% of the total number of options granted and is subject to different performance hurdles. Options can be exercised at any time on or after the third anniversary of the date of grant if the performance hurdle in respect of that particular tranche has been met and subject to compliance with Telecom's Insider Trading Policy and other applicable laws. Performance options granted have a six-year term after which they lapse.

The performance hurdle for one tranche is the requirement that the average daily closing price of Telecom shares reported on the NZSX for the 10 business days immediately preceding the date of testing must exceed the exercise price escalated by Telecom's estimated cost of equity adjusted downward by the value of net dividends paid in the relevant period. The required return is determined by the Board on advice from an external advisor. The cost of equity benchmark for the first allocation of options issued in 2003 was set at 11.6% which applies for the first 12 months of the term of the options and was set at 11.2% in respect for the second 12 months of the term of the options and for the second allocation of options in 2004.

The performance hurdle for the other tranche is that Telecom's total shareholder return (TSR) must exceed, over a comparable period the gross returns on the Morgan Stanley Capital International Inc (MSCI) World Integrated Telecommunication Services Index. TSR is a combination of dividends paid since the date of grant of the option and share price movement. It is calculated with reference to the option exercise price, the average daily closing price of Telecom shares reported on the NZSX for the 10 business days immediately preceding the date of testing and net dividends paid. The MSCI World Integrated Telecommunication Services Index comprises diversified and integrated telecommunications companies and is calculated by MSCI. This index reflects the TSR of the constituent companies and is based on gross returns i.e. share price movement and dividends paid.

Testing to determine whether the performance hurdles have been met may occur at any time on or after the third anniversary of the grant date until the options lapse.

Achievement of the performance hurdles is determined by the Board following external advice verifying that the performance hurdle has been met for each tranche of performance options. Once the performance hurdle has been met the relevant options may be exercised at any time up to and including the lapse date.

If Ms Gattung resigns or her employment is terminated for cause then all options that have not reached the three-year anniversary will lapse but she may exercise others within a 12 month period if the relevant performance hurdles have been met. If Ms Gattung's employment otherwise ceases then the Board will have the discretion to allow her up to 12 months to exercise any options granted and to waive any related performance hurdles.

2.5 Telecom performance against performance hurdles

In September 2003 and September 2004 Telecom granted share options to certain key people (including Ms Gattung), the exercise of which is subject to meeting prescribed performance hurdles. A summary of these performance hurdles and performance to date is as follows:

- cost of equity performance hurdle – this hurdle applies to one of the two tranches of options granted to Ms Gattung and options issued to senior executives under the Telecom Share Option Scheme since September 2003. For these options to be exercised, Telecom's share price must exceed the option exercise price escalated by the cost of equity less dividends paid, within the applicable period. As at 30 June 2005 the relevant average Telecom closing price of $6.03:
  - exceeded the estimated performance benchmark of $5.47 for the September 2003 grants;
  - was less than estimated performance benchmark of $6.18 for the September 2004 grant made to Ms Gattung; and
  - was less than estimated performance benchmark of $6.20 for the September 2004 grants made to senior executives; and
- MSCI global telecommunications index performance hurdle – the exercise of the second tranche of options granted to Ms Gattung requires Telecom's calculated total shareholder returns to exceed the returns on the MSCI World Integrated Telecommunications Services Index within the applicable period. As at 30 June 2005, Telecom's estimated total shareholder return exceeded the MSCI benchmark by 15 percentage points for the September 2003 grant, and was one percentage point less than the MSCI benchmark for Ms Gattung's September 2004 grant.

These estimates of performance to date have been based on internal Telecom calculations. Achievement of these hurdles will be verified by an external party prior to the exercise of Ms Gattung's share options.

2.6 Remuneration of Chief Executive Officer and top five Executives

The table below shows the details of the nature and amount of each element of emolument earned by Telecom's Chief Executive Officer, Theresa Gattung, for the year ending 30 June 2005.

	BASE SALARY	PERFORMANCE INCENTIVE SCHEME	PERFORMANCE OPTION SCHEME
Theresa Gattung Chief Executive Officer	$1,100,000	$1,322,500[1]	$365,000

1. In accordance with the conditions of the Performance Incentive Scheme (which are detailed above), 50% of the performance incentive amount is paid in cash and 50% of the after-tax amount of this figure has been used to acquire Telecom shares which have restrictive conditions attached to them. The performance incentive is paid to Ms Gattung during the year ending 2006.

The table below shows the details of the nature and amount of each element of emolument earned by the top five executives for the year ending 30 June 2005.

NAME AND POSITION	BASE SALARY[1]	ANNUAL CASH-BASED INCENTIVE[2]	TOTAL CASH REMUNERATION	TOTAL EQUITY
Marko Bogoievski Chief Financial Officer	$750,000	$727,375	$1,477,375	$413,867
Simon Moutter Chief Operating Officer, New Zealand	$650,000	$724,500	$1,374,500	$248,322
Jon Stretch[3] Chief Executive, AAPT	A$588,513	A$231,750	A$831,842	$323,558
Mark Ratcliffe Chief Information Officer	$470,000	$402,500	$872,500	$165,548
Mark Verbiest Group General Counsel	$450,000	$345,000	$795,000	$144,854

1. Base salary is the total cost to Telecom of salary and packaged benefits (including motor vehicles and parking) received in the year to 30 June 2005 and includes fringe benefit tax as appropriate. As for other Telecom employees the above individuals and the Chief Executive Officer also receive telephone concessions which include free telephone line rental, national and international calls, mobile and online services. 2. The amount above is the annual cash-based incentive paid to the executive in relation to Company and individual performance for the year ending 30 June 2005. 3. The dollar values associated with Mr Stretch's remuneration are expressed in Australian dollars except for the 'equity' component which is shown in New Zealand dollars. In addition to the amounts shown in the table, Mr Stretch received superannuation contributions to the value of A$11,579 per annum.

Governance at Telecom continued

Aggregate Officer Equity Holdings as at 30 June 2005

The following table shows equity-based instruments held during the year by the Chief Executive Officer and each of the top five executives as at 30 June 2005.

NAME	TYPE OF INSTRUMENT[1]	NO. HELD AT START OF YEAR	NO. GRANTED DURING THE YEAR AS REMUNERATION	NO. EXERCISED/ UNRESTRICTED DURING THE YEAR	NO. LAPSED DURING THE YEAR	NO. HELD AT END OF YEAR	EXPIRY DATE RANGE	EXERCISE PRICE RANGE
DIRECTORS								
Theresa Gattung	Share Options	1,730,388	–	–	230,388	1,500,000	1.10.05-1.9.08	$4.70-$7.86
	Performance Options[2]	500,000	500,000	–	–	1,000,000	19.9.09-1.9.10	$5.01-$5.93
	Performance Shares	–	74,065	–	–	74,065	1.9.07	$Nil
EXECUTIVE OFFICERS								
Marko Bogoievski[3]	Share Options	1,279,473	420,169	–	–	1,699,642	1.9.06-1.9.10	$4.70-$6.77
	Share Rights	55,890	42,017	–	–	97,907	19.12.06-1.12.07	$Nil
	Restricted Shares	12,979	–	12,979	–	–		
Simon Moutter[4]	Share Options	908,450	252,101	–	–	1,160,551	13.9.05-1.9.10	$4.70-$8.54
	Share Rights	34,932	25,211	–	–	60,143	19.12.06-1.12.07	$Nil
	Restricted Shares	9,086	–	9,086	–	–		
Mark Ratcliffe[5]	Share Options	623,390	168,068	–	92,156	699,302	1.9.06-1.9.10	$4.70-$6.77
	Share Rights	22,357	16,807	–	–	39,164	19.12.06-1.12.07	$Nil
	Restricted Shares	6,490	–	6,490	–	–		
Jon Stretch[6]	Share Options	336,979	328,484	–	–	665,463	19.9.09-1.9.10	$5.01-$5.95
	Share Rights	69,644	32,849	14,603	–	87,890	19.12.05-1.12.07	$Nil
	Restricted Shares	–	–	–	–	–		
Mark Verbiest[7]	Share Options	409,912	147,059	–	–	556,971	15.11.06-1.9.10	$4.70-$5.95
	Share Rights	21,658	14,706	–	–	36,364	19.12.06-1.12.07	$Nil
	Restricted Shares	6,490	–	6,490	–	–		

1. Share options granted under the Telecom Share Option Scheme comprise options to acquire fully paid ordinary shares issued by Telecom, with vesting subject to satisfying the cost of equity performance hurdle. The options have a six-year life from the date of grant. The exercise price is the average end of day market price of Telecom's shares reported on NZSX in the month immediately preceding the grant date. Share rights have been granted under the Telecom Share Rights Scheme. Scheme participants are granted rights to purchase Telecom shares at a nil cost strike price. Generally rights granted under the Share Rights Scheme cannot be exercised for a three-year period. A special, limited transition grant with a restricted period of two years was made to some senior individuals on 19 September 2003. This transition grant was in recognition of the changes made to the entire senior management long-term incentive remuneration structure from 2003. On the vesting of each share right, the holder is entitled to one ordinary share in Telecom. The options and rights will be exercisable at the end of the restricted period only if the individual is still employed by Telecom, except in special circumstances. 2. These options were granted pursuant to the Performance Option Scheme which is further described above, under the heading 'Chief Executive Officer remuneration'.
3. Mr Bogoievski also beneficially held 29,810 ordinary shares. 4. Mr Moutter also beneficially held 9,086 ordinary shares and associated persons held 1,500. 5. Mr Ratcliffe also beneficially held 10,146 ordinary shares. 6. Mr Stretch also beneficially held 14,603 ordinary shares. 7. Mr Verbiest also beneficially held 6,845 ordinary shares.

Value of equity-based compensation

The following table details equity-based compensation that was granted to the Chief Executive Officer and top five executives prior to 30 June 2005, that were exercised, unrestricted or which lapsed during the period ended 30 June 2005, and the value derived from those securities.

NAME	TYPE OF INSTRUMENT	DATE OF GRANT	DATE OF EXERCISE/ BECOMING UNRESTRICTED OR LAPSE	NUMBER EXERCISED/ UNRESTRICTED OR (LAPSED)	EXERCISE PRICE	VALUE REALISED PER SHARE (IN EXCESS OF EXERCISE PRICE)	VALUE REALISED DURING THE YEAR DUE TO EXERCISE/ BECOMING UNRESTRICTED
DIRECTORS							
Theresa Gattung	Share Options	1 June 1999	1 June 2005	(230,388)	$8.12	$Nil	
EXECUTIVE OFFICERS							
Marko Bogoievski	Restricted Shares	28 Sept 2001	1 Sept 2004	12,979	N/A	$5.72	$74,240*
Simon Moutter	Restricted Shares	28 Sept 2001	1 Sept 2004	9,086	N/A	$5.72	$51,972*
Mark Ratcliffe	Restricted Shares	28 Sept 2001	1 Sept 2004	6,490	N/A	$5.72	$37,123*
	Share Options	1 June 1999	1 June 2005	(92,156)	$8.12	$Nil	
Jon Stretch	Share Rights	19 Sept 2003	17 Sept 2004	14,603	$Nil	$5.81	$84,843*
Mark Verbiest	Restricted Shares	28 Sept 2001	1 Sept 2004	6,490	N/A	$5.72	$37,123*

* Value based on the closing price of Telecom stock as at the date of transfer/exercise.

Management's Discussion and Analysis

All monetary amounts in this section are presented in NZ dollars unless otherwise indicated. In this section reference is made to the financial years ended 30 June 2005, 30 June 2004 and 30 June 2003 as 2005, 2004 and 2003 respectively. The three year period ended 30 June 2005 is referred to as the 'three year period'.

Results for Australian operations are expressed in NZ dollars. The average exchange rate (expressed in Australian dollars per NZ$1.00) for 2005 was 0.9247 (2004: 0.8805; 2003: 0.8907).

Overview

During the three year period Telecom's results have been impacted by several significant factors.

Telecom has experienced a change in revenue mix, with decreasing revenues from higher margin traditional fixed line telephony services, offset by increasing revenues from other products and services, particularly mobile, broadband and solutions. These newer revenues generally yield lower margins than traditional fixed line services.

Traditional fixed line revenues are being eroded as a result of pressure on both prices and volumes owing to increased competition and regulatory activity coupled with product substitution, as mobile, email and internet are increasingly being used by customers as substitutes for fixed line calling.

Telecom's drive into new areas of growth is leading to increased operating costs as Telecom invests in retaining, migrating and acquiring customers for new services, particularly mobile and broadband. Telecom is also making significant investment in Information Technology (IT) services capabilities, both through acquisition of other IT services companies and through growth of its IT services personnel.

Technological developments continue to have a significant impact on Telecom's financial results and capital expenditure requirements. In the fixed line business, Internet Protocol (IP) IP-based technologies are replacing traditional PSTN services, while in the mobile business, new technologies are vastly expanding the data and content transmission capabilities of mobile networks.

The regulatory environment also has had a significant bearing on Telecom's results, particularly within its New Zealand operations. While starting from a low base, there has been an increasing shift in Telecom's customer base from retail to wholesale, with a resulting reduction in margin. There has also been increased regulation of service pricing.

The refocusing of the Australian business away from a full service model to an approach of focused offerings in selected market segments has continued. Additional operating and capital expenditure in 2005 has been required to build the sales, delivery and support capability to successfully execute Telecom's strategy of growth through the provision of differentiated product offerings in targeted segments (principally the consumer mass-market and small to medium enterprises).

Importantly, Telecom's operating cash flows have remained strong during the three year period and, together with tightly managed capital expenditure and investment, this has allowed Telecom to repay approximately $1.8 billion of net debt over the three year period. The repayment of this debt has impacted favourably on Telecom's results through lower net interest expense. This has also strengthened Telecom's liquidity and capital resources and preserved Telecom's 'A' credit rating, which has in turn allowed the Board of Telecom to increase Telecom's target dividend payout ratio and declare special dividends.

Going forward, Telecoms expects:

- the shift in revenue mix from traditional fixed line products to products such as mobile, broadband and solutions will continue, with resulting continued pressure on margins
- growth in mobile and broadband customer numbers will continue to drive growth in these revenue lines. The marketing, acquisition and provisioning costs associated with this will have a short term negative impact on costs. Other cost reduction initiatives are being pursued to offset this
- calling revenues will remain under pressure, due to product substitution and competition
- solutions revenue will continue to grow, as IT services becomes an increasingly important part of Telecom's business
- capital expenditure will increase, reflecting significant upward pressure as a result of the multi-year transition to the Next Generation Network (NGN) and other growth initiatives in both New Zealand and Australia
- the decline in interest expense will reduce due to the increased distribution policy and special dividends.

Consolidated Results of Operations

Reported results are summarised in the table below.

YEAR ENDED 30 JUNE	**2005 $m**	2004 $m	2003 $m	**05/04 % Change**	04/03 % Change
Operating revenues	5,605	5,360	5,199	4.6	3.1
Abnormal revenues	154	28	–	450.0	NM[1]
Total revenues	5,759	5,388	5,199	6.9	3.6
Operating expenses	(3,332)	(3,016)	(2,883)	10.5	4.6
Abnormal expenses	(59)	(121)	–	(51.2)	NM[1]
EBITDA[2]	**2,368**	**2,251**	**2,316**	5.2	(2.8)
Depreciation and amortisation	(768)	(823)	(820)	(6.7)	0.4
Earnings before interest and tax	**1,600**	**1,428**	**1,496**	12.0	(4.5)
Net interest expense	(289)	(334)	(393)	(13.5)	(15.0)
Earnings before tax	**1,311**	**1,094**	**1,103**	19.8	(0.8)
Tax expense	(392)	(337)	(391)	16.3	(13.8)
Minority interest	(3)	(3)	(3)	–	–
Net earnings	**916**	**754**	**709**	21.5	6.3

1. Not meaningful.
2. Earnings Before Interest, Tax, Depreciation and Amortisation.

Reported results in 2005 and 2004 have been impacted by a number of abnormal items, which need to be taken into account in making year-on-year comparisons.

2005

Abnormal items consisted of:

- a $10 million gain on sale of retail stores
- a $9 million gain on repurchase of capital notes
- a $41 million ($37 million net of tax) accrual for support fees from Southern Cross
- an $8 million gain on the sale of Intelsat shares
- a $31 million ($21 million net of tax) charge for inter-carrier adjustments
- an $86 million gain on the sale of INL shares
- a $24 million ($16 million net of tax) write-down of the TDMA network
- a $4 million ($3 million net of tax) restructuring charge.

Management's Discussion and Analysis continued

2004

Abnormal items consisted of:

- a $110 million ($74 million net of tax) write-down of the TDMA network
- a $28 million gain on the sale of Sky shares
- a $12 million recovery from the sale of AOL|7
- a $23 million ($16 million net of tax) write-down of the LMDS network
- a $29 million tax settlement, reducing tax expense.

The impact of these items on net earnings is shown in the table below.

YEAR ENDED 30 JUNE	2005 $m	2004 $m	2003 $m	05/04 % Change	04/03 % Change
Reported net earnings	**916**	**754**	**709**	21.5	6.3
Adjusted for:					
Gain on sale of retail stores	(10)	–	–		
Gain on buy-back of convertible notes	(9)	–	–		
Southern Cross support fee accrual*	(37)	–	–		
Gain on sale of Intelsat	(8)	–	–		
Inter-carrier provisions*	21	–	–		
Gain on sale of INL	(86)	–	–		
Write-down of TDMA network*	16	74	–		
Provision for restructuring*	3	–	–		
Gain on sale of Sky	–	(28)	–		
AOL|7 recovery	–	(12)	–		
Tax settlement	–	(29)	–		
Write-down of LMDS assets*	–	16	–		
Adjusted net earnings	**806**	**775**	**709**	4.0	9.3

* Figures are net of tax.

Results adjusted for the impact of these abnormal items are summarised in the table below.

YEAR ENDED 30 JUNE	2005 $m	2004 $m	2003 $m	05/04 % Change	04/03 % Change
Adjusted operating revenues	5,605	5,360	5,199	4.6	3.1
Adjusted operating expenses	(3,332)	(3,016)	(2,883)	10.5	4.6
Adjusted EBITDA*	**2,273**	**2,344**	**2,316**	(3.0)	1.2
Depreciation and amortisation	(768)	(823)	(820)	(6.7)	0.4
Adjusted earnings before interest and tax	**1,505**	**1,521**	**1,496**	(1.1)	1.7
Net interest expense	(289)	(334)	(393)	(13.5)	(15.0)
Adjusted earnings before tax	**1,216**	**1,187**	**1,103**	2.4	7.6
Adjusted tax expense	(407)	(409)	(391)	(0.5)	4.6
Minority interest	(3)	(3)	(3)	–	–
Adjusted net earnings	**806**	**775**	**709**	4.0	9.3

* Earnings before Interest, Tax, Depreciation and Amortisation.

Growth in adjusted earnings across the three year period partly reflects the benefits of de-leveraging through lower interest costs, while 2005 earnings also benefited from reduced depreciation expense as a result of a reduced asset base and asset write-downs in the previous year. Revenue growth was offset by expense growth resulting from strong customer acquisition and investment in capability, leading to reduced EBITDA in 2005.

Components of reported earnings are analysed in further detail in the following sections.

Group Revenues

The following discussion analyses revenues for the major categories of products and services. Factors impacting Telecom's New Zealand Operations differ from those impacting Telecom's Australian Operations as a result of the different stages of maturity, competitive positions and scope of operations of the respective businesses, and the differing characteristics of the markets in which they operate. Accordingly, revenues from New Zealand and Australian operations are generally analysed separately in the discussion below.

A breakdown of reported Group revenues is provided in the table below.

YEAR ENDED 30 JUNE	2005 $m	2004 $m	2003 $m	05/04 % Change	04/03 % Change
Local service	1,101	1,120	1,110	(1.7)	0.9
Calling					
National	988	1,053	1,098	(6.2)	(4.1)
International	334	364	401	(8.2)	(9.2)
Other	26	37	51	(29.7)	(27.5)
	1,348	1,454	1,550	(7.3)	(6.2)
Interconnection	207	193	154	7.3	25.3
Mobile	841	813	796	3.4	2.1
Data	777	721	670	7.8	7.6
Internet	223	229	219	(2.6)	4.6
Solutions	321	54	34	494.4	58.8
Other operating revenues					
Resale	337	317	278	6.3	14.0
Directories	230	221	207	4.1	6.8
Equipment	69	72	69	(4.2)	4.3
Miscellaneous other	144	161	109	(10.6)	47.7
Dividends from investments	7	5	3	40.0	66.7
	787	776	666	1.4	16.5
Total operating revenue	5,605	5,360	5,199	4.6	3.1
Abnormal revenue	154	28	–	450.0	NM[1]
Total revenue	5,759	5,388	5,199	6.9	3.6

1. Not meaningful.

Significant line items are analysed in further detail below.

Local Service

Local service revenue is principally generated in New Zealand. It primarily represents fixed monthly access charges.

From November 2004, Telecom has been required to provide local service products on a wholesale basis to other carriers for resale to their residential customers (business wholesale access has been available for several years). This may lead to a reduction in Telecom's retail market share for local service. If Telecom does lose market share in local service, this may also negatively impact calling revenues, as customers will generally choose the same service provider for national and international calling as they do for local service.

Telecom only generates a limited amount of local service revenue in Australia due to the limited number of customers who are directly connected to AAPT's infrastructure. AAPT resells Telstra's local service products to a large number of its consumer customers. Revenues from this activity are included as Resale revenue within Other Operating Revenues.

YEAR ENDED 30 JUNE	**2005**	2004	2003	**05/04 % Change**	04/03 % Change
New Zealand ($m)	1,062	1,073	1,059	(1.0)	1.3
Australia ($m)	39	47	51	(17.0)	(7.8)
Local service revenue ($m)	1,101	1,120	1,110	(1.7)	0.9
New Zealand access lines at year end					
Residential (000s)	1,417	1,425	1,416	(0.6)	0.6
Business (000s)	305	304	303	0.3	0.3
Centrex (000s)	68	72	79	(5.6)	(8.9)

New Zealand local service revenue has remained stable across the three year period with a 1.3% increase in 2004 offset by a 1.0% decrease in 2005. The small growth in 2004 reflected increases in service pricing and, to a lesser extent, growth in residential access lines resulting from population and economic growth.

The increase in service pricing in New Zealand was due to adjustments in Telecom's service pricing reflecting inflation (as measured by the Consumer Price Index). Telecom is entitled to increase residential access prices in line with growth in the Consumer Price Index under the terms of the Telecommunications Service Obligation (TSO), but has elected not to in the 2005 financial year. Telecom made such increases to residential access prices in February 2003 and 2004. Increasing competitive pressure may restrict Telecom's ability to further raise access prices in the future.

The decline in 2005 revenue resulted from lower business local calling revenue, as businesses migrate from dial-up internet access to broadband (increasing data revenue but lowering local service revenue) and as competitive activity lowers call volumes

In Australia, local service revenue declined across the three year period, and at an increasing rate in 2005, with decreasing volumes and prices, particularly in the business and corporate sectors.

National Calling

National calling revenue is derived from calls from one fixed line to another fixed line outside the local free calling area, calls from a fixed line terminating on a mobile network, calls to toll free numbers (which in New Zealand have the dialling prefix 0800 and are paid for by the entity receiving the call) and operator assisted calls.

YEAR ENDED 30 JUNE	**2005**	2004	2003	**05/04 % Change**	04/03 % Change
New Zealand ($m)					
National calls	217	249	273	(12.9)	(8.8)
Calls to mobile networks	298	295	293	1.0	0.7
National 0800	98	101	113	(3.0)	(10.6)
Operator services	10	12	11	(16.7)	9.1
	623	657	690	(5.2)	(4.8)
Australia ($m)					
National calls	147	168	178	(12.5)	(5.6)
Calls to mobile networks	218	228	230	(4.4)	(0.9)
	365	396	408	(7.8)	(2.9)
Total national calling revenue	988	1,053	1,098	(6.2)	(4.1)
National calling minutes (m)					
New Zealand	3,304	3,394	3,505	(2.7)	(3.2)
Australia	2,672	2,494	2,153	7.1	15.8

In New Zealand, Telecom's calling revenue has declined through the three year period due to lower call minutes and average prices resulting from the impacts of competition and product substitution. Competition has resulted in decreased prices, with increased use of capped rates and other forms of discounting to attract and retain customers in a competitive market. Some reduction in market share has also occurred. Toll free number portability was implemented in December 2002, which enabled customers to transfer toll free numbers between service providers. This impacted on National 0800 revenues.

Product substitution has also had an impact on national calling revenue. Other communication alternatives, particularly email, internet and mobile phones, are increasingly being used by customers instead of fixed line calling. This has been a factor in declining national calling minutes across the three year period in New Zealand.

While revenue from national calls and national 0800 has declined across the three year period, revenue from calls to mobile networks increased marginally in 2005 (up 1.0%) following a similar increase (0.7%) in 2004. Growth in fixed to mobile call minutes has offset the effect of competition reducing average prices. Growth in call minutes partly reflects the increasing proportion of the New Zealand population with mobile phones.

In Australia the decline in revenue from national calls across the three year period reflected price decreases in response to competitor activity. Call minutes increased across the three year period as a result of promotional activities and the introduction of call capping as well as growth in wholesale traffic in the Business sector. However, the effect of a decline in average prices more than offset volume increases. Revenue from calls to mobile networks remained stable across the three year period as price declines were less marked than for national calls and were offset by volume growth.

Management's Discussion and Analysis continued

International Calling

International calling revenue for New Zealand Operations comprises:

- outward calling revenue, where New Zealand customers make calls originating in New Zealand and terminating overseas
- inwards calling revenue, where calls originate on other carriers' networks
- transit calling revenue, where Telecom acts as an intermediary carrier of international calls originating and terminating on other carriers' networks.

Outward revenue is principally derived from Telecom's residential and business customers. It is influenced by domestic demand and competition. Inwards revenues and transit revenues are derived from other international carriers. Inwards and transit revenues are principally denominated in US dollars and are significantly influenced by movements in the wholesale international telecommunications market. A significant portion of inwards revenue is derived under bilateral agreements, where Telecom agrees with another carrier to each terminate a specified equal number of minutes on the other carrier's network at an agreed rate. The setting of the rates in these agreements can therefore have a significant influence on the revenues reported.

Australian international calling revenues are derived from outward calls originated by AAPT and TCNZA's business and residential customers.

YEAR ENDED 30 JUNE	2005	2004	2003	05/04 % Change	04/03 % Change
New Zealand ($m)					
International outwards	137	153	169	(10.5)	(9.5)
International inwards	55	78	107	(29.5)	(27.1)
International transits	40	38	53	5.3	(28.3)
	232	269	329	(13.8)	(18.2)
Australia ($m)	102	95	72	7.4	31.9
Total international calling revenue	334	364	401	(8.2)	(9.2)
International calling minutes (m)					
New Zealand	3,397	3,047	2,910	11.5	4.7
Australia	776	634	356	22.4	78.1

In New Zealand, outwards revenue declined across the three year period due to lower prices as a result of competitive pressure and substitution, similar to the trend observed in national calling revenue. Inwards revenue declined across the three year period (down 29.5% in 2005 and 27.1% in 2004) due to significantly lower average prices partly offset by higher call minutes. The decrease in average price was as a result of a strengthening of the NZ dollar against the US dollar (which reduces reported NZ dollar revenues) coupled with renegotiated bilateral agreements for the reciprocal transfer of minutes in 2004. While decreasing revenue, both of these factors had a similar impact on cost of sales.

A significant decrease in the average price per minute for transit calls (which can be volatile in response to changes in destination mix and market conditions) saw a reduction in transit revenues in 2004, despite growth in call minutes. This trend reversed in 2005, where growth of 5.3% was achieved as a result of growth in volumes, despite the strengthening NZ dollar which adversely impacted transit prices.

In Australia, international calling revenues increased due to significant growth in wholesale volumes. The growth in wholesale volumes reflected an increase in business with calling card providers. Given the lower price per minute of wholesale traffic compared to retail, the growth in call minutes translated into a significantly lower growth in revenue (in 2005 growth in call minutes of 22.4% translated into growth in revenue of 7.4%, while in 2004 growth in call minutes was 78.1% compared to growth in revenues 31.9%).

Interconnection

Interconnection revenue arises where Telecom terminates calls originating on other carriers' networks, be they fixed line or mobile.

YEAR ENDED 30 JUNE	2005 $m	2004 $m	2003 $m	05/04 % Change	04/03 % Change
New Zealand	164	142	114	15.5	24.6
Australia	43	51	40	(15.7)	27.5
Interconnection revenue	207	193	154	7.3	25.3

Growth in New Zealand interconnection revenue reflects a significant increase in the volume of text messaging, which has driven a significant increase in mobile interconnection revenue.

Growth in 2004 Australian interconnection revenue reflected a short-term termination agreement that ceased in 2004. As a result, 2005 Australian interconnection revenues fell back to similar levels to those recorded in 2003.

Mobile

Mobile revenues are derived from access, airtime, other network services, such as mobile data, the sale of mobile equipment, such as mobile handsets, and wireless laptop cards and other mobile services, such as paging. Mobile revenue is a function of the number of connections and the Average Revenue Per User (ARPU) that each connection generates.

In New Zealand there has been a significant migration of the customer base from TDMA to CDMA. With an increasing proportion of its customer base on the CDMA network, Telecom's mobile data revenue (from text messaging and data services provided across mobile devices) increased by $22 million (75.9%) between 2003 and 2004 and $61 million between 2004 and 2005. Growth was also stimulated (particularly in 2005) by the introduction of monthly caps on billings for text messaging which led to increased connection numbers and usage. Customers are currently billed no more than $10 per month for up to 500 text messages.

Telecom has recently upgraded its CDMA network to EV-DO, which enabled it to launch New Zealand's first 3G mobile service. This is expected to lead to further expansion in mobile data revenues.

In Australia, AAPT resells other carriers' mobile services. In 2002, AAPT signed a network services agreement with Vodafone that saw it move towards a single carrier resale relationship. In 2004, AAPT ceased marketing mobile as a standalone product. AAPT now offers mobile services solely to customers as part of a bundle of telecommunications services.

YEAR ENDED 30 JUNE	2005	2004	2003	05/04 % Change	04/03 % Change
New Zealand ($m)	709	612	570	15.8	7.4
Australia ($m)	132	201	226	(34.3)	(11.1)
Mobile revenue ($m)	841	813	796	3.4	2.1
Mobile connections at year end					
New Zealand (000s)	1,601	1,352	1,250	18.4	8.2
Australia (000s)	153	183	257	(16.4)	(28.8)
Average Revenue Per User New Zealand ($ per month)	36.1	34.7	34.7	4.0	–

Growth in New Zealand cellular and other mobile revenue across the three year period was driven by growth in mobile data revenue and higher other mobile revenue as a result of increased handset sales. The CDMA customer base has continued to grow strongly. CDMA customers grew from 167,000 at the start of the three year period to 1,117,000 at 30 June 2005. This has, however, been partly offset by a significant decline in the TDMA customer base as a large proportion has upgraded to CDMA.

In 2003 Telecom was achieving a relatively small proportion of the total revenue growth in the New Zealand mobile market. As a result, Telecom set itself the goal of achieving 50% of the growth in mobile market revenues. By 30 June 2005 Telecom had reached this target. Maintaining this share of revenue growth in future will require continued focus as the market remains highly competitive.

In Australia, mobile revenues declined across the three year period (down 34.3% in 2005 following a decrease of 11.1% in 2004) as a result of a significant decrease in the customer base. The decrease in the customer base reflected the decision to cease selling mobile as a stand alone product coupled with the transfer of approximately 50,000 prepaid customers back to Vodafone in 2004.

Data

Data revenues arise from meeting customers' non-voice communication needs. There has been a shift away from traditional dedicated circuit/leased line data products towards IP-based data products given the increased flexibility and cost efficiency that IP-based products offer.

Telecom markets ADSL services in New Zealand under the Xtra brand. Broadband connections have grown rapidly off a low base over the three year period. Efforts to increase broadband connections are expected to drive further revenue growth. However, it will also increase operating costs over the next two to three years as a result of promotional offers and subsidies provided in order to stimulate demand.

Other than broadband revenue, data revenue is primarily derived from business customers.

YEAR ENDED 30 JUNE	**2005**	2004	2003	**05/04 % Change**	04/03 % Change
Data revenue ($m)					
New Zealand	588	516	463	14.0	11.4
Australia	189	205	207	(7.8)	(1.0)
	777	721	670	7.8	7.6
Broadband connections at year end (NZ only, 000s)	267	120	72	122.5	66.7

New Zealand data revenue growth across the three year period was substantially driven by growth in broadband revenue, while other managed IP data revenue also increased, offsetting a small decrease in traditional data services.

In Australia, data revenues have remained relatively stable as growth in IP data volumes in both wholesale and retail markets has been offset by downward pressure on prices.

Internet

In New Zealand internet revenue is generated by Xtra, Telecom's internet service provider that is mainly focused on the consumer and small business market. Revenue is mostly generated from dial-up access, as well as the ISP portion of Xtra Broadband plans and sundry other revenue such as advertising on the xtramsn.co.nz website. Internet access is generally priced on the basis of a flat monthly rate, therefore revenue is primarily driven by the number of active dial-up customers.

In Australia, internet revenue is generated primarily from the provision of internet and e-commerce services to business customers by AAPT. AAPT previously marketed the internet services of ISP AOL|7 as part of its consumer offerings. AOL|7 was previously 33% owned by AAPT, however, this shareholding was sold by AAPT during 2004. As a result, AAPT has reverted to directly marketing its own internet access plans in the consumer market.

YEAR ENDED 30 JUNE	**2005**	2004	2003	**05/04 % Change**	04/03 % Change
Internet revenue ($m)					
New Zealand	131	136	124	(3.7)	9.7
Australia	92	93	95	(1.1)	(2.1)
	223	229	219	(2.6)	4.6
Active dial-up customer numbers at year end (NZ only, 000s)	374	436	430	(14.2)	1.4

Xtra's dial up customers grew steadily since the launch of Xtra, which resulted in consistent growth in internet revenue. Dial-up customers, however, peaked in 2004 and began to decline in 2005 as increasingly dial-up customers are migrating to Xtra Broadband services, the majority of the revenue from which is recorded in data rather than internet revenue. This has resulted in a small decrease in internet revenues in 2005, the first time that Telecom has recorded a decline in this revenue stream. Growth in the ISP portion of broadband revenues partially offset the decline in dial-up revenues meaning that the decline in internet revenue (3.7%) was not as large as the fall in the customer base (14.2%). Internet revenues can be expected to decline further in future if the rate of migration from dial-up to broadband continues to accelerate.

In Australia, internet revenue has been relatively stable across the three year period, with a 2.1% decrease between 2003 and 2004 followed by a 1.1% decrease between 2004 and 2005. Revenue has been relatively stable despite growth in internet volumes, as a result of competitive pressure leading to decreased prices.

Solutions

Solutions revenue is derived from providing services that meet customers' integrated communication and technology needs. This includes provision of network-based application services, management of customers' information, communication and technology services, and integration of these services.

To further enhance its solutions capabilities, Telecom acquired IT services companies Gen-i Limited and Ceritas New Zealand Limited (which trades as Computerland) in July 2004 and September 2004 respectively. These acquisitions added substantially to Telecom's 2005 solutions revenue.

YEAR ENDED 30 JUNE	**2005 $m**	2004 $m	2003 $m	**05/04 % Change**	04/03 % Change
Solutions revenue	321	54	34	494.4	58.8

Solutions revenue grew by $267 million in 2005. Of this amount, $240 million was the result of the acquisitions of Gen-i and Computerland. The remaining $27 million reflected strong growth in Telecom's pre-existing solutions business as this business continued to achieve scale. Excluding the growth from acquiring Gen-i and Computerland, solutions revenue grew 50.0% in 2005, consistent with the strong growth achieved in 2004 of 58.8%.

Telecom is targeting further growth from its combined solutions business in future years, as it believes that the IT services market will continue to grow and that there is the potential for Telecom to increase its market share. Telecom is also targeting improved margins on its solutions business through the benefits of integrating the three previously separate businesses.

Management's Discussion and Analysis continued

Resale

Resale revenue is earned solely in Australia from the resale to AAPT's customers of Telstra's local access services, primarily to consumer customers.

YEAR ENDED 30 JUNE	2005 $m	2004 $m	2003 $m	05/04 % Change	04/03 % Change
Resale revenue	337	317	278	6.3	14.0

Having achieved satisfactory margins on resale business through improvements in pricing arrangements negotiated with suppliers, and adjustments to retail pricing of these services, AAPT reverted to actively marketing resale services in 2004. This led to increased customers and a 14.0% increase in resale revenue in 2004. Targeting full service customers continues to be an important strategy for AAPT's consumer business. Resale revenues in AAPT's consumer business grew by a similar percentage to the prior year in 2005. This was partially offset by decreased resale revenues from major corporate customers, resulting in an overall increase in resale revenues for Australian operations of 6.3% in 2005.

Directories

Telecom Directories Limited publishes White Pages® and Yellow Pages® directories in New Zealand. Directories revenue is primarily derived from the sale of advertising in Yellow Pages® directories. Sundry revenue is obtained from fees for enhanced listings in White Pages® directories and online directories.

YEAR ENDED 30 JUNE	2005 $m	2004 $m	2003 $m	05/04 % Change	04/03 % Change
Directories revenue	230	221	207	4.1	6.8

Growth in directories revenue resulted from both price and volume increases for Yellow Pages® advertising.

Miscellaneous Other Revenue

YEAR ENDED 30 JUNE	2005 $m	2004 $m	2003 $m	05/04 % Change	04/03 % Change
New Zealand	92	90	71	2.2	26.8
Australia	52	71	38	(26.8)	86.8
Miscellaneous other revenue	144	161	109	(10.6)	47.7

The growth in New Zealand miscellaneous other revenue in 2004 was the result of $11 million received from the New Zealand Government as a contribution towards the regional broadband expansion programme and growth in customer contributions towards telecommunications systems and facilities set up, and miscellaneous customer-related revenues. This growth stabilised in 2005. While $20 million of revenue from the regional broadband expansion programme was recognised in 2005 compared to $11 million in 2004, this was largely offset by lower TSO revenue and miscellaneous revenue in Telecom's international operations.

The regional broadband expansion project is now largely complete with only negligible amounts of revenue remaining to be recognised. In the absence of any new revenue streams arising, miscellaneous other revenue would therefore be expected to decline in 2006.

The growth in Australian miscellaneous other revenue in 2004 was the result of an increase in value-added services and projects performed for major corporate customers. Such projects did not recur in 2005, resulting in the decline in revenue of $19m (26.8%).

Abnormal Revenue

Abnormal revenues arise from activities outside Telecom's normal operations and are of a size and/or infrequent nature that make them not comparable with other periods. 2005 abnormal revenues comprise the following five items:

- A gain of $10 million was realised from the sale of 15 of Telecom's business-focused retail stores to the Leading Edge Group.
- A gain of $9m was realised on the repurchase of convertible notes prior to their scheduled maturity.
- The accrual of $41 million ($37 million net of tax) at 31 March 2005 for Southern Cross credit support fees not previously recognised relating to the period from April 2003 to March 2005.
- A gain on sale of Telecom's stake in Intelsat of $8 million.
- A gain of $86 million on the sale of Telecom's stake in Independent Newspapers Limited.

The abnormal revenues in 2004 resulted from the sale of Telecom's stake in Sky Network Television Limited. Further detail on abnormal revenues is provided in Note 4 to the consolidated financial statements.

Group Expenses

A breakdown of Group expenses is shown in the table below.

YEAR ENDED 30 JUNE	2005 $m	2004 $m	2003 $m	05/04 % Change	04/03 % Change
Labour	735	594	548	23.7	8.4
Cost of sales	1,664	1,480	1,426	12.4	3.8
Other operating expenses	933	942	909	(1.0)	3.6
Abnormal expenses	59	121	–	(51.2)	NM[1]
Total operating expenses	3,391	3,137	2,883	8.1	8.8
Depreciation	694	755	754	(8.1)	0.1
Amortisation	74	68	66	8.8	3.0
Total expenses	4,159	3,960	3,703	5.0	6.9

1. Not meaningful.

An analysis of significant line items within expenses follows.

Labour

Labour expense includes:

- salary and wages of full-time and part-time employees
- the costs of contractors and temporary staff
- overtime and shift payments
- bonuses and commissions
- holiday pay and long service leave
- other personnel costs including allowances, benefits and employee welfare costs.

Where permanent and contract staff are engaged in the construction of fixed assets, the related labour costs are capitalised as part of the cost of the asset, to be depreciated over its useful life.

The most significant factors driving labour expense are movements in staff and contractor numbers, salary increases to reflect labour market conditions, the extent to which staff are engaged in capital projects and the extent to which targeted business objectives are achieved (which drives commission and bonus payments).

YEAR ENDED 30 JUNE	2005	2004	2003	05/04 % Change	04/03 % Change
Labour expense ($m)					
New Zealand	546	419	385	30.3	8.8
Australia	189	175	163	8.0	7.4
	735	594	548	23.7	8.4
Personnel numbers					
New Zealand	6,502	5,051	5,065	28.7	(0.3)
Australia	2,058	1,577	1,689	30.5	(6.6)
Total Group personnel numbers	8,560	6,628	6,754	29.1	(1.9)

Labour expense for New Zealand operations increased by $127 million in 2005. Of this increase, $90 million resulted from the acquisition of Gen-i and Computerland. Excluding this, the increase in labour expense for 2005 was 8.8%, the same as the previous year. The increase resulted from growth in staff numbers due to additional resources in key customer service areas, as well as sales and IT staff.

Growth in 2004 New Zealand labour expense was a result of salary increases in line with the Consumer Price Index, increased personnel accruals, increased temporary and permanent labour resources focused on key customer-related areas, increased investment in the IT Services business in New Zealand and reduced capitalisation of labour. These increases were partly offset by a decline in costs in New Zealand as a result of the outsourcing contracts with Lucent and Alcatel relating to network management and development. This saw a number of staff transferring from Telecom to Lucent and Alcatel, which offset the staff increases in other areas, leading to the overall reduction in staff numbers. The costs associated with the outsourcing are reflected in Direct Costs, which is a component of Other Operating Expenses.

Growth in 2005 labour expense for Australian operations resulted from increased staff numbers, mainly in support functions including contact centres, telesales centres, managed services and provisioning, and IT staff engaged in operational improvements.

Cost of Sales

Cost of sales are those costs that vary directly in proportion to revenue.

In New Zealand, the main components of cost of sales are:

- mobile acquisitions, upgrades and dealer commissions
- the interconnection costs paid to terminate traffic on other carriers' fixed line and mobile networks
- the cost of services provided by other international carriers for international calls originating in New Zealand
- the cost of equipment sold to customers.

Given the lesser amount of infrastructure owned by AAPT, it is more heavily reliant on services purchased from other carriers, particularly local access. The cost of sales of Australian operations are therefore higher than those of New Zealand operations in proportion to revenue.

YEAR ENDED 30 JUNE	2005 $m	2004 $m	2003 $m	05/04 % Change	04/03 % Change
Cost of sales expense					
New Zealand	915	660	586	38.6	12.6
Australia	749	820	840	(8.7)	(2.4)
	1,664	1,480	1,426	12.4	3.8

Cost of sales for New Zealand operations increased by $255 million in 2005 compared to 2004. Of this increase, $125 million was the result of the acquisition of Gen-i and Computerland. Excluding this, cost of sales increased by $130 million (19.7%). This represents an acceleration in growth in cost of sales in 2004. The major factor in the growth in cost of sales across the three year period was significant increases in mobile acquisitions, upgrades and dealer commissions driven by growth in handset sales as Telecom more actively sought to grow its customer base.

This trend is expected to continue in the near term as customer migration and acquisition strategies and delivering new products across 1XRTT and EV-DO will continue to increase costs over the next one to two years.

There was also significant growth in mobile interconnection costs as a result of significant growth in text messaging volumes. The Commerce Commission has recently issued a final report in which it recommended regulating the mobile termination price for voice calls on mobile networks. If regulation does proceed, it is likely that the cost to Telecom of interconnecting with other mobile operators would fall significantly (as would mobile interconnection revenue). It would, however, also be expected to have a flow-on impact on retail prices, potentially reducing revenue.

Costs associated with the growth in broadband connections have also impacted cost of sales. While Telecom is approaching the target that it set for itself of 250,000 residential broadband connections by 31 December 2005, it does not currently anticipate any immediate reduction in connection activity even when this target is reached.

In Australia, cost of sales has decreased across the three year period due to:

- improved per minute rates negotiated with suppliers
- a decrease in certain revenue lines, particularly mobile
- an increasing proportion of traffic using AAPT's own infrastructure.

Other Operating Expenses

Other operating expenses include:

- direct costs, which consist of direct contractor costs, international cable maintenance and restoration, support contracts and other direct costs
- computer costs
- advertising, promotion and communications
- accommodation costs
- other costs, including bad debts, consultants, office expenses, insurance, legal and other general costs.

YEAR ENDED 30 JUNE	2005 $m	2004 $m	2003 $m	05/04 % Change	04/03 % Change
Other operating expenses					
New Zealand	719	697	684	3.2	1.9
Australia	214	245	225	(12.7)	8.9
	933	942	909	(1.0)	3.6

The majority of the increase in other operating expenses for New Zealand operations was the result of the acquisition of Gen-i and Computerland, which contributed an additional $17 million to other operating expenses in 2005. Excluding this, 2005 other operating expenses increased 0.7%, consistent with the small increase in 2004.

Direct costs increased as a result of higher support contracts costs following the outsourcing of support and development of parts of Telecom's network to Alcatel and Lucent in 2004. Costs associated with these outsourcing arrangements are not expected to decline in the foreseeable future. The drive towards Telecom's targeted broadband growth is also creating additional other operating expenses in the form of increased advertising and promotions and provisioning costs. Offsetting this, Telecom rationalised its network maintenance and provisioning contracts in 2003 and 2004 from which it is generating savings. Lower costs have also been achieved in Telecom's corporate centre.

In Australia, other operating expenses increased in 2004 compared to 2003 as a result of outsourcing arrangements with EDS and Alcatel, and costs relating to

Management's Discussion and Analysis continued

project work in the Australian Business segment. This project work did not recur in 2005, which was a significant factor in the decrease in other operating expenses. Another significant contributing factor was a reduction in dealer commissions due to the move away from selling mobile as a stand alone product.

Abnormal Expenses

Abnormal expenses arise from activities outside Telecom's normal operations and are of a size and/or infrequent nature that make them not comparable with other periods.

Abnormal expenses consisted of the following items:

2005

- An impairment write-down of $24 million ($16 million net of tax) was recognised at 30 June 2005 in respect of Telecom's TDMA mobile network over and above that recognised in 2004.
- A charge of $31 million ($21 million net of tax) was recognised by Telecom's Australian subsidiary AAPT to revise cost of sale accrual assumptions and to adjust the carrying value of disputed amounts receivable to amounts considered recoverable.

2004

- An impairment write-down of $110 million ($74 million net of tax) was recognised at 30 June 2004 in respect of Telecom's TDMA mobile network.
- An impairment write-down of $23 million ($16 million net of tax) for the Australian LMDS network was recognised at 30 June 2004.
- In 2004 Telecom received $12 million as its share of the proceeds from the sale of AOL|7.

Further discussion of the items is provided in Note 4 to the consolidated financial statements.

Depreciation

Depreciation represents a significant component of Telecom's total expenses, given the major investment in property, plant and equipment required to support Telecom's operations.

In New Zealand, the fixed line asset base has slowly been declining in recent years with depreciation expense exceeding capital expenditure. This reflects the fact that advances in technology are reducing the cost of building network infrastructure. This declining asset base reduces depreciation expense, though this impact is partly offset by an increasing proportion of IT assets in the asset base that are depreciated over a shorter useful life than other assets.

The Australian asset base grew substantially up until 2002, as AAPT and TCNZA built network capability. Capital expenditure for Australian operations in 2003, 2004 and 2005 was considerably lower than that recorded in 2002 and prior and was significantly lower than the depreciation expense in each of these periods. If capital expenditure remains at similar levels to that recorded in the three year period, growth in Australian depreciation expense would be expected to decrease.

YEAR ENDED 30 JUNE	**2005 $m**	2004 $m	2003 $m	**05/04 % Change**	04/03 % Change
Depreciation expense					
New Zealand	538	589	604	(8.7)	(2.5)
Australia	156	166	150	(6.0)	10.7
	694	755	754	(8.1)	0.1

New Zealand depreciation expense declined 2.5% in 2004 compared to 2003 in line with a declining asset base, as assets become fully depreciated. As a result of the TDMA write-down, this decline accelerated in 2005 with depreciation expense 8.7% lower in 2005 than 2004.

The Australian depreciation expense decreased by 6.0% in 2005 as a result of the impairment write-down of LMDS assets and the lower levels of capex across the three year period. This reversed the trend from 2004, where depreciation expense increased by 10.7% as a result of significant capital investment in network capability in prior years.

Amortisation

Amortisation expense reflects the amortisation of goodwill, as well as a minor amount of amortisation of other intangible assets (primarily spectrum licences).

The vast majority of Telecom's goodwill arose on the acquisition of AAPT, first via the acquisition of a controlling interest in the year ended 30 June 2000, which was then added to as a result of the acquisition of the remaining minority interest in the year ended 30 June 2001. Total goodwill of approximately $1.8 billion was recognised as a result of the acquisition of AAPT. This goodwill is being amortised over a 20-year period. In 2002, a review of the carrying value of AAPT determined that the fair value of this entity had fallen below its carrying value, necessitating an impairment charge to be recognised to reduce the carrying value to the recoverable amount. As part of this charge, AAPT goodwill was written down by $593 million.

Additional goodwill of $72 million arose on the acquisition of Gen-i and Computerland in 2005.

Upon adoption of International Financial Reporting Standards (IFRS) in the financial year ending 30 June 2006, goodwill will cease to be amortised and will instead be subject to an annual impairment test. Other intangible assets will continue to be amortised over their expected economic lives.

YEAR ENDED 30 JUNE	**2005 $m**	2004 $m	2003 $m	**05/04 % Change**	04/03 % Change
Amortisation expense					
Goodwill	70	65	66	7.7	(1.5)
Other intangible assets	4	3	–	33.3	NM[1]
	74	68	66	8.8	3.0

1. Not meaningful.

The increase in goodwill amortisation in 2005 reflected the commencement of amortisation of Gen-i and Computerland goodwill. This goodwill was being amortised over a 10-year period.

Interest

YEAR ENDED 30 JUNE	**2005 $m**	2004 $m	2003 $m	**05/04 % Change**	04/03 % Change
Gross interest expense	328	367	412	(10.6)	(10.9)
Less interest capitalised	(8)	(6)	(5)	33.3	20.0
Interest expense	320	361	407	(11.4)	(11.3)
Less interest income	(31)	(27)	(14)	14.8	92.9
Net interest	289	334	393	(13.5)	(15.0)
Net debt	3,520	3,756	4,694	(6.3)	(20.0)

The most significant factor in determining Telecom's net interest expense over the three year period has been the level of Telecom's net debt (defined as short and long-term debt less cash and short-term investments).

During the period from November 1999, when Telecom acquired a controlling interest in AAPT, through to June 2002, it had recorded significant cash outflows for investing activities as a result of the purchase of AAPT, the purchase of other investments (including its stakes in Sky, INL and Hutchison 3G Australia) and historically high levels of capital expenditure. This was primarily funded through increased borrowings.

Since June 2002 Telecom has recorded strong operating cash flows, reduced capital expenditure and significantly lowered cash outflows for the purchase of long-term investments. This has enabled it to make significant reductions in net debt, with a $1,780 million reduction in net debt occurring between 30 June 2002 and 30 June 2005.

The flow-on effect of this has been a reduction in gross interest expense as a result of the repayment of debt, and in 2004 and 2005 an increase in interest income as a result of surplus operating cash flows being used to acquire short-term investments in anticipation of future term debt maturities.

The rate of reduction in net debt is expected to decrease as a result of a change in dividend policy implemented in 2004, which has seen larger dividends paid out following an increase in the targeted dividend payout ratio set by Telecom's Board. Dividend distributions will increase further with the announcement of a special dividend following the 2005 year end and, subject to no material adverse changes, further special dividends in 2006. These increased distributions are expected to lead to a stabilisation in net debt levels and hence interest expense in future periods.

Tax

YEAR ENDED 30 JUNE	**2005**	2004	2003	**05/04 % Change**	04/03 % Change
Tax expense ($m)	392	337	391	16.3	(13.8)
Effective tax rate (%)	29.9	30.8	35.4	(2.9)	(13.0)
Effective tax rate excluding the tax effect of abnormal items and tax settlements (%)	33.5	34.5	35.4	(2.9)	(2.5)

Variations in reported tax expense for the three year period are the result of abnormal items and other significant items impacting tax expense, coupled with changes in underlying profit before tax.

Significant items impacting tax expense in 2005 were the gains on sale of INL, Intelsat and the retail stores, as well as the buy-back of the convertible notes, not being subject to tax. The foreign sourced Southern Cross support fees were also subject to a significantly lower rate of tax than New Zealand sourced income.

Significant items impacting tax expense in 2004 were the gain on sale of Sky and the recovery from AOL|7 not being subject to tax. In addition, the IRD had previously issued amended income tax assessments to Telecom in respect of a transaction for the income years 1993-1999. Telecom disputed the assessments, but provided for the disputed tax. In 2004 Telecom reached a settlement with the IRD, which resulted in a credit to tax expense of $29 million.

Excluding these items, the effective tax rate has decreased slightly across the three year period, though tax expense, excluding the above significant items, has largely varied in proportion to earnings before tax. The effective tax rate excluding these significant items was higher than the statutory tax rates in New Zealand and Australia of 33% and 30% respectively, due to the amortisation of goodwill for accounting purposes, which is not deductible for tax purposes.

Cash Flows

The following table sets out information regarding Telecom's cash flows and liquidity during the three year period:

YEAR ENDED 30 JUNE	**2005 $m**	2004 $m	2003 $m	**05/04 % Change**	04/03 % Change
Net cash provided by/(used in)					
Operating activities	1,703	1,681	1,566	1.3	7.3
Investing activities	(583)	(617)	(540)	(5.5)	14.3
Financing activities	(1,123)	(946)	(988)	18.7	(4.3)
Net cash flow	(3)	118	38	(102.5)	210.5

Net Cash Provided by Operating Activities

Net cash flows from operating activities have increased across the three year period. The increase of 1.3% recorded in 2005 was achieved despite growth in expenses outstripping growth in revenues. This reflected positive management of working capital. Declining interest payments, in line with the continued reduction in debt levels, also contributed positively to operating cash flow growth.

A 7.3% increase in operating cash flows in 2004 reflected increased cash received from customers in line with growth in revenue, decreased cash payments to suppliers and employees due to an increase in accounts payable, and lower interest payments again resulting from reducing debt levels, partly offset by increased tax paid due to increased taxable earnings.

During the three year period, Telecom's Australian operations have generated solid operating cash flows. Cash flows from Australian operations have consistently exceeded Australian capital expenditure, meaning that Telecom's Australian operations have been self-funding during the three year period.

Net Cash Used in Investing Activities

The net cash outflow for investing activities in 2005 was $583 million, down from $617 million in 2004. This decrease was, however, the result of the sale of short-term investments in 2005, compared to the purchase of short-term investments in 2004. Capital expenditure increased from $627 million in 2004 to $696 million in 2005. Given that forecast capital expenditure for the year ended 30 June 2006 is higher again than 2005, cash outflows for capital expenditure are expected to increase further in the next 12 months.

Telecom also made cash payments for the purchase of Gen-i and Computerland in 2005 totalling $84 million. While Telecom sold its stake in INL for $272 million during 2005, the cash from the sale was not received until 1 July and so will be included in cash flows from investing activities in the year ended 30 June 2006.

The net cash outflow for investing activities of $617 million in 2004 was an increase of $77 million from 2003. The increased outflow reflects higher capital expenditure payments, lower proceeds from the sale of fixed assets, the purchase of short-term investments in 2004 compared to the sale of short-term investments in 2003, partly offset by movements in cash flows related to long-term investments. In 2004 Telecom received proceeds from the sale of long-term investments comprising $157 million received from the sale of Sky and a capital return of $41 million from INL. In 2003 Telecom paid A$150 million as the second and final instalment of its acquisition of the 19.9% investment in Hutchison 3G Australia Pty Limited.

Management's Discussion and Analysis continued

Net Cash Flow Used in Financing Activities

Cash flows for financing activities largely reflect borrowing activities and dividend payments to shareholders. Over the three year period, significant funds have been applied to the repayment of debt. However, as noted previously, with Telecom having achieved its targeted debt reduction, further reductions in term debt are expected to be limited. Instead, increasing amounts of cash will be returned to shareholders by way of dividends. The recently announced special dividends will add to the cash outflows for dividends paid in the year ended 30 June 2006.

The cash outflow for financing activities in 2005 of $1,123 million was 18.7% higher than the cash outflow in 2004. This was the result of a 116.8% increase in dividends paid, up from $346 million in 2004 to $749 million in 2005. $1,051 million of long-term debt was repaid during the year, with the repurchase of $300 million of convertible notes prior to their scheduled maturity and a European Medium Term Note (EMTN) issue of $718 million falling due in April 2005. These debt repayments were partly funded by new borrowings, with a new $390 million 15-year EMTN issue carried out and $261 million of short-term debt taken on. The remainder of the repayment was funded from surplus operating cash flows.

The net cash outflow for financing activities in 2004 was $946 million, a decrease of 4.3% compared to 2003. The decrease in financing cash outflows was due primarily to decreased repayment of debt, partly offset by an increase in the dividend paid reflecting a revised dividend policy. In 2003, $702 million of debt was repaid, comprising repayment of $457 million of short-term debt and a net repayment of $245 million of long-term debt. In 2004 total repayments were $614 million, comprising $54 million of short-term debt and $560 million of long-term debt. Dividends paid in 2004 increased by $60 million or 21.0%.

Capital Expenditure

Telecom's capital expenditure for the three year period (on an accruals rather than cash basis) are set out below:

YEAR ENDED 30 JUNE	2005 $m	2004 $m	2003 $m	05/04 % Change	04/03 % Change
New Zealand Fixed Line	426	348	314	22.4	10.8
New Zealand Mobile	89	68	69	30.9	(1.4)
International	35	68	108	(48.5)	(37.0)
Total New Zealand Operations	550	484	491	13.6	(1.4)
Australian Operations	118	101	83	16.8	21.7
Corporate and Other	35	23	26	52.2	(11.5)
Total Telecom Group	703	608	600	15.6	1.3

Total capital expenditure of $703 million in 2005 was $95 million higher than 2004. The increase occurred principally in Telecom's New Zealand operations. The demand for broadband services was a significant driver in this increase, being responsible for a significant portion of growth of $41 million in expenditure to meet demand for and extend coverage of existing products and services. Other significant factors in the increase were the purchase of data centre equipment that had previously been leased and the upgrade of the Xtra email platform.

The increase in Mobile capital expenditure of $21 million included the build-out of the EV-DO mobile network. This was, however, more than offset by a $33 million reduction in International capital expenditure resulting from lower purchases of Southern Cross capacity. Telecom currently has no further commitments to acquire Southern Cross capacity.

Total capital expenditure in 2004 was stable compared to 2003. Within New Zealand operations, decreased purchases of Southern Cross capacity were offset by increased capital expenditure on new network and Information Services (IS) capability in the fixed line business.

Telecom currently expects total capital expenditure of approximately $750 million in respect of the year ended 30 June 2006. Of this amount approximately $470 million relates to New Zealand fixed line, $90 million to New Zealand Mobile, $15 million to International (total New Zealand operations $575 million), $140 million to Australian Operations and $35 million to Corporate and Other. It is expected that these will be financed from operating cash flows. There may be upward pressure of up to $25 million on total capital expenditure depending on the levels of growth in broadband and other services and capital expenditure associated with new contracted revenue, primarily in the IT services business.

Dividend Policy and Long-term Capital Management

At the full year announcement in August 2004 the Board of Telecom indicated that it was the Company's intention, subject to there being no material adverse change in circumstances or operating outlook, to target a pay-out ratio of approximately 85% of net earnings (after adding back amortisation and relevant non-cash items) for the 2004/05 fiscal year. Given the targeted pay-out ratio, and dividend payments of 9.5 cents per share for the first three quarters of 2005, Telecom will pay a fourth quarter fully imputed dividend of 10.0 cents per ordinary share ('cps') in September 2005. The dividend for the quarter ended 30 June 2004 was 9.5 cps.

In August 2004 the Board also confirmed the factors that are relevant for Telecom's long-term capital management and shareholder distribution strategies. The Board is committed to Telecom maintaining strong 'single A' credit ratings from Moody's Investors Service and Standard and Poor's and the capital management policies are designed to ensure this objective is met. Relevant factors include Telecom's debt profile, operating outlook, cash flow, cost of capital, and level of imputation credits. As a guide the Board expects Telecom to maintain a relatively stable capital structure with the intention that, in normal circumstances, the ratio of gross debt to EBITDA would not materially exceed 1.7 times on a long-run basis.

The Board and management have undertaken a recent review of capital management issues. As a result the Board has declared a fully imputed special dividend of 10 cps, payable in September 2005. It is the Board's intention, subject to no material adverse change in circumstances, to pay a further fully imputed special dividend of 10 cps in respect of the 2005/06 financial year, with payments of 5 cps at the half year and full year dividend dates.

The Board believes that, following these recommendations, Telecom remains in a strong position to invest in future growth opportunities while continuing to maintain prudent capital management policies.

For the year ended 30 June 2006, Telecom expects to pay ordinary dividends to achieve a pay-out ratio of approximately 85% (after adding back relevant non-cash items). Subject to there being no material adverse change in circumstances, dividends for each of the first three quarters of the year ended 30 June 2006 will be 9.5 cps. The dividend for the fourth quarter of that year will be set to reflect the full year expected pay-out ratio.

Dividend Reinvestment Policy

The Dividend Reinvestment Plan has been retained. As per Telecom's current practice, shares issued under the plan will be priced at the prevailing market price (that is, no discount will be applied). In relation to the dividend to be paid in September 2005, Telecom intends to acquire an equivalent number of shares on-market, in order to eliminate an increase in capital arising pursuant to the plan. In addition to this, Telecom intends to adopt a similar policy with regard to new shares that are issued to staff under the Telecom Share Option Scheme. These mechanisms will be reviewed at each dividend date.

Financial Statements

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Statement of Financial Performance

FOR THE YEAR ENDED 30 JUNE 2005

YEAR ENDED 30 JUNE (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)	NOTES	GROUP 2005 $	GROUP 2004 $	GROUP 2003 $	PARENT 2005 $	PARENT 2004 $
Operating revenues						
Local service		1,101	1,120	1,110	–	–
Calling	2	1,348	1,454	1,550	–	–
Interconnection		207	193	154	–	–
Mobile		841	813	796	–	–
Data		777	721	670	–	–
Internet		223	229	219	–	–
Solutions		321	54	34	–	–
Other operating revenues	2	787	776	666	565	320
Abnormal revenues	4	154	28	–	86	28
		5,759	**5,388**	**5,199**	**651**	**348**
Operating expenses						
Labour	3	(735)	(594)	(548)	–	–
Cost of sales		(1,664)	(1,480)	(1,426)	–	–
Other operating expenses	3	(933)	(942)	(909)	–	–
Abnormal expenses	4	(59)	(121)	–	–	–
		(3,391)	**(3,137)**	**(2,883)**	–	–
Earnings before interest, taxation, depreciation and amortisation		**2,368**	**2,251**	**2,316**	**651**	**348**
Depreciation	12	(694)	(755)	(754)	–	–
Amortisation		(74)	(68)	(66)	–	–
Earnings before interest and taxation		**1,600**	**1,428**	**1,496**	**651**	**348**
Interest income		31	27	14	339	339
Interest expense	5	(320)	(361)	(407)	(418)	(380)
Earnings before income tax		**1,311**	**1,094**	**1,103**	**572**	**307**
Income tax (expense)/credit	6	(392)	(337)	(391)	26	21
Earnings after income tax		**919**	**757**	**712**	**598**	**328**
Minority interests in profits of subsidiaries		(3)	(3)	(3)	–	–
Net earnings attributable to shareholders	23	**916**	**754**	**709**	**598**	**328**
Net earnings per share (in cents)		**47.0¢**	**39.2¢**	**37.6¢**		
Weighted average number of ordinary shares outstanding (in millions)		1,948	1,922	1,887		

See accompanying notes to the financial statements.

Financial Statements continued

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Statement of Movements in Equity

FOR THE YEAR ENDED 30 JUNE 2005

		GROUP			PARENT	
YEAR ENDED 30 JUNE (DOLLARS IN MILLIONS)	NOTE	**2005** **$**	2004 $	2003 $	**2005** **$**	2004 $
Equity at the beginning of the year		**2,208**	**1,767**	**1,328**	**4,218**	**4,159**
Total recognised revenues and expenses						
Net earnings attributable to shareholders		916	754	709	598	328
Minority interests in profits of subsidiaries		3	3	3	–	–
Movement in foreign currency translation reserve	16	(75)	(45)	(40)	–	–
		844	**712**	**672**	**598**	**328**
Contributions from owners						
Capital contributed	16	116	163	146	116	163
Movement in deferred compensation		3	1	1	3	1
		119	**164**	**147**	**119**	**164**
Distributions to owners						
Dividends:						
Parent	16	(833)	(488)	(428)	(833)	(488)
Minority interests		(2)	(2)	(2)	–	–
Tax credit on supplementary dividends	16	95	55	52	95	55
Buy-out of minority interest		4	–	(2)	–	–
		(736)	**(435)**	**(380)**	**(738)**	**(433)**
Equity at the end of the year		**2,435**	**2,208**	**1,767**	**4,197**	**4,218**
Represented by:						
Contributed capital	16	1,987	1,871	1,708	1,987	1,871
Foreign currency translation reserve	16	(363)	(288)	(243)	–	–
Minority interests		8	3	2	–	–
Retained earnings		798	620	299	2,205	2,345
Deferred compensation		5	2	1	5	2
Equity at the end of the year		**2,435**	**2,208**	**1,767**	**4,197**	**4,218**

See accompanying notes to the financial statements.

Statement of Financial Position

AS AT 30 JUNE 2005

AS AT 30 JUNE (DOLLARS IN MILLIONS)	NOTES	GROUP 2005 $	GROUP 2004 $	PARENT 2005 $	PARENT 2004 $
ASSETS					
Current assets:					
Cash		235	238	–	–
Short-term investments	7	81	247	–	–
Receivables and prepayments	8	1,311	971	272	–
Inventories	9	56	50	–	–
Due from subsidiary companies	20	–	–	1,147	1,264
Total current assets		1,683	1,506	1,419	1,264
Non-current assets:					
Long-term investments	10	544	767	7,997	7,901
Intangibles	11	911	915	–	–
Property, plant and equipment	12	4,283	4,312	–	–
Total non-current assets		5,738	5,994	7,997	7,901
Total assets		**7,421**	**7,500**	**9,416**	**9,165**
LIABILITIES AND EQUITY					
Current liabilities:					
Accounts payable and accruals	13	1,014	931	12	7
Debt due within one year	14	863	803	–	–
Due to subsidiary companies	20	–	–	5,207	4,940
Total current liabilities		1,877	1,734	5,219	4,947
Non-current liabilities:					
Deferred taxation	6	136	120	–	–
Long-term debt	15	2,973	3,438	–	–
Total non-current liabilities		3,109	3,558	–	–
Total liabilities		4,986	5,292	5,219	4,947
Equity:	16				
Shareholders' funds		2,427	2,205	4,197	4,218
Minority interests		8	3	–	–
Total equity		2,435	2,208	4,197	4,218
Total liabilities and equity		**7,421**	**7,500**	**9,416**	**9,165**

On behalf of the Board

RODERICK DEANE
CHAIRMAN

THERESA GATTUNG
CHIEF EXECUTIVE OFFICER AND MANAGING DIRECTOR

Authorised for issue on 24 August 2005.

See accompanying notes to the financial statements.

Financial Statements continued

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Statement of Cash Flows

FOR THE YEAR ENDED 30 JUNE 2005

		GROUP			PARENT	
YEAR ENDED 30 JUNE (DOLLARS IN MILLIONS)	NOTES	**2005 $**	2004 $	2003 $	**2005 $**	2004 $
Cash flows from operating activities						
Cash was provided from/(applied to):						
Cash received from customers		5,598	5,306	5,251	–	–
Interest income		30	21	11	338	339
Dividend income		7	5	3	7	5
Dividends received from subsidiary companies		–	–	–	558	315
Payments to suppliers and employees		(3,317)	(2,925)	(2,973)	–	–
Payments from provisions		–	–	(5)	–	–
Income tax paid	6	(297)	(352)	(307)	–	–
Interest paid on debt		(318)	(374)	(414)	(418)	(380)
Net cash flows from operating activities	23	1,703	1,681	1,566	485	279
Cash flows from investing activities						
Cash was provided from/(applied to):						
Sale of property, plant and equipment		19	10	31	–	–
Sale/(purchase) of short-term investments, net		169	(186)	162	252	(185)
Purchase of subsidiary companies		(84)	–	–	–	–
Purchase of long-term investments		(6)	(5)	(175)	(282)	–
Sale of long-term investments		23	198	54	–	198
Purchase of property, plant and equipment		(696)	(627)	(607)	–	–
Capitalised interest paid		(8)	(7)	(5)	–	–
Net cash flows (applied to)/provided from investing activities		(583)	(617)	(540)	(30)	13
Cash flows from financing activities						
Cash was provided from/(applied to):						
Proceeds from long-term debt		389	–	348	–	–
Repayment of long-term debt		(1,051)	(560)	(593)	–	–
Proceeds from/(repayment of) short-term debt, net		260	(54)	(457)	266	–
Capital contributed		28	14	–	28	14
Dividends paid		(749)	(346)	(286)	(749)	(344)
Net cash flows applied to financing activities		(1,123)	(946)	(988)	(455)	(330)
Net cash flow		(3)	118	38	–	(38)
Opening cash position (including bank overdrafts)		238	120	82	–	38
Closing cash position (including bank overdrafts)		235	238	120	–	–

See accompanying notes to the financial statements.

Notes to the Financial Statements

Note 1 Statement of Accounting Policies

Reporting Entity and Statutory Base

Telecom Corporation of New Zealand Limited is a company registered in New Zealand under the Companies Act 1993, and is an issuer for the purposes of the Financial Reporting Act 1993.

The financial statements presented are those of Telecom Corporation of New Zealand Limited ('Parent', the 'Company' or the 'Parent Company'), its subsidiaries and associates (the 'Telecom Group', 'Group' or 'Telecom').

Nature of Operations

Telecom is a major supplier of information and communications technology services in New Zealand and Australia. Telecom provides a full range of telecommunications products and services including local, national, international and value-added telephone services, mobile services, data and internet services, equipment sales and installation services, leased services, and directories. Telecom is also a significant provider of information technology services, including systems integration, procurement, consulting and other technology services.

Basis of Preparation

The financial statements have been prepared in accordance with the Financial Reporting Act 1993 which requires compliance with accounting practice generally accepted in New Zealand ('NZ GAAP'). This differs in certain significant respects from accounting practice generally accepted in the United States ('US GAAP'). For a description of the significant differences and related effect on these financial statements, see Note 28.

The financial statements are expressed in New Zealand dollars. References in these financial statements to '$' and 'NZ$' are to New Zealand dollars, references to 'US$' are to US dollars, references to 'A$' are to Australian dollars and references to 'GBP' are to Pounds Sterling.

Measurement Basis

The measurement basis adopted in the preparation of these financial statements is historical cost, modified by the revaluation of certain investments as identified in specific accounting policies below.

Specific Accounting Policies

Basis of Consolidation

Subsidiaries

Subsidiaries are those entities controlled, directly or indirectly, by the Telecom Group.

The consolidated financial statements are prepared from the accounts of the Company and its wholly and majority-owned subsidiaries using the purchase method of consolidation. All significant intercompany accounts and transactions are eliminated on consolidation.

Associates

Associates are entities in which the Telecom Group has significant influence, but not control, over the operating and financial policies of the entity.

Associates are reflected in the consolidated financial statements using the equity method, whereby Telecom's share of the post-acquisition net surplus of associates is included in consolidated earnings before interest and tax.

Where the equity accounted carrying amount of an investment in an entity falls below zero, the equity method of accounting is suspended and the investment recorded at zero. If this occurs, the equity method of accounting is not resumed until such time as Telecom's share of losses and reserve decrements not recognised during the financial years in which the equity method was suspended, are offset by the current share of profits and reserves.

Goodwill Arising on Acquisition

Goodwill represents the excess of purchase consideration over the fair value of net assets acquired at the time of acquisition of a business or shares in a subsidiary or associate. Goodwill is amortised on a systematic basis over the period benefits are expected to arise, which will be no more than 20 years.

The unamortised balance of goodwill is reviewed annually and to the extent that it is no longer probable of being recovered from the future economic benefits of the investment it is recognised immediately as an expense.

Acquisition or Disposal During the Year

Where an entity becomes or ceases to be a Telecom Group entity during the year, the results of that entity are included in the net earnings of the Telecom Group from the date that control or significant influence commenced or until the date that control or significant influence ceased.

Revenue Recognition

Telecom recognises revenues as it provides services or delivers products to customers. Billings for telecommunications services (including fixed line, mobile and internet access billings) are made on a monthly basis throughout the month. Unbilled revenues from the billing cycle date to the end of each month are recognised as revenue during the month the service is provided. Revenue is deferred in respect of the portion of fixed monthly charges that have been billed in advance.

Where multiple deliverables are provided in a transaction, these are separated and accounted for as single units based on their relative fair values unless individual deliverables have no stand-alone value.

Revenue from the sale of prepaid mobile minutes is initially deferred, with recognition occurring when the minutes are used by the customer.

Revenue from directories advertising and related publication costs are recognised upon publication of the directory.

Revenue from installations and connections and related costs are recognised upon completion of the installation or connection. Revenue from equipment sales is recognised upon delivery of equipment to the customer.

Accounts Receivable

Accounts receivable are recorded at expected realisable value after providing for bad and doubtful accounts expected to arise in subsequent accounting periods. The provision for doubtful debts is based on management's assessment of amounts expected to be uncollectable for specific customers or groups of customers based on age of debt, history of payments, account activity, economic factors and other relevant information.

Bad debts are written off against the provision for doubtful accounts in the period in which it is determined that the debts are uncollectable.

Inventories

Inventories principally comprise materials for self-constructed network assets, critical maintenance spares, customer premises equipment held for rental or sale and mobile equipment held for sale. Inventories are stated at the lower of cost and net realisable value after due consideration for excess and obsolete items. Cost is determined on a first-in first-out or weighted average cost basis.

Investments

Long-term investments are stated at cost. Long-term investments include the Parent's investment in subsidiaries.

Where, in the opinion of the Directors, there has been impairment in the value of investments this is recognised in the current period.

Notes to the Financial Statements continued

Note 1 Statement of Accounting Policies continued

Property, plant and equipment

Property, plant and equipment is valued as follows:

- the value of property, plant and equipment purchased from the Government was determined on the basis of depreciated replacement cost using estimated remaining lives as at 1 April 1987.
- subsequent additions are valued at cost. The cost of additions to plant and equipment and other assets constructed by Telecom consists of all appropriate costs of development, construction and installation, comprising material, labour, direct overhead and transport costs.
- for each asset project, interest costs incurred during the period required to complete and prepare the asset for its intended use are capitalised as part of the total cost.

Software Developed for Internal Use

Telecom capitalises the direct costs associated with the development of network and business software for internal use where project success is regarded as probable. Capitalised costs include external direct costs of materials and services consumed, payroll and direct payroll-related costs for employees (including contractors) directly associated with the project and interest costs incurred while developing the software. Software developed for internal use is depreciated over its useful life.

Depreciation

Depreciation is charged on a straight-line basis to write-down the cost of property, plant and equipment to their estimated residual value over their estimated useful lives, which are as follows:

Telecommunications equipment and plant:

Customer local access	3-50 years
Junctions and trunk transmission systems	10-50 years
Switching equipment	3-15 years
Customer premises equipment	3-5 years
Other network equipment	4-25 years
Buildings	40-50 years
Motor vehicles	4-10 years
Furniture and fittings	5-10 years
Computer equipment	3-5 years

Where the remaining useful lives or recoverable values have diminished due to technological change or market conditions, depreciation is accelerated or the assets are written down.

Land and capital work in progress are not depreciated.

Where property, plant and equipment is disposed of, the profit or loss recognised in the Statement of Financial Performance is calculated as the difference between the sale price and the carrying value of the asset.

Leased Assets

Telecom is a lessor of customer premises equipment. Such leases are considered operating leases because substantially all the benefits and risks of ownership remain with Telecom. Rental income is taken to revenue on a monthly basis in accordance with the lease term.

Telecom is a lessee of certain plant, equipment, land and buildings under both operating and finance leases. Lease costs relating to operating leases are charged against earnings as incurred. Finance leases, which effectively transfer to Telecom substantially all the risks and benefits of ownership of the leased assets, are capitalised at the present value of the minimum lease payments. The leased assets and corresponding liabilities are disclosed and the leased assets are depreciated over the period Telecom is expected to benefit from their use.

Compensated Absences

The liability for employees' compensation for future absences, calculated on an actuarial basis, is accrued in respect of employees' services already rendered and where the obligation relates to rights that may eventually vest.

Spectrum Licences

Costs incurred on the acquisition of spectrum licences are amortised from the date the underlying asset is held ready for use on a straight-line basis over the periods of their expected benefit.

Where the periods of expected benefit or recoverable values have diminished due to technological change or market conditions, amortisation is accelerated or the carrying value is written down.

Debt

Debt is stated at face value less unamortised discounts, premiums and prepaid interest. Discounts, premiums and prepaid interest are amortised to interest expense on a yield to maturity basis over the period of the borrowing. Borrowing costs such as origination, commitment and transaction fees are deferred and amortised over the period of the borrowing.

Research and Development Costs

Research and development costs are charged to earnings as incurred, except where, in the case of development costs, future benefits are expected beyond any reasonable doubt to exceed these costs. Where development costs are deferred, they are amortised over future periods on a basis related to the expected future benefits.

Repairs and Maintenance

Repairs and maintenance costs are expensed as incurred.

Advertising Costs

Advertising costs are expensed as incurred.

Taxation

The taxation expense charged to earnings includes both current and deferred tax and is calculated after allowing for permanent differences.

Deferred taxation calculated on a comprehensive basis using the liability method is accounted for on timing differences between the earnings stated in the financial statements and the assessable income computed for taxation purposes.

Future tax benefits are not recognised unless realisation of the asset is virtually certain.

Foreign Currency

Transactions

Transactions denominated in a foreign currency are converted at the New Zealand exchange rate at the date of the transaction. Foreign currency receivables and payables at balance date are translated at exchange rates current at balance date. Exchange differences arising on the translation of accounts payable and receivable in foreign currencies are recognised in the Statement of Financial Performance.

Exchange gains and losses and hedging costs arising on contracts entered into as hedges of firm commitments are deferred until the date of such transactions at which time they are included in the determination of net earnings.

Where capital project commitments are hedged against foreign currency rate risk, the exchange difference on the hedging transaction up to the date of purchase and all other costs associated with the hedging transaction are capitalised.

All exchange gains and losses relating to other hedge transactions are brought to account in the Statement of Financial Performance in the same period as the exchange differences on the items covered by the hedge transactions. Costs on such contracts are amortised over the life of the hedge contract.

Translation of Foreign Group Entities

Assets and liabilities of independent overseas subsidiaries are translated at exchange rates existing at balance date. The revenue and expenses of these entities are translated at rates approximating the exchange rates ruling at the dates of the transactions. The exchange gain or loss arising on translation is recorded in the foreign currency translation reserve.

Derivative Financial Instruments

Telecom uses derivative financial instruments to reduce its exposure to fluctuations in foreign currency exchange rates, interest rates and electricity prices.

Telecom does not currently hold or issue derivative financial instruments for trading purposes. Gains and losses on derivatives are accounted for on the same basis as the underlying physical exposures. Accordingly, hedge gains and losses are included in the Statement of Financial Performance when the gains or losses arising on the related physical exposures are recognised in the Statement of Financial Performance.

For an instrument to qualify as a hedge, it must be effective at reducing the risk associated with the exposure being hedged and must be designated as a hedge at the inception of the contract.

Derivative financial instruments that do not qualify or no longer qualify as hedges are stated at market values and any resultant gain or loss is recognised in the Statement of Financial Performance.

Interest rate swaps and cross currency interest rate swaps that hedge an underlying physical exposure are accounted for using the accrual method of accounting. Interest receivable and payable and unamortised discounts under the terms of the interest rate swaps and cross currency interest rate swaps are accrued over the period to which the payments or receipts relate, and are treated as an adjustment to interest expense.

The foreign exchange gains and losses on the principal value of cross currency swaps are reflected in the Statement of Financial Performance using the spot rate which offsets the foreign exchange gains and losses recorded on the underlying hedged transaction.

Premiums paid for interest rate and currency options and the net settlement on maturity of forward rate agreements are amortised over the life of the underlying hedged item.

Forward exchange contracts are accounted for as outlined in the accounting policy for foreign currency transactions.

Cash flows from derivatives are recognised in the Statement of Cash Flows in the same category as that of the hedged item.

Share-based Payments

An expense for share-based payments made to employees is recognised over the vesting period, based on the fair value of the instrument at grant date.

For restricted shares the intrinsic value is deemed to be the fair value. For share options an option pricing model is used.

Cash and Cash Equivalents

For the purposes of the Statement of Cash Flows, cash and cash equivalents are considered to be cash on hand and in banks, net of bank overdrafts. Cash flows from certain items are disclosed net, due to the short-term maturities and volume of transactions involved.

Earnings Per Share

Earnings per share is computed by dividing net earnings by the weighted average number of ordinary shares outstanding during each period.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain reclassifications of prior periods' data have been made to conform to current year classifications.

Changes in Accounting Policies in the Current Financial Year

There have been no changes in accounting policy during the year ended 30 June 2005. The accounting policies used in the preparation of the financial statements for the year ended 30 June 2005 are consistent with those used in the preparation of the financial statements for the years ended 30 June 2004 and 2003.

Notes to the Financial Statements continued

Note 2 Calling and Other Operating Revenues

	GROUP			PARENT	
YEAR ENDED 30 JUNE (DOLLARS IN MILLIONS)	**2005 $**	2004 $	2003 $	**2005 $**	2004 $
Calling					
National	988	1,053	1,098	–	–
International	334	364	401	–	–
Other	26	37	51	–	–
	1,348	**1,454**	**1,550**	–	–
Other operating revenues					
Resale	337	317	278	–	–
Directories	230	221	207	–	–
Equipment	69	72	69	–	–
Miscellaneous other	144	161	109	–	–
Dividends from investments	7	5	3	7	5
Dividends from subsidiary companies	–	–	–	558	315
	787	**776**	**666**	**565**	**320**

International Revenue

Included within international calling revenue is the net margin on transit traffic. Transit revenue is generated where Telecom acts as an intermediary carrier on international calls originating and terminating on other carriers' networks. Telecom receives an inwards payment from the originating carrier and makes an outpayment to the terminating carrier. The net of these payments is recorded within Telecom's international calling revenue. Gross payments under transit arrangements are shown below:

	GROUP		
YEAR ENDED 30 JUNE (DOLLARS IN MILLIONS)	**2005 $**	2004 $	2003 $
Inwards payments	179	183	254
Outpayments	(150)	(149)	(211)
Transit margin	**29**	**34**	**43**

Note 3 Operating Expenses

Labour

Included in labour costs are pension contributions of $2 million to the New Zealand Government Superannuation Fund (30 June 2004: $1 million, 30 June 2003: $2 million) and $12 million on behalf of Australian employees as required by the Superannuation Guarantee (Administration) Act 1992 (30 June 2004: $11 million, 30 June 2003: $11 million). Telecom has no other obligations to provide pension benefits in respect of employees.

Other Operating Expenses

YEAR ENDED 30 JUNE (DOLLARS IN MILLIONS)	**2005** $	GROUP 2004 $	2003 $
Other operating expenses include:			
Lease and rental costs	52	49	53
Research and development costs	9	10	7
Advertising costs	118	99	92
Foreign exchange gains	–	(1)	(1)
Bad debts written off	59	51	53
(Decrease)/increase in provision for doubtful accounts	(19)	(15)	3
Movement in provision for inventory obsolescence	(2)	3	(2)
(Gain)/loss on disposal of property, plant and equipment	(7)	(5)	2
Directors' fees	2	1	1

Auditors' Remuneration

YEAR ENDED 30 JUNE (DOLLARS IN THOUSANDS)	**2005** $	GROUP 2004 $	2003 $
Fees paid to principal Auditors:			
Audit of financial statements	2,751	1,900	1,644
Other assurance services	790	846	350
Other services	–	57	22
Total fees paid to principal Auditors	3,541	2,803	2,016

Other assurance services relate to the audit of regulatory disclosures such as the Telecom List of Charges and the Telecom Service Obligation ('TSO') as required by telecommunications legislation.

Other services for the years ended 30 June 2004 and 2003 are principally accounting policy advice.

Notes to the Financial Statements continued

Note 4 Abnormal Items

YEAR ENDED 30 JUNE (DOLLARS IN MILLIONS)	GROUP 2005 $	GROUP 2004 $	GROUP 2003 $	PARENT 2005 $	PARENT 2004 $
Abnormal Revenues					
Gain on sale of INL shares	86	–	–	86	–
Gain on sale of Intelsat	8	–	–	–	–
Recognition of Southern Cross support fees	41	–	–	–	–
Gain on repurchase of convertible notes	9	–	–	–	–
Gain on sale of Telecom Retail Stores	10	–	–	–	–
Gain on sale of Sky shares	–	28	–	–	28
	154	**28**	–	**86**	**28**
Abnormal Expenses					
Write-down of TDMA network	24	110	–		
Inter-carrier provisions	31	–	–		
Restructuring costs	4	–	–		
Partial recovery of AOL|7 write-down	–	(12)	–		
Write-down of Australian LMDS assets	–	23	–		
	59	**121**	–		

Abnormal Revenues

Gain on Sale of Independent Newspapers Limited ('INL') Shares (Group and Parent)

In June 2005 Telecom announced that it had sold its entire stake in INL to Nationwide News Pty Limited, an affiliate of News Corporation for $272 million. This resulted in a gain on sale of $86 million being recognised in June 2005. Proceeds from the sale were received in July 2005, therefore at 30 June 2005 Telecom included within receivables and prepayments a receivable of $272 million (see Note 8).

Gain on Sale of Intelsat

In January 2005 Intelsat Limited announced the successful closing of its amalgamation with a private equity group. As part of the amalgamation, Intelsat's shareholders (including Telecom, which owned a stake of approximately 0.5%) received US$18.75 per share in return for their shares. In March 2005 Telecom received $22 million for the sale of its stake in Intelsat resulting in a gain on sale of $8 million.

Recognition of Southern Cross Support Fees

Southern Cross restructured its banking facilities with its senior bank syndicate in April 2003. As part of the restructure, Telecom agreed to provide contingent credit support for a portion of the refinanced debt. In return for providing this support, support fees are payable to Telecom from Southern Cross. Telecom has not previously recognised these fees, as oversupply of capacity in the international telecommunications industry and uncertainties around future levels of demand were negatively impacting Southern Cross' operations, creating uncertainty over the collectibility of the support fees. Since this time, acceleration in bandwidth utilisation has significantly improved the outlook for Southern Cross culminating in significant new sales being generated. As a result of the cash generated by the additional sales, collectibility of the support fees is now expected and accordingly Telecom has accrued fees payable by Southern Cross of $41 million ($37 million net of tax) at March 2005. This represents fees for the period from April 2003 to March 2005.

Gain on Repurchase of Convertible Notes

Telecom issued $300 million of convertible notes in 2001. In November 2004 Telecom repurchased $150 million of these notes. Due to market movements since the notes were issued, the amount required to buy the notes back was $145 million, resulting in a gain on buy-back of $5 million. In February 2005 Telecom repurchased the remaining $150 million of notes. The amount required to buy the second tranche of notes back was $146 million, resulting in a gain on buy-back of $4 million.

Gain on Sale of Telecom Retail Stores

In August 2004 Telecom announced the sale of 15 of its business-focused retail stores to the Leading Edge Group for $16 million. The sale was completed on 30 September 2004, resulting in a gain on sale of $10 million.

Gain on Sale of Shares in Sky (Group and Parent)

In October 2003 Telecom sold all its shares in Sky Network Television Limited ('Sky') to INL. Total consideration received was $221 million, made up of approximately $157 million in cash with the remainder in the form of shares in INL. Telecom realised a gain of $28 million on the sale of its stake in Sky.

Abnormal Expenses

Write-down of TDMA Network

Telecom currently operates both TDMA and CDMA mobile networks. Telecom's marketing emphasis has been geared towards growing usage of the CDMA network, which offers greater functionality and high speed data capability. This resulted in a migration of the customer base from TDMA to CDMA. TDMA customer numbers and revenues have declined markedly since the launch of CDMA and this is expected to continue, with revenues expected to fall to marginal levels toward the end of 2007. Due to the decline in the TDMA customer base, particularly the higher value post-paid base, the present value of the net cash flows that the TDMA network was expected to generate no longer supported its carrying value. Accordingly, an impairment charge of $110 million ($74 million net of tax) was recognised at 30 June 2004 to write the network down to its assessed value at that time. With the continued transition of customers from TDMA to CDMA, the cash flows generated by the TDMA network have continued to decline to the point where at 30 June 2005 the present value of net future cash flows was negligible. Accordingly, a further impairment charge of $24 million ($16 million after tax) was recognised at 30 June 2005 to write the network down to nil.

Inter-carrier Provisions

An abnormal charge of $31 million ($21 million net of tax) was recognised in March 2005 by Telecom's Australian subsidiary AAPT following an extensive reassessment of accruals and provisions for disputes in the inter-carrier area. The charge is a one-off adjustment required to revise cost of sale accrual assumptions and to adjust the carrying value of disputed amounts receivable to amounts considered recoverable. These changes in accrual assumptions relate to prior periods.

Restructuring Costs

Following the purchase of Gen-i and Computerland there have been a number of savings identified through the combination of these businesses. Costs of $4 million ($3 million net of tax) have been incurred to achieve these savings. These costs principally consisted of redundancy costs.

Partial Recovery of AOL|7 Write-down

In the year ended 30 June 2002 shareholder advances of A$115 million to AOL|7 were fully written down as they were not expected to be recoverable. In the year ended 30 June 2004, an agreement was reached with the other shareholders of AOL|7 to sell the AOL|7 business. Telecom received $12 million as its share of the proceeds from sale. This amount was credited to abnormal expenses as a partial recovery of the previous write-down.

Write-down of Australian LMDS Assets

AAPT operates an LMDS wireless access network in major Australian metropolitan areas. Usage of this network did not grow to originally forecast levels due to the use of alternative access technologies. The forecast net cash flows expected to be generated by this network did not support its carrying value and accordingly it was written down to its assessed amount at 30 June 2004. A charge of $23 million ($16 million net of tax) was recognised to write these assets down to their assessed recoverable value.

Notes to the Financial Statements continued

Note 5 Interest

YEAR ENDED 30 JUNE (DOLLARS IN MILLIONS)	GROUP 2005 $	2004 $	2003 $	PARENT 2005 $	2004 $
Interest expense:					
Fixed loans	289	294	298	–	–
Other interest	3	10	31	–	–
Capital notes	28	47	67	–	–
Convertible notes	8	16	16	–	–
Interest paid to subsidiary companies	–	–	–	418	380
	328	367	412	418	380
Less interest capitalised	(8)	(6)	(5)	–	–
Total interest expense	**320**	**361**	**407**	**418**	**380**

Note 6 Income Tax

The income tax expense/(credit) is determined as follows:

YEAR ENDED 30 JUNE (DOLLARS IN MILLIONS)	GROUP 2005 $	2004 $	2003 $	PARENT 2005 $	2004 $
Earnings before income tax	1,311	1,094	1,103	572	307
Tax at current rate of 33%	433	361	364	189	101
Adjustment to taxation for permanent differences:					
Gain on sale of investments	(31)	(8)	–	(28)	(9)
Amortisation of goodwill	23	20	22	–	–
Overprovided in prior years	–	(33)	(4)	–	(7)
Intercompany dividends	–	–	–	(184)	(104)
Foreign sourced income not subject to tax	(19)	–	–	–	–
Other	(14)	(3)	9	(3)	(2)
Income tax expense/(credit)	**392**	**337**	**391**	**(26)**	**(21)**
The income tax expense/(credit) is represented by:					
Current taxation	356	413	345	(26)	(21)
Deferred taxation	36	(43)	50	–	–
Overprovided in prior years	–	(33)	(4)	–	–
	392	337	391	(26)	(21)
Deferred income tax expense/(credit) results from the following:					
Depreciation	17	(37)	41	–	–
Provisions, accruals and other	19	(6)	7	–	–
Year 2000 expenditure	–	–	2	–	–
	36	(43)	50	–	–

The IRD had previously issued amended income tax assessments to Telecom in respect of a transaction for the income years 1993-1999. Telecom disputed the assessments, but provided for the disputed tax. In 2004 Telecom reached a settlement with the IRD, which resulted in a credit to tax expense of $29 million.

YEAR ENDED 30 JUNE (DOLLARS IN MILLIONS)	GROUP 2005 $	GROUP 2004 $	PARENT 2005 $	PARENT 2004 $
Current taxation:				
Balance at the beginning of the year	35	9	(2)	(24)
Total taxation (expense)/credit in the current year	(356)	(413)	26	21
Taxation paid	297	352	–	–
Supplementary dividend tax credit				
– previous year fourth quarter final	23	12	23	12
– first, second and third quarter interims	72	43	72	43
Transfers with subsidiary companies	–	–	–	11
Supplementary dividend tax credit offset with subsidiary companies	–	–	(125)	(55)
Overprovided in prior year	2	44	2	–
Transfer from deferred taxation	(21)	13	–	–
Other	(7)	(25)	–	(10)
Prepaid income tax (see Note 8)/(tax payable) (see Note 13)	45	35	(4)	(2)
Deferred taxation:				
Balance at the beginning of the year	(120)	(127)	–	–
Provided in the current year	(36)	43	–	–
Transfer to current taxation	21	(13)	–	–
Under provided in prior year	(2)	(12)	–	–
Other	1	(11)	–	–
Deferred taxation	**(136)**	**(120)**	–	–
Deferred taxation balances consist of the following:				
Depreciation	(166)	(149)	–	–
Provisions, accruals and other	30	27	–	–
Tax losses in overseas subsidiary	–	2	–	–
	(136)	(120)	–	–

In accordance with the Income Tax Act 1994, Telecom received tax credits from the Inland Revenue Department equivalent to the supplementary dividends paid.

The Telecom Group has not recognised in its deferred taxation balance the tax effect of accumulated losses and timing differences in overseas subsidiaries amounting to $2 million at 30 June 2005 (30 June 2004: $43 million), based on the relevant corporation tax rate of the overseas subsidiary's country of residence. Obtaining the benefits of the deferred tax balance is dependent upon deriving sufficient assessable income, meeting conditions for deductibility and complying with relevant tax legislation.

Note 7 Short-term Investments

30 JUNE (DOLLARS IN MILLIONS)	GROUP 2005 $	GROUP 2004 $
Short-term deposits	80	236
Government securities	1	11
	81	**247**

Notes to the Financial Statements continued

Note 8 Receivables and Prepayments

30 JUNE (DOLLARS IN MILLIONS)	GROUP 2005 $	GROUP 2004 $	PARENT 2005 $	PARENT 2004 $
Trade receivables	624	625	–	–
Less allowance for doubtful accounts	(42)	(61)	–	–
	582	564	–	–
Unbilled rentals and tolls	292	263	–	–
Prepaid income tax (see Note 6)	45	35	–	–
Prepaid expenses and other receivables	76	109	–	–
Receivable from sale of INL shareholding (see Note 10)	272	–	272	–
Southern Cross support fees receivable	44	–	–	–
	1,311	**971**	**272**	**–**

Note 9 Inventories

30 JUNE (DOLLARS IN MILLIONS)	GROUP 2005 $	GROUP 2004 $
Maintenance materials and consumables	4	2
Goods held for resale	39	29
Revenue work in progress	3	1
Materials for self-constructed assets	13	23
	59	55
Less provision for inventory obsolescence	(3)	(5)
	56	**50**

Note 10 Long-term Investments

30 JUNE (DOLLARS IN MILLIONS)	GROUP 2005 $	GROUP 2004 $	PARENT 2005 $	PARENT 2004 $
International telecommunications investments	–	14	–	–
Advances to associate companies (see Note 20)	95	103	–	–
Shares in listed companies (refer below)	–	186	–	186
Other long-term investments	449	464	–	–
Subsidiary companies (see Note 21)				
Shares	–	–	4,158	3,876
Term advances	–	–	3,839	3,839
	544	**767**	**7,997**	**7,901**

Sale of International Telecommunications Investments

Telecom sold its investment in Intelsat Limited in January 2005. Telecom received $22 million for the sale of its stake in Intelsat Limited resulting in a gain on sale of $8 million (see Note 4).

Associate Company Investments

30 JUNE (DOLLARS IN MILLIONS)	GROUP 2005 $	2004 $
Cost of investment in associates	31	31
Opening balance of share of associates' equity	(31)	(31)
Equity accounted value of the investment	**–**	**–**

Sale of Shares in Listed Companies

Telecom sold its entire stake in INL in June 2005 for total consideration of $272 million. This resulted in a gain on sale of $86 million being recognised in June 2005. Proceeds from the sale were received in July 2005, therefore at 30 June 2005 Telecom had recorded a receivable of $272 million (see Note 8).

Other Long-term Investments

Other long-term investments include Telecom's 19.9% stake in Hutchison 3G Australia Limited of A$400 million (30 June 2004: A$400 million).

Subsidiary Companies – Term Advances

These term advances have interest rates ranging between 0% and 10% (30 June 2004: 0% and 10%).

Note 11 Intangibles

30 JUNE (DOLLARS IN MILLIONS)	GROUP 2005 $	2004 $
Goodwill	875	875
Spectrum licences	34	36
Other intangibles	2	4
	911	**915**

Goodwill

30 JUNE (DOLLARS IN MILLIONS)	GROUP 2005 $	2004 $
Balance at beginning of year	875	980
Goodwill arising on acquisition	75	–
Amortisation	(70)	(65)
Other	–	1
Foreign currency translation adjustment	(5)	(41)
Balance at end of year	875	875
Goodwill balance is comprised of:		
Goodwill at cost	2,160	2,085
Accumulated amortisation and write-down	(1,085)	(1,015)
Accumulated foreign currency translation adjustments	(200)	(195)
	875	**875**

Notes to the Financial Statements continued

Note 12 Property, Plant and Equipment

GROUP (DOLLARS IN MILLIONS)	TELECOMMUNICATIONS EQUIPMENT & PLANT $	FREEHOLD LAND $	BUILDINGS $	OTHER ASSETS $	TOTAL $
Cost	9,806	100	623	1,482	12,011
Capital work in progress	83	–	24	115	222
Less accumulated depreciation	(6,535)	–	(332)	(1,083)	(7,950)
Net book value at 30 June 2005	**3,354**	**100**	**315**	**514**	**4,283**
Depreciation expense 2005	515	–	28	151	694
Cost	9,489	106	599	1,279	11,473
Capital work in progress	58	–	25	106	189
Less accumulated depreciation	(6,048)	–	(305)	(997)	(7,350)
Net book value at 30 June 2004	**3,499**	**106**	**319**	**388**	**4,312**
Depreciation expense 2004	599	–	27	129	755

Values Ascribed to Land and Buildings

Telecom's properties consist primarily of special-purpose network buildings, which form an integral part of the telecommunications network. The Directors estimate that the fair valuation of land and buildings (excluding properties designated for disposal) is approximately equivalent to their net book value as at 30 June 2005 taking into account their integral value to the network.

Included in land and buildings at 30 June 2005 are properties held for sale of $3 million (30 June 2004 $1 million).

Operating Leases

Included in telecommunications equipment at 30 June 2005 is equipment (principally customer premises equipment) leased to customers under operating leases with a cost of $551 million (30 June 2004: $503 million) together with accumulated depreciation of $436 million (30 June 2004: $380 million).

Included in buildings at 30 June 2005 are buildings on leasehold land with a cost of $11 million (30 June 2004: $11 million) together with accumulated depreciation of $4 million (30 June 2004: $3 million).

Finance Leases

Included in telecommunications equipment at 30 June 2005 are assets capitalised under finance leases with a cost of $1,200 million (30 June 2004: $1,249 million) together with accumulated depreciation of $649 million (30 June 2004: $580 million). This amount includes capacity acquired from Southern Cross, with a cost of $427 million (30 June 2004: $422 million) and accumulated depreciation of $79 million (30 June 2004: $70 million).

Telecom has prepaid all obligations under finance leases and as a result has no outstanding commitments under finance leases.

Land Claims

Under the Treaty of Waitangi Act 1975, all interests in land included in the assets purchased from the New Zealand Government may be subject to claims to the Waitangi Tribunal, which has the power to recommend, in appropriate circumstances, with binding effect, that the land be resumed by the Government in order that it be returned to Māori claimants. In the event that the Government resumes land, compensation will be paid to Telecom under the provisions of the Public Works Act 1981. If this is insufficient to cover the loss, certain additional compensation is payable under the provisions of the Sale and Purchase Agreement between the Company and the Government.

Under the State Owned Enterprises Act 1986, the Governor General of New Zealand, if satisfied that any land or interest in land held by Telecom is wāhi tapu (being land of special spiritual, cultural or historical tribal significance), may declare by Order in Council that the land be resumed by the Government, with compensation payable to Telecom under the provisions of the Public Works Act 1981. Telecom would expect to negotiate with the new Māori owners for continued occupancy rights of any sites resumed by the Government.

Note 13 Accounts Payable and Accruals

30 JUNE (DOLLARS IN MILLIONS)	GROUP 2005 $	GROUP 2004 $	PARENT 2005 $	PARENT 2004 $
Trade accounts payable	702	620	–	–
Accrued personnel costs	121	108	–	–
Revenue billed in advance	90	78	–	–
Accrued interest	49	51	–	–
Tax payable (see Note 6)	–	–	4	2
Other accrued expenses	52	74	8	5
	1,014	**931**	**12**	**7**

Note 14 Debt Due Within One Year

30 JUNE (DOLLARS IN MILLIONS)	GROUP 2005 $	GROUP 2004 $
Long-term debt maturing within one year (see Note 15)		
Bonds and other loans (8.30%*)	545	748
Short-term debt		
Notes	318	–
Australian commercial paper	–	55
	863	**803**

*Weighted average effective interest rate for Telecom Group – includes the effect of hedging transactions, see Note 17.

Notes comprise amounts issued under Telecom's $500 million note facility guaranteed by Telecom Corporation of New Zealand Limited and certain other subsidiary companies. As at 30 June 2005 the notes had a weighted average interest rate of 7.04%.

Australian commercial paper comprised amounts issued under the TCNZ Finance Limited Australian Branch A$1,500 million Short Term Note and Medium Term Note Programme (guaranteed by Telecom Corporation of New Zealand Limited and certain other subsidiary companies). Issues outstanding at 30 June 2004 were denominated in Australian dollars with a weighted average interest rate of 5.58%.

Telecom has in place a US$1 billion European Commercial Paper Programme and a $200 million Asian Commercial Paper Programme. These programmes were unutilised at 30 June 2005 and 30 June 2004.

As at 30 June 2005 Telecom had committed stand-by credit facilities of US$400 million with various major banks. Telecom also had committed overdraft facilities of $20 million with New Zealand banks and A$20 million with Australian banks. There are no material compensating balance requirements associated with these facilities.

None of Telecom's debt due within one year is secured.

Notes to the Financial Statements continued

Note 15 Long-term Debt

30 JUNE (DOLLARS IN MILLIONS)	GROUP 2005 $	2004 $
TeleBonds	321	362
Eurobonds	150	150
Euro Medium Term Notes	2,738	3,069
Capital Notes	327	327
Convertible Notes	–	300
Other loans	–	1
	3,536	4,209
Less unamortised discount	(18)	(23)
	3,518	4,186
Less long-term debt maturing within one year (see Note 14)	(545)	(748)
	2,973	**3,438**
Schedule of Maturities:		
Due 1 to 2 years (7.94%*)	703	554
Due 2 to 3 years (8.35%*)	243	702
Due 3 to 4 years (9.56%*)	740	543
Due 4 to 5 years (8.34%*)	15	739
Due over 5 years (7.84%*)	1,272	900
Total due after one year (8.34%*)	2,973	3,438

*Weighted average effective interest rate for Telecom Group – includes the effect of hedging transactions, see Note 17.

None of Telecom's long-term debt is secured.

TeleBonds

TCNZ Finance Limited, a subsidiary of the Company, has issued bonds ('TeleBonds') to institutional and retail investors. These have been issued as income, compounding, or zero coupon bonds. TeleBonds have interest rates ranging from 6.25% to 9.60% and maturity dates between November 2005 and April 2016.

Eurobonds

Eurobonds are issued by TCNZ Finance Limited, a subsidiary of the Company. Eurobonds on issue are denominated in US dollars, have an interest rate of 6.75% and mature on 11 October 2005. A cross currency interest rate swap has been entered into to manage the currency and interest rate risk exposure. The effective NZ dollar interest rate for the issue is 8.44%.

Euro Medium Term Notes

TCNZ Finance Limited launched a US$1 billion Euro Medium Term Note ('EMTN') programme in March 2000. In May 2001 the programme was increased to US$2 billion. Both public debt transactions and private placements can be issued under the programme.

30 JUNE (DOLLARS IN MILLIONS)	GROUP 2005 $	2004 $
5.5% due 19 April 2005, euro denominated	–	718
6.0% due 14 March 2006, GBP denominated	332	332
1.85% due 5 June 2007, yen denominated	412	412
6.125% due 12 December 2008, GBP denominated	690	690
6.75% due 14 December 2011, US$ denominated	527	530
5.625% due 14 May 2018, GBP denominated	346	346
5.75% due 6 April 2020, GBP denominated	390	–
Private placement	41	41
	2,738	3,069

The private placement is denominated in yen. It has an interest rate of 2.0% and a maturity date of 8 June 2009.

Cross currency and interest rate swaps have been entered into to manage the EMTN's currency and interest rate risk exposures. The effective interest rates inclusive of effects of hedging range from 7.29% to 9.65%.

In April 2005 the remaining balance of the Euro denominated notes matured and was partially refinanced with a GBP 150 million 15 year note issue.

Capital Notes

30 JUNE (DOLLARS IN MILLIONS)	GROUP 2005 $	2004 $
Various NZ dollar TeleNotes	146	146
6.5% due 10 February 2008, Restricted Capital Securities	181	181
	327	327

TCNZ Finance Limited, Telecom's main financing subsidiary, has issued long-term fixed interest unsecured subordinated capital notes ('TeleNotes').

TeleNotes are issued for an initial term at the end of which the issuer can, at its sole discretion, redeem the TeleNotes, including any unpaid interest for cash, offer investors the option of continuing to hold the TeleNotes for a new term and at a new yield or redeem the TeleNotes including any unpaid interest by subscribing for and procuring the issue of ordinary shares in the Company to the noteholders at a price equivalent to 90% of the average closing price of the Company's shares in the 10 business days preceding the election date.

TeleNotes on issue mature in September 2006 and have interest rates ranging from 7.25% to 8.03%.

In February 1998 Telecom New Zealand Finance Limited, a Telecom financing subsidiary, issued to certain qualified institutional buyers in the United States, under an Offering Memorandum pursuant to US SEC Rule 144A, an aggregate principal amount of face value US$150 million 6.5% Restricted Capital Securities for an initial term of ten years.

Telecom entered into cross currency interest rate swaps to convert the US$150 million proceeds into NZ$256 million. The effective interest rate for the remaining notes is 8.52%. In August and September 2003 Telecom New Zealand Finance Limited repurchased a total of US$44 million of the notes on issue.

The Restricted Capital Securities rank pari passu with the TeleNotes issued in New Zealand and are similar in all material respects.

Convertible Notes

In May 2001 Telecom New Zealand Finance Limited, a Telecom financing subsidiary, issued NZ dollar denominated convertible notes for an aggregate principal amount of $300 million. The notes were issued for a term of seven years and paid a fixed coupon of 5.4%. Telecom repurchased $150 million of the notes on issue in November 2004 and repurchased the remaining $150 million of the notes in February 2005. This resulted in a gain on buy-back of $9 million (see Note 4).

Notes to the Financial Statements continued

Note 16 Equity

Kiwi Share

A special rights convertible preference share (the 'Kiwi Share') was created on 11 September 1990 and is registered in the name of, and may only be held by, the Minister of Finance on behalf of the Crown. The consent of the holder of the Kiwi Share is required for the amendment, removal or alteration of the effect of certain provisions of the Company's Constitution which was adopted upon re-registration on 27 September 1996 under the Companies Act 1993.

The Company's Constitution contains provisions that require Telecom to observe certain principles relating to the provision of telephone services and their prices, and that require the consent of the holder of the Kiwi Share and the Board of Telecom for a person to become the holder of an interest in 10% or more of the voting shares in Telecom.

The holder of the Kiwi Share is not entitled to vote at any meetings of the Company's shareholders nor participate in the capital or profits of the Company, except for repayment of $1 of capital upon a winding up. The Kiwi Share may be converted to an ordinary share at any time by the holder thereof, at which time all rights and powers attached to the Kiwi Share will cease to have any application.

Contributed Capital

Movements in the Company's issued ordinary shares were as follows:

30 JUNE (DOLLARS IN MILLIONS)	**2005 Number**	**2005 Value $**	2004 Number	2004 Value $
Shares at the beginning of the year	1,936,947,744	1,871	1,905,326,320	1,708
Shares issued under the dividend reinvestment plan	13,999,472	84	27,477,890	142
Shares issued under the restricted share scheme	769,169	4	1,001,978	6
Shares issued under the share rights scheme	107,369	1	171,483	1
Issue of new shares upon exercise of options	5,699,574	27	2,970,073	14
Shares at the end of the year	1,957,523,328	1,987	1,936,947,744	1,871

Each of the ordinary shares confers on the holder the right to vote at any general meeting of the Company except that the Company's Constitution provides for certain restrictions on voting, including where a holder holds more than 10% of the ordinary shares in breach of shareholding limitations.

Foreign Currency Translation Reserve

Movements in Telecom's foreign currency translation reserve are reconciled below:

30 JUNE (DOLLARS IN MILLIONS)	GROUP **2005 $**	2004 $
Balance at beginning of the year	(288)	(243)
Net exchange difference on translation of independent foreign operations	(87)	(71)
Hedge of net investment in independent foreign operations	20	54
Tax effect of items included in foreign currency translation reserve	(8)	(28)
Total movement for the year	(75)	(45)
Balance at end of the year	**(363)**	**(288)**

Telecom Incentive Schemes

Telecom has operated a share option scheme since 1994. During the year ended 30 June 2002, Telecom also established the Telecom Restricted Share Scheme and Telecom Share Rights Scheme.

Telecom Share Option Scheme

Telecom has operated a share option scheme since 1994 whereby certain key executives are granted a number of options to purchase ordinary shares in the Company. During the year ended 30 June 2002 the scheme was expanded to give both key executives and senior employees the option to participate in the scheme. The number of participants has subsequently been reduced from September 2003, with most employees now participating in the Restricted Share Scheme. Each option granted will convert to one ordinary share on exercise (provision is made for adjustment in certain circumstances). A participant may exercise his or her options (subject to employment conditions) any time during a prescribed period commencing at least one year from the date on which the options are conferred. A performance hurdle must be met in order to exercise any share options granted after August 2003. The total return to shareholders, measured as the combination of share price appreciation and dividends paid, must exceed the estimated cost of equity since the grant of the share option. External advisors will calculate the cost of equity annually from September 2005, when the first options subject to the hurdle will vest. Achievement of the performance hurdle will be independently verified and once achieved, following the vesting of the share options, the share options may be exercised at any time up to and including the lapse date of the share options.

Options have been issued with a maximum term of six years. New ordinary shares will be issued in accordance with the Constitution upon the exercise of options. The price payable on exercise will be equivalent to the average daily closing price of Telecom shares reported on the New Zealand Exchange for the business days in the month immediately preceding the date on which options are granted (subject to adjustment if the shares traded 'cum dividend'). The options granted are determined by a committee of the Board of Directors pursuant to the share option scheme.

Information regarding options granted under the share option scheme is as follows:

	OPTION PRICE* $	NUMBER OF OPTIONS
As at 30 June 2003	5.33	30,350,278
Granted	5.01	4,062,515
Exercised	4.85	(2,970,073)
Lapsed	5.47	(3,697,856)
As at 30 June 2004	5.45	27,744,864
Granted	5.95	4,655,876
Exercised	4.83	(5,699,574)
Lapsed	7.31	(3,844,579)
As at 30 June 2005	**5.39**	**22,856,587**

*Weighted average.

	OPTIONS OUTSTANDING				OPTIONS CURRENTLY EXERCISABLE	
PERIOD GRANTED	Options outstanding	Price range $	Price* $	Remaining life* (years)	Options exercisable	Price* $
1 April 1998-31 March 1999	20,043	8.54	8.54	0.1	20,043	8.54
1 April 1999-30 June 1999	31,417	8.12	8.12	0.1	31,417	8.12
1 July 1999-30 June 2000	640,333	7.86-8.80	8.13	0.3	640,333	8.13
1 July 2000-30 June 2001	2,229,064	5.19-6.77	6.61	1.1	2,229,064	6.61
1 July 2001-30 June 2002	3,842,799	4.70-5.27	4.73	2.0	3,810,184	4.73
1 July 2002-30 June 2003	7,705,178	4.43-5.27	4.93	3.0	2,803,685	4.93
1 July 2003-30 June 2004	3,780,603	5.01-5.59	5.01	4.0	–	–
1 July 2004-30 June 2005	4,607,150	4.94-6.30	5.95	5.3	–	–
	22,856,587				9,534,726	

* Weighted average.

Telecom Restricted Share Scheme

In September 2001 the Telecom Restricted Share Scheme ('RSS') was introduced for selected executives and senior employees of the Group. In September 2003 participation was extended so that the majority of employees that previously participated in the Share Options Scheme now participate in the RSS. Under the RSS, company shares are issued to Telecom Trustee Limited, a Telecom subsidiary and purchased by participants using funds lent to them by the Company and held on their behalf by Telecom Trustee Limited. Under the RSS, apart from some exceptional circumstances, the length of the retention period before awards vest is three years. Awards may vest in annual tranches. The price for each share under the RSS is the average end of day market price of Telecom shares reported on the New Zealand Exchange for the days on which the exchange is open for trading in the month immediately preceding the date on which the share is allocated. If the individual is still employed by the Group at the end of the specified period, the employee is given a cash bonus which must be used to repay the loan and the shares are then transferred to the individual. The balance of the loans owing to the Group at 30 June 2005 is $11 million (30 June 2004: $7 million). The shares awarded are determined by a committee of the Board of Directors pursuant to the RSS.

Notes to the Financial Statements continued

Note 16 Equity continued

Information regarding shares awarded under the RSS is as follows:

	NUMBER OF SHARES
Unvested shares as at 30 June 2003	449,774
Awarded pursuant to RSS	1,052,786
Lapsed	(78,136)
Vested	(41,949)
Unvested shares as at 30 June 2004	1,382,475
Awarded pursuant to RSS	862,061
Lapsed	(117,675)
Vested	(208,989)
Unvested shares as at 30 June 2005	1,917,872
Percentage of total ordinary shares	0.09%

Telecom Share Rights Scheme

The Telecom Share Rights Scheme ('SRS') was introduced for selected executives and senior employees of the Group in September 2001. Under the scheme, participants are granted the option to purchase Company shares at a nil exercise price. Under the SRS, the exercise date of each option is variable, but in the main is three years from the allocation date of the options. Except under special circumstances, the options will be exercisable at the end of a specified period only if the individual is still employed by the Group. The options granted are determined by a committee of the Board of Directors pursuant to the SRS.

Information regarding options granted under the SRS is as follows:

	OPTION PRICE $	NUMBER OF OPTIONS
As at 30 June 2003	–	426,524
Granted	–	1,059,194
Exercised	–	(171,483)
Lapsed	–	(287,937)
As at 30 June 2004	–	1,026,298
Granted	–	660,294
Exercised	–	(107,369)
Lapsed	–	(318,064)
As at 30 June 2005	–	1,261,159

	OPTIONS OUTSTANDING			OPTIONS CURRENTLY EXERCISABLE	
PERIOD GRANTED	Options outstanding	Price range $	Remaining life* (years)	Options exercisable	Price $
1 July 2002-30 June 2003	40,000	–	0.5	–	–
1 July 2003-30 June 2004	635,569	–	1.4	–	–
1 July 2004-30 June 2005	585,590	–	2.5	–	–
	1,261,159			–	

* Weighted average.

Dividends

Dividends declared and provided by the Company are as follows:

YEAR ENDED 30 JUNE (DOLLARS IN MILLIONS)	**2005 $**	2004 $	2003 $
Previous year fourth quarter dividend paid	184	96	94
Supplementary dividend	23	12	13
First quarter dividend paid	184	96	94
Supplementary dividend	24	12	13
Second quarter dividend paid	185	96	94
Supplementary dividend	24	12	13
Third quarter dividend paid	185	145	94
Supplementary dividend	24	19	13
	833	488	428
Fourth quarter dividend declared subsequent to balance date not provided for (see Note 25)	196	184	96
Fourth quarter special dividend declared subsequent to balance date not provided for (see Note 25)	196	–	–
Dividends per share (including dividends declared but not provided for, but excluding supplementary dividends)	48.5¢	27.0¢	20.0¢

Telecom receives an equivalent tax credit from the Inland Revenue Department for the amount of supplementary dividends paid.

Shares Issued in Lieu of Dividends

Telecom established a Dividend Reinvestment Plan in the year ended 30 June 2000. Under the plan shareholders can elect to receive dividends in cash or additional shares. In respect of the year ended 30 June 2005, 13,999,472 shares with a total value of $84 million were issued in lieu of a cash dividend (30 June 2004: 27,477,890 shares and $142 million). Shares issued in lieu of dividends are excluded from dividends paid in the Statement of Cash Flows.

Note 17 Financial Instruments and Risk Management

Interest Rate and Currency Risk

Telecom employs the use of derivative financial instruments for the purpose of reducing its exposure to fluctuations in interest rates and foreign exchange rates. Telecom monitors the use of derivative financial instruments through the use of well-defined market and credit risk limits and timely reports to senior management.

The majority of Telecom's long-term debt has been issued in foreign currencies. Telecom enters into cross currency interest rate swaps to convert issue proceeds into a floating rate New Zealand dollar or Australian dollar exposure. New Zealand dollar and Australian dollar interest rate swaps are used to convert floating rate exposure into fixed rate exposure where it is considered appropriate. As a result of these hedging activities the majority of Telecom's long-term debt is subject to fixed interest rates.

Telecom enters into forward exchange contracts to protect it from the risk that the eventual New Zealand dollar cash flows resulting from purchases from foreign suppliers and short-term foreign currency borrowings will be adversely affected by changes in exchange rates. Forward exchange contracts are also used to maintain an appropriate level of assets and liabilities in particular currencies.

Notes to the Financial Statements continued

Note 17 Financial Instruments and Risk Management continued

The notional principal or contract amounts outstanding are as follows:

30 JUNE (DOLLARS IN MILLIONS)	MATURITIES	GROUP 2005 $	GROUP 2004 $	PARENT 2005 $	PARENT 2004 $
Cross currency interest rate swaps	2005-2020	3,069	3,400	–	–
Interest rate swaps	2005-2020	3,352	3,466	–	–
Forward exchange contracts	2005-2006	1,329	1,322	–	–
Currency options	2005-2006	31	–	–	–

The notional amounts of interest rate swaps do not represent amounts exchanged by the parties, and therefore, are not a direct measure of the exposure of Telecom through its use of derivative financial instruments. The amounts exchanged are calculated on the basis of the notional principal amounts and the other terms of the instruments, which relate to interest rates.

Electricity Price Risk

Telecom uses electricity hedges to reduce exposure to electricity spot price movements. At 30 June 2005 Telecom had contracts to hedge electricity consumption of 17 megawatts per hour (30 June 2004: 16 megawatts per hour) with maturity dates ranging from December 2005 to December 2007.

Concentration of Credit Risk

In the normal course of its business, Telecom incurs credit risk from trade receivables and transactions with financial institutions. Telecom has a credit policy, which is used to manage this exposure to credit risk. As part of this policy, limits on exposures with counterparties have been set and approved by the Board of Directors and are monitored on a regular basis.

Telecom has certain derivative transactions that are subject to bilateral credit support agreements that require Telecom or the counterparty to post collateral to support mark-to-market valuation differences. No collateral has been posted by Telecom or any counterparty in the year ended 30 June 2005 or 30 June 2004.

Financial instruments which potentially subject Telecom to credit risk consist principally of cash, short-term investments, advances to associate companies, trade receivables and various off-balance sheet instruments. Telecom places its cash, short-term investments and off-balance sheet hedging instruments with high credit quality financial institutions and sovereign bodies and limits the amount of credit exposure to any one financial institution. Telecom has no significant concentrations of credit risk in respect of any one financial institution. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers included in Telecom's customer base. As at 30 June 2005 the proceeds from the sale of INL shares of $272 million were recorded as a receivable, however, no significant credit risk exists with respect to this receivable at balance date. Telecom has received the full proceeds from the sale of INL shares subsequent to balance date.

Fair Values of Financial Instruments

The estimated fair values of Telecom's financial instruments, which differ from the carrying values, are as follows:

30 JUNE (DOLLARS IN MILLIONS)	GROUP 2005 Carrying value	GROUP 2005 Fair value	GROUP 2004 Carrying value	GROUP 2004 Fair value
Applicable financial instruments on the balance sheet:				
Long-term investments – shares in listed companies	–	–	186	207
Long-term debt (see Note 15)	(3,518)	(3,082)	(4,186)	(3,920)
Financial instruments with off-balance sheet risk:				
Interest rate swaps	(11)	(114)	(13)	(91)
Cross currency interest rate swaps	10	(600)	13	(413)
Foreign currency forward exchange contracts	(2)	(4)	(3)	(15)
Electricity hedges	–	–	–	(1)

In addition to the above carrying value of long-term debt, accrued interest payable of $64 million (30 June 2004: $71 million) is recorded in the Statement of Financial Position.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash, Short-term Investments, Short-term Debt, Receivables and Prepayments, Accounts Payable and Accruals

The carrying amounts of these balances are approximately equivalent to their fair value and therefore they are excluded from the table shown above.

Long-term Investments

The fair value of shares in listed companies is based on quoted market prices for these securities.

It was not practicable to estimate fair values of the remaining long-term investments as there are no quoted market prices for these or similar investments.

Long-term Debt

The fair value of long-term debt is calculated based on market prices for interest rate swaps with similar maturities plus a credit margin to reflect the rates available to Telecom for similar debt securities.

Cross Currency Interest Rate Swaps, Interest Rate Swaps and Forward Exchange Contracts

The fair values are estimated on the basis of the quoted market prices of these instruments.

The carrying value of the cross currency interest rate swaps and interest rate swaps represents the accrued interest and unamortised discount on these instruments.

Electricity Hedges

The fair value of electricity hedges has been estimated using forecast spot prices.

Repricing Analysis

The following table indicates the effective interest rates, the earliest period in which recognised financial instruments reprice and the extent to which these factors have been modified by off-balance sheet financial instruments. This information provides a basis for the evaluation of the interest rate risk to which Telecom is exposed in the future.

(DOLLARS IN MILLIONS)	WEIGHTED EFFECTIVE INTEREST RATE	WITHIN 1 YEAR $	1-2 YEARS $	2-3 YEARS $	3-4 YEARS $	4-5 YEARS $	GREATER THAN 5 YEARS $	TOTAL $
Financial assets:								
Cash balances	5.46%	235	–	–	–	–	–	235
Investments	6.99%	81	–	–	–	–	–	81
Financial liabilities:								
Debt	8.23%	(863)	(703)	(243)	(740)	(15)	(1,272)	(3,836)
Off-balance sheet instruments:								
Interest rate swaps		2,462	(410)	(180)	(730)	–	(1,142)	–
Cross currency interest rate swaps		(2,587)	412	181	731	–	1,263	–
30 June 2005 repricing profile		(672)	(701)	(242)	(739)	(15)	(1,151)	(3,520)
30 June 2004 repricing profile		(340)	(554)	(700)	(542)	(738)	(779)	(3,653)

Notes to the Financial Statements continued

Note 18 Commitments

Operating Leases

Minimum rental commitments for all non-cancellable operating leases are:

30 JUNE (DOLLARS IN MILLIONS)	GROUP 2005 $	2004 $
Payable within 1 year	56	48
Payable within 1-2 years	45	46
Payable within 2-3 years	43	37
Payable within 3-4 years	46	30
Payable within 4-5 years	23	27
Payable thereafter	83	80
	296	268

Finance Leases

At 30 June 2005 and 2004, Telecom had no remaining commitments in respect of capitalised finance leases.

Capital Commitments

At 30 June 2005 capital expenditure amounting to $99 million (30 June 2004: $103 million) had been committed under contractual arrangements, with substantially all payments due within one year. The capital expenditure commitments principally relate to telecommunications network assets.

Note 19 Contingencies

Contingent Liabilities

Lawsuits and Other Claims

In March 2004 the Commerce Commission issued proceedings against Telecom claiming that during the period since 2001 it has misused its market power and has priced access to its data tail services for high speed data transmission for the purposes of deterring potential and existing competitors from engaging in competitive conduct. The Commission seeks a declaration that this behaviour contravened section 36 of the Commerce Act, a pecuniary penalty, an injunction restraining Telecom from engaging further in the conduct, and costs. The likely hearing date is currently unknown.

In July 2000 the Commerce Commission issued proceedings against Telecom claiming that the introduction of 0867 constituted a use by Telecom of its dominant position for proscribed purposes. The Commission seeks a declaration that this contravened s36 of the Commerce Act, a pecuniary penalty, and costs.

In March 2005 Asia Pacific Telecommunications Limited issued proceedings against Telecom alleging breaches of contract and duties owed by Telecom in respect of international switched transit services. The plaintiffs seek damages, interest and costs.

The Commerce Commission issued proceedings against Telecom Mobile alleging that it had breached the Fair Trading Act and the Door to Door Sales Act 1967. The Commission alleged that in a marketing campaign in 2001 and early 2002 Telecom misled customers by not providing a right of cancellation. The Commission sought a declaration that 14,196 agreements were void and that customers may claim back any monies paid to Telecom under the agreements, and an order that would require Telecom to communicate this to affected customers, together with costs. The Commission failed to obtain summary judgment at the High Court but this was overturned by the Court of Appeal in August 2005, with the Court granting the orders sought by the Commission. It is likely that Telecom will appeal to the Supreme Court.

Various other minor lawsuits, claims and investigations have been brought or are pending against Telecom.

The Directors of Telecom cannot reasonably estimate the adverse effect (if any) on Telecom if any of the foregoing claims are ultimately resolved against Telecom's interests, and there can be no assurance that such litigation will not have a material adverse effect on Telecom's business, financial condition or results of operations. All of the proceedings summarised above have been commenced in the High Court of New Zealand unless otherwise stated.

Land Claims

As previously stated in Note 12, interests in land included in property, plant and equipment purchased from the Government may be subject to claims to the Waitangi Tribunal or deemed to be wāhi tapu and, in either case, may be resumed by the Government. Certain claims have been brought or are pending against the Government under the Treaty of Waitangi Act 1975. Some of these claims may affect land transferred to the Company by the Government and/or by the Company to its subsidiary companies. In the event that land is resumed by the Government, there is provision for compensation to Telecom.

Financial Instruments

There are contingent liabilities in respect of outstanding contracts for the sale and purchase of foreign currencies, cross currency interest rate swaps, interest rate swaps, interest rate options and foreign currency options. No significant losses are anticipated in respect of these matters.

AAPT had issued bank guarantees totalling A$5 million as at 30 June 2005 (30 June 2004: A$5 million).

Contingent Credit Support

Southern Cross restructured its senior debt facility on 30 April 2003 to better align debt repayments with anticipated future cash flows, extend maturity and provide additional financial flexibility. As part of this restructured facility, Telecom is providing contingent credit support for up to US$33 million as at 30 June 2005 in favour of the senior bank syndicate. Southern Cross has recently been successful in securing significant additional sales, the receipts from which are expected to repay the debt against which Telecom has provided contingent support.

Cross Border Lease Guarantees

Telecom has entered into several cross border leases in respect of certain telecommunications assets. Telecom has given certain undertakings including letters of credit in accordance with limited guarantees entered into as part of the transactions. The likelihood of losses in respect of these matters is considered to be remote.

Parent Company

The Parent Company has guaranteed, along with guaranteeing subsidiary companies, indebtedness of TCNZ Finance Limited amounting to $3,510 million (30 June 2004: $3,631 million) under a guarantee dated 27 May 1997 and trust deeds dated 25 October 1988, 3 April 1992, 17 March 2000, 18 December 2000 and 11 May 2001, together with subsequent supplemental trust deeds and interest thereon. The Parent Company has issued further guarantees in relation to commercial paper and other treasury activities of TCNZ Finance Limited. The Parent Company has also provided intercompany guarantees to Telecom New Zealand Limited.

Note 20 Related Party Transactions

Interest of Directors in Certain Transactions

Certain Directors have relevant interests in a number of companies with which Telecom has transactions in the normal course of business. A number of Telecom's Directors are also non-executive directors of other companies. Any transactions undertaken with these entities have been entered into on an arm's-length commercial basis.

Advances to Associate Companies

As at 30 June 2005 Telecom had made a long-term shareholders' advance of US$67 million (NZ$95 million) to Southern Cross Cables Holdings Limited at an interest rate of libor + 0.75% (30 June 2004: US$65 million, NZ$103 million).

AAPT made an interest-free advance of A$115 million to AOL|7 Pty Limited ('AOL|7') (formerly AOL Australia Pty Limited). This amount was not expected to be recoverable and accordingly was written down to zero at 30 June 2002. In the period ended 31 March 2004, an agreement was reached with the other shareholders of AOL|7 to sell the AOL|7 business. Telecom received $12 million as its share of the proceeds from sale. This amount was credited to abnormal expenses as a partial recovery of the previous write-down.

Other Transactions with Associate Companies

The Group provides network operations and management services to Southern Cross in respect of its operations in New Zealand. The Group has also derived revenue from Southern Cross for the construction of network facilities in New Zealand. The Group makes operations and maintenance payments to Southern Cross in connection with capacity it has purchased on Southern Cross. The Group previously provided services to its then associate entity AOL|7 in 2004 and 2003. The group sold its shareholding in AOL|7 in 2004. Balances in respect of these transactions with associate companies are set out in the table below. The Group has also acquired capacity from Southern Cross under finance leases (see Note 12).

YEAR ENDED 30 JUNE (DOLLARS IN MILLIONS)	GROUP 2005 $	2004 $	2003 $
Revenue from associates	60	20	31
Expenses to associates	(7)	(15)	(16)
Receivables from associates	46	4	
Payables to associates	–	–	

Parent Company

Amounts due from subsidiary companies are for no fixed term and are at an interest rate of 6.0%. Amounts due to subsidiary companies are for no fixed term and are at a weighted average interest rate of 7.85% at 30 June 2005 (30 June 2004: 7.94%).

Notes to the Financial Statements continued

Note 21 Subsidiary and Associate Companies

At 30 June 2005 the significant companies of the Telecom Group and their activities were as follows:

	COUNTRY OF INCORPORATION	INTEREST HELD	PRINCIPAL ACTIVITY
SUBSIDIARY COMPANIES			
Telecom New Zealand Limited	New Zealand	100%	Provides local, national, international and value-added telephone and data services.
Telecom Mobile Limited	New Zealand	100%	Provides mobile telecommunications services.
Telecom Directories Limited	New Zealand	100%	Publishes telephone directories.
Xtra Limited	New Zealand	100%	Internet service provider.
Gen-i Limited	New Zealand	100%	Systems integrator.
Ceritas New Zealand Limited	New Zealand	100%	Technology solutions provider (trading as Computerland).
Telecom Retail Holdings Limited	New Zealand	100%	Retailer of telecommunications products and services.
Telecom IP Limited	New Zealand	100%	Owns group intellectual property.
Telecom Cook Islands Limited	Cook Islands	60%	Provides telecommunications services in the Cook Islands.
Telecom Samoa Cellular Limited	Western Samoa	90%	Provides mobile telecommunications services.
TCNZ Finance Limited	New Zealand	100%	A group finance company.
Telecom New Zealand Finance Limited	New Zealand	100%	A group finance company.
Telecom New Zealand Finance (No.2) Limited	Bermuda	100%	A group finance company.
TCNZ Australia Investments Pty Limited	Australia	100%	A holding company.
Telecom Southern Cross Limited	New Zealand	100%	A holding company.
TCNZ (Bermuda) Limited	Bermuda	100%	A holding company.
Telecom Southern Cross Finance Limited	Bermuda	100%	A group finance company.
Telecom New Zealand International Australia Pty Limited	Australia	100%	Provides international wholesale telecommunications services.
TCNZ Australia Pty Limited	Australia	100%	Provides outsourced telecommunications services.
Telecom New Zealand Japan Kabushiki Kaisha	Japan	100%	Provides international wholesale telecommunications services.
Telecom New Zealand UK Limited	United Kingdom	100%	Provides international wholesale telecommunications services.
Telecom New Zealand USA Limited	United States	100%	Provides international wholesale telecommunications services.
AAPT Limited	Australia	100%	Provides value-added telecommunications services.
Commerce Solutions Limited	Australia	100%	Provides e-commerce solutions.
ASSOCIATE COMPANIES			
Pacific Carriage Holdings Limited	Bermuda	50%	A holding company.
Southern Cross Cables Holdings Limited	Bermuda	50%	A holding company.
Aurora Energy AAPT Pty Limited	Australia	33%	Telecommunications services provider.

The financial year-end of all significant subsidiaries and associates is 30 June.

Note 22 Segmental Reporting

Geographic segments

Disclosure of revenues, earnings before interest and taxation, property, plant and equipment and total assets on a geographical basis is set out below. Intersegment sales are priced on an arm's-length basis.

GROUP AS AT AND FOR THE YEAR ENDED 30 JUNE 2005 (DOLLARS IN MILLIONS)	NEW ZEALAND $	AUSTRALIAN $	OTHER $	ELIMINATIONS & ABNORMAL ITEMS $	TOTAL $
Operating revenue					
External customers	4,190	1,358	57	154	5,759
Internal customers	–	–	–	–	–
Total revenue	4,190	1,358	57	154	5,759
Earnings before interest and taxation	1,539	–	28	33	1,600
Segment property, plant and equipment	3,586	643	54	–	4,283
Segment total assets	5,549	1,055	1,045	(228)	7,421

GROUP AS AT AND FOR THE YEAR ENDED 30 JUNE 2004 (DOLLARS IN MILLIONS)	NEW ZEALAND $	AUSTRALIAN $	OTHER $	ELIMINATIONS & ABNORMAL ITEMS $	TOTAL $
Operating revenue					
External customers	3,816	1,490	54	28	5,388
Internal customers	–	–	–	–	–
Total revenue	3,816	1,490	54	28	5,388
Earnings before interest and taxation	1,538	35	6	(151)	1,428
Segment property, plant and equipment	3,484	768	60	–	4,312
Segment total assets	6,002	1,215	1,062	(779)	7,500

Industry Segments

Results are reported for four operating segments, being the Group's main areas of operations and a corporate amount containing revenues and costs not allocated to the operating segments. Disclosure of revenues, earnings before interest and tax ('segment result') and total assets on an operating segment basis is set out below. Intersegment sales are priced on an arm's-length basis.

GROUP AS AT AND FOR THE YEAR ENDED 30 JUNE 2005 (DOLLARS IN MILLIONS)	NZ WIRED $	NZ WIRELESS $	INTERNATIONAL $	AUSTRALIAN OPERATIONS $	CORPORATE & OTHER $	ELIMINATIONS & ABNORMAL ITEMS $	TOTAL $
Operating revenue							
External customers	3,297	797	139	1,362	10	154	5,759
Internal customers	7	–	200	17	4	(228)	–
Total revenue	3,304	797	339	1,379	14	(74)	5,759
Segment result	1,447	163	42	1	(148)	95	1,600
Segment total assets	2,664	456	678	1,008	3,419	(804)	7,421

Notes to the Financial Statements continued

Note 22 Segmental Reporting continued

GROUP AS AT AND FOR THE YEAR ENDED 30 JUNE 2004 (DOLLARS IN MILLIONS)	NZ WIRED $	NZ WIRELESS $	INTERNATIONAL $	AUSTRALIAN OPERATIONS $	CORPORATE & OTHER $	ELIMINATIONS & ABNORMAL ITEMS $	TOTAL $
Operating revenue							
External customers	3,018	688	157	1,487	10	28	5,388
Internal customers	37	4	224	20	–	(285)	–
Total revenue	3,055	692	381	1,507	10	(257)	5,388
Segment result	1,478	129	46	21	(153)	(93)	1,428
Segment total assets	2,793	435	758	1,172	3,519	(1,177)	7,500

Telecom previously had two reporting segments within Australian Operations, Australian Consumer and Australian Business. In 2005 Australian Operations have become increasingly integrated, delivering a suite of telecommunications products and services to its consumer and business customer bases across common infrastructure with shared support functions. Accordingly, Australian Operations is now considered to be a single operating segment. 2004 disclosures have been restated on a consistent basis.

Note 23 Reconciliation of Net Earnings Attributable to Shareholders to Net Cash Flows from Operating Activities

	GROUP			PARENT	
YEAR ENDED 30 JUNE (DOLLARS IN MILLIONS)	**2005** **$**	2004 $	2003 $	**2005** **$**	2004 $
Net earnings attributable to shareholders	916	754	709	598	328
Adjustments to reconcile net earnings to net cash flows from operating activities					
Depreciation and amortisation	768	823	820	–	–
Bad and doubtful accounts	41	36	56	–	–
Deferred income tax	15	(7)	56	–	–
Minority interests in profits of subsidiary	3	3	3	–	–
Abnormal revenues and expenses	(95)	105	–	(86)	–
Other	(5)	(6)	–	–	–
Changes in assets and liabilities net of effects of non-cash and investing and financing activities					
(Increase)/decrease in accounts receivable and related items	(40)	(72)	133	–	–
Increase in inventories	–	(8)	(6)	–	–
Increase/(decrease) in current taxation	80	(8)	29	(26)	(21)
Decrease in provisions	–	–	(5)	–	–
Increase/(decrease) in accounts payable and related items	20	61	(229)	(1)	(28)
Net cash flows from operating activities	**1,703**	**1,681**	**1,566**	**485**	**279**

Note 24 Imputation Credit Account

Dividends paid by New Zealand resident companies may include imputation credits representing the taxation already paid by the Company on the profits distributed. New Zealand resident shareholders may claim a tax credit equal to the value of the imputation credit attached to dividends. Overseas shareholders in general are not entitled to claim the benefit of any imputation credit. Overseas shareholders may benefit from supplementary dividends.

The movements in the imputation credit accounts are detailed below:

	GROUP			PARENT	
YEAR ENDED 30 JUNE (DOLLARS IN MILLIONS)	**2005 $**	2004 $	2003 $	**2005 $**	2004 $
Balance (credit) at the beginning of the year	(498)	(308)	(152)	(11)	(8)
New Zealand income tax paid	(285)	(345)	(291)	–	–
Imputation credits attached to dividends received	(3)	(2)	(2)	–	(158)
Imputation credits attached to dividends paid	268	157	137	–	155
Transfer to Telecom imputation group	–	–	–	11	–
Balance (credit) at the end of the year	(518)	(498)	(308)	–	(11)

In March 2005 the Parent Company became a member of the Telecom Imputation Group by election under Part F Subpart DB of the Income Tax Act 1994 with effect from 1 April 2004. As a result, the credit balance for the Parent Company reported in the 2004 Annual Report has been transferred to the Telecom Imputation Group imputation credit account. As at 30 June 2005 the Telecom Imputation Group imputation credit account had a closing credit balance of $518 million. These imputation credits are available to attach to dividends paid by the Parent Company.

Note 25 Significant Events After Balance Date

Declaration of Dividends

On 4 August 2005 the Board of Directors approved the payment of a fourth quarter dividend of $196 million, representing 10.0 cents per share. In addition, a supplementary dividend totalling approximately $26 million will be payable to shareholders who are not resident in New Zealand. On 4 August 2005 the Board of Directors also approved the payment of a special dividend of $196 million, representing 10.0 cents per share. A supplementary dividend relating to this special dividend, totalling approximately $26 million, will be payable to shareholders who are not resident in New Zealand. In accordance with the Income Tax Act 1994, Telecom will receive a tax credit from the IRD equivalent to the amount of supplementary dividends paid.

Note 26 Quarterly Financial Information (Unaudited)

(DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)	OPERATING REVENUES (INCLUDING ABNORMAL ITEMS) $	ABNORMAL ITEMS $	EBITDA* $	EARNINGS BEFORE INTEREST AND TAXATION $	NET EARNINGS ATTRIBUTABLE TO SHAREHOLDERS $	NET EARNINGS PER SHARE ¢
Quarter ended						
30 September 2004	1,391	10	564	372	193	10.0
31 December 2004	1,406	5	556	365	198	10.2
31 March 2005	1,463	22	628	442	259	13.2
30 June 2005	1,499	58	620	421	266	13.7
Year ended 30 June 2005	5,759	95	2,368	1,600	916	47.0
Quarter ended						
30 September 2003	1,323	–	554	345	162	8.5
31 December 2003	1,354	28	590	388	203	10.6
31 March 2004	1,361	12	637	431	232	12.0
30 June 2004	1,350	(133)	470	264	157	8.1
Year ended 30 June 2004	5,388	(93)	2,251	1,428	754	39.2

*Earnings before Interest, Taxation, Depreciation and Amortisation.

Earnings per share is computed independently for each of the quarters presented. Consequently, the sum of the quarters does not necessarily equal total annual earnings per share for the year.

Notes to the Financial Statements continued

Note 27 Acquisition of Subsidiaries

The following significant acquisitions impacted Telecom's financial statements in the year ended 30 June 2005:

- On 1 July 2004 Telecom acquired 100% of systems integrator Gen-i Limited for $63 million. Gen-i's results were consolidated effective from this date.
- On 1 September 2004 Telecom acquired 100% of technology solutions provider Ceritas New Zealand Limited (trading as Computerland) for $26 million. Computerland's results were consolidated from this date.

Goodwill arising on these acquisitions has been amortised since the date of acquisition.

The effect of these acquisitions on the Group's assets and liabilities was:

30 JUNE (DOLLARS IN MILLIONS)	GROUP 2005 $
ASSETS	
Current assets:	
Receivables and prepayments	41
Inventories	4
Total current assets	45
Property, plant and equipment	9
Total assets	54
LIABILITIES	
Current liabilities:	
Accounts payable and accruals	37
Total liabilities	37
Net assets acquired	**17**
Net consideration:	
Net cash paid	(89)
Goodwill arising on acquisition	72
	17

Note 28 Significant Differences Between New Zealand and United States Generally Accepted Accounting Principles

The consolidated financial statements are prepared in accordance with generally accepted accounting principles ('GAAP') applicable in New Zealand ('NZ') which differs in certain significant respects from that applicable in the United States ('US'). These differences and the effect of the adjustments necessary to present certain financial measures in accordance with US GAAP are detailed below. A more detailed discussion of significant differences between NZ GAAP and US GAAP including further US GAAP disclosures is provided in Note 28 in our Annual Report on Form 20-F, which will be available on our website at *www.telecom.co.nz* when filed with the US Securities and Exchange Commission. As described in Note 28(u) below, certain US GAAP measures for 2004 and 2003 have been restated.

Effect on Net Earnings of Differences Between NZ GAAP and US GAAP

YEAR ENDED 30 JUNE (DOLLARS IN MILLIONS)	**2005** **$**	GROUP 2004 $	2003 $
Net earnings in accordance with NZ GAAP	916	754	709
US GAAP Adjustments			
Derivative financial instruments (b)	38	(11)	(51)
Depreciation of interest costs capitalised in prior years (c)	(4)	(5)	(5)
Amortisation of goodwill (d)	70	65	66
Capacity sales (e)	2	2	2
Stock-based compensation (f)	1	2	–
Government grants (g)	(15)	(11)	–
Deferred revenue (h)	(3)	–	–
Provisions (i)	6	–	–
Consolidation of Southern Cross (p)	(21)	–	–
Tax effect of US GAAP adjustments	(10)	10	37
Net earnings before change in accounting principle in accordance with US GAAP	980	806	758
Cumulative effect of change in accounting principle in accordance with US GAAP (p)	–	(511)	–
Net earnings after change in accounting principle in accordance with US GAAP	980	295	758
Basic net earnings per share in accordance with US GAAP before change in accounting principle (q)	50.3¢	41.9¢	40.2¢
Cumulative effect of change in accounting principle on basic net earnings per share	–	(26.6¢)	–
Basic net earnings per share in accordance with US GAAP after change in accounting principle (q)	50.3¢	15.3¢	40.2¢
Diluted net earnings per share in accordance with US GAAP before change in accounting principle (q)	49.5¢	41.6¢	38.9¢
Cumulative effect of change in accounting principle on diluted net earnings per share	–	(26.3¢)	–
Diluted earnings per share in accordance with US GAAP after change in accounting principle (q)	49.5¢	15.3¢	38.9¢

Notes to the Financial Statements continued

Note 28 Significant Differences Between New Zealand and United States Generally Accepted Accounting Principles continued

Cumulative Effect on Shareholders' Funds of Differences Between NZ GAAP and US GAAP

YEAR ENDED 30 JUNE (DOLLARS IN MILLIONS)	GROUP 2005 $	2004 $	2003 $
Shareholders' funds in accordance with NZ GAAP	2,427	2,205	1,765
US GAAP Adjustments			
Investments – accumulated unrealised holding gain on available-for-sale securities (a)	–	21	13
Accounts payable and accruals – derivative financial instruments (b)	(61)	(91)	(67)
Property, plant and equipment – capitalisation of interest costs, net of accumulated depreciation (c)	3	7	12
Intangibles – non-amortisation of goodwill (d)	197	131	66
Unearned revenue – capacity sales (e)	(21)	(23)	(25)
Provisions – stock-based compensation (f)	3	2	–
Property, plant and equipment – government grants (g)	(26)	(11)	–
Accounts payable and accruals – deferred revenue (h)	(30)	(27)	(27)
Accounts payable and accruals – provisions (i)	–	(6)	(6)
Minority interests (j)	–	(4)	(4)
Investments – share of losses of associate companies (k)	–	–	(45)
Investments – dividends from associates (l)	–	–	(102)
Investments – foreign currency movement on associate advance (a)	–	–	38
Consolidation of Southern Cross (p)	(612)	(603)	–
Deferred tax liabilities	44	51	47
Shareholders' funds in accordance with US GAAP	1,924	1,652	1,665

Consolidated Statement of Shareholders' Funds in Accordance with US GAAP

YEAR ENDED 30 JUNE (DOLLARS IN MILLIONS)	2005 $	GROUP 2004 $	2003 $
Shareholders' funds at beginning of year in accordance with US GAAP	1,652	1,665	1,037
Net earnings	980	295	758
Other comprehensive (loss)/income (a)	(89)	(39)	99
Total comprehensive income	891	256	857
Dividends	(833)	(488)	(428)
Tax credit on supplementary dividends	95	55	52
Capital contributed	116	163	146
Movement in deferred compensation	3	1	1
Shareholders' funds at end of year in accordance with US GAAP	1,924	1,652	1,665
Represented by:			
Contributed capital	1,987	1,871	1,708
Retained earnings	238	(4)	134
Other comprehensive loss (a)	(306)	(217)	(178)
Deferred compensation	5	2	1
Shareholders' funds at end of year in accordance with US GAAP	1,924	1,652	1,665

(a) Total Comprehensive Income

Total comprehensive income consists of net income and other gains and losses affecting shareholders' investment that, under US GAAP, are excluded from net earnings.

Changes in the components of other comprehensive income/(loss) are as follows:

YEAR ENDED 30 JUNE (DOLLARS IN MILLIONS)	2005 $	GROUP 2004 $	2003 $
Net earnings in accordance with US GAAP	980	295	758
Other comprehensive income/(loss)			
Foreign currency translation adjustments	(54)	(11)	(5)
Derivative (losses)/gains on cash flow hedges (b)	–	(21)	38
Derivative (gains)/losses transferred to earnings	(9)	9	68
Unrealised holding gain on available-for-sale securities	65	36	22
Realisation of gain on sale of available-for-sale securities	(86)	(28)	–
Tax effect of US GAAP adjustments	(5)	(24)	(24)
Other comprehensive income/(loss)	(89)	(39)	99
Total comprehensive income	891	256	857

Notes to the Financial Statements continued

Note 28 Significant Differences Between New Zealand and United States Generally Accepted Accounting Principles continued

Components of accumulated other comprehensive loss were:

30 JUNE (DOLLARS IN MILLIONS)	GROUP 2005 $	2004 $
Foreign currency translation adjustments	(306)	(244)
Unrealised holding gain on available-for-sale securities	–	21
Derivative gains on cash flow hedges (net of deferred tax)	–	6
Accumulated other comprehensive loss	(306)	(217)

(b) Accounting for Derivative Financial Instruments

Under NZ GAAP derivative financial instruments held for purposes other than trading are accounted for in the same manner as the hedged item. US GAAP requires all derivatives to be recorded in the Statement of Financial Position at their fair value. Changes in the fair values of derivatives during the period are required to be included in the determination of net income unless the derivative qualifies as a hedge.

Forward exchange contracts used to hedge net investments in foreign operations qualify as hedges under US GAAP. Hedge effectiveness is measured on an after tax spot to spot basis with the effective portion of changes in the fair value recorded as a foreign currency translation adjustment. Changes in the fair value of the portion of a net investment hedging derivative excluded from the effectiveness assessment are recorded in interest expense.

Changes in the fair value of all other derivative financial instruments have been recorded directly in earnings for US GAAP purposes. As a consequence the amount expected to be reclassified from other comprehensive income to earnings in the next 12 months is nil (30 June 2004: gain of $5 million).

(c) Capitalisation of Interest Costs Relating to the Construction of Property, Plant and Equipment

Prior to 1 April 1989 Telecom did not capitalise interest costs incurred in connection with the financing of expenditures for the construction of telecommunications equipment and other property, plant and equipment. In the year ended 31 March 1990, Telecom changed that policy such that, for each asset project having a cost in excess of $10 million and a construction period of not less than 12 months, interest costs incurred during the period that was required to complete and prepare the asset for its intended use were capitalised as part of the total cost. In the year ended 31 March 1996, Telecom changed that policy further such that, for each asset project having a cost in excess of $100,000 and a construction period of not less than three months, interest costs incurred during the period that was required to complete and prepare the item of property, plant and equipment for its intended use were capitalised as part of the total cost. The policy was changed again from 1 April 1999 such that interest costs are capitalised for all property, plant and equipment projects.

Under US GAAP interest costs incurred in connection with the financing of all expenditure for the construction of assets are required to be capitalised during the period required to prepare the asset for its intended use. For the purpose of compliance with US GAAP the estimated amount of interest that would have been capitalised on construction costs incurred on capital projects not already capitalised in accordance with Telecom's accounting policy has been determined and depreciated over the lives of the related assets. As a result of the change in accounting policy during the year ended 31 March 1996, which brought NZ GAAP accounting treatment in respect of capitalised interest into alignment with US GAAP in all material respects, the ongoing reconciling difference within net earnings comprise the depreciation charge on interest not capitalised under NZ GAAP prior to 1 April 1995.

(d) Amortisation of Goodwill

NZ GAAP requires goodwill to be amortised over a period not exceeding 20 years.

US GAAP contains the concept of indefinite life intangible assets and requires goodwill to be carried at cost, eliminating amortisation and requiring annual impairment testing. Telecom ceased amortising goodwill for US GAAP purposes from 1 July 2002. The carrying value is tested for impairment at least annually, with the most recent assessment carried out as at 30 June 2005.

Goodwill is allocated between the reportable segments as summarised below:

GROUP (DOLLARS IN MILLIONS)	NZ WIRED $	NZ WIRELESS $	AUSTRALIAN OPERATIONS $	TOTAL $
Goodwill as at 30 June 2004	–	39	967	1,006
Purchased goodwill	72	–	–	72
Foreign currency translation adjustment	–	–	(5)	(5)
Goodwill as at 30 June 2005	72	39	962	1,073

(e) Capacity Sales

Under NZ GAAP gains arising from the sale of network capacity were previously recognised in earnings in the period in which the sale was made.

Under US GAAP such transactions do not qualify for immediate profit recognition and the profit is spread over the life of the capacity agreement.

(f) Stock-based Compensation

Under NZ GAAP, Telecom records an expense for stock-based compensation over the vesting period. The expense is based on the intrinsic value for the Restricted Share Scheme and on a fair value for the option schemes.

Under US GAAP the expense for all schemes is calculated using fair value.

Telecom adopted a fair value approach prospectively in 2004, as allowed under US GAAP. The following table illustrates the effect on reported net income and earnings per share if the fair value method had been applied retrospectively.

YEAR ENDED 30 JUNE (DOLLARS IN MILLIONS)		GROUP	
	2005 $	2004 $	2003 $
US GAAP			
Net earnings, as reported	980	295	758
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	6	2	2
Less: Total stock-based compensation expense determined under fair value method for all awards, net of related tax effects	(8)	(6)	(8)
Pro-forma net earnings	978	291	752
Basic earnings per share			
As reported	50.3¢	15.3¢	40.2¢
Pro-forma	50.2¢	15.1¢	39.8¢
Diluted earnings per share			
As reported	49.5¢	15.3¢	38.9¢
Pro-forma	49.4¢	15.1¢	38.6¢

The fair value of stock option grants was estimated using a Black Scholes option pricing model. The model is based on the following weighted average assumptions:

YEAR ENDED 30 JUNE (DOLLARS IN MILLIONS)		GROUP	
	2005 $	2004 $	2003 $
Risk-free interest rate	6.2%	5.7%	6.2%
Expected dividend yield	6.8%	5.8%	4.0%
Expected option life (in years)	4.3	5.2	5.9
Expected stock price volatility	26.3%	27.0%	27.0%

Restricted shares are valued based on the market price at date of grant.

Notes to the Financial Statements continued

Note 28 Significant Differences Between New Zealand and United States Generally Accepted Accounting Principles continued

(g) Government Grants
Under NZ GAAP subsidised assets are required to be recorded at fair value, with the related subsidy recognised as revenue.

Under US GAAP the subsidy is credited against the value of the assets acquired. The reconciling difference will reverse in future years as the subsidised assets depreciate.

(h) Deferred Revenue
Under NZ GAAP certain minor revenue streams are recognised as billed. Under US GAAP revenue must be deferred until the service is provided.

(i) Provisions
Under NZ GAAP minor differences relating to cut-off have been identified and corrected in the current period as part of the adjustment to inter-carrier provisions. Under US GAAP the period to which the differences related must be restated.

(j) Minority Interests
Under US GAAP negative minority interests must be consolidated.

(k) Share of Losses of Associate Companies
Under NZ GAAP where the carrying amount of an equity investment in an associate falls below zero, the equity method of accounting is suspended and the investment is recorded at zero. If this occurs the equity method of accounting is not resumed until such time as the Group's share of losses and reserve decrements not recognised during the financial years in which the equity method was suspended, are offset by the current share of profits and reserves.

Under US GAAP net losses continue to be accrued until both the equity investment and any advances provided to the associate are reduced to zero. This reconciling item reversed upon consolidation of the associate, Southern Cross.

(l) Dividends from Associates
Under NZ GAAP dividends received from Southern Cross were initially applied to the carrying value of the equity investment in Southern Cross. Once the carrying value of the equity investment had been reduced to zero by these dividends, the equity method of accounting was suspended and remaining dividends were included as income in the Statement of Financial Performance.

Under US GAAP, dividends in excess of the carrying value of the equity investment are applied to reduce the balance of advances to associates, until these too are reduced to zero. This reconciling item reversed upon consolidation of the associate, Southern Cross.

(m) Connection Revenue
Under NZ GAAP charges for connecting customers to the network and costs related to connecting the customer are recognised in revenue/expenses as received/incurred.

US GAAP requires connection revenues to be deferred and recognised over the life of the connection, with related costs also deferred to the extent that they do not exceed deferred revenues. Telecom's costs of connection exceed the revenue it derives from connection and therefore an adjustment to comply with US GAAP would result in equal deferral of income and expenditure. This would have no impact on net earnings or shareholders' funds calculated in accordance with US GAAP.

(n) Research and Development Expenditure
Under NZ GAAP research and development costs are charged to expenses as incurred except where, in the case of development costs, future benefits are expected beyond any reasonable doubt to exceed these costs. Where development costs are deferred, they are amortised over future periods on a basis related to future benefits.

For the purpose of compliance with US GAAP all research and development costs must be expensed as incurred. As at 30 June 2005 and 30 June 2004 there were no significant amounts of deferred development costs.

(o) Asset Impairments
US GAAP requires disclosure of the reporting segment in which impaired assets are included. In the current year an impairment write-down was recognised in the TDMA network of $24 million (30 June 2004: $110 million), which is included in the NZ Wireless segment. In the prior year an impairment write-down was recognised on the LMDS network ($23 million) which is included in the Australian Operations segment. See Note 4 for further details of the impairment charges.

(p) Variable Interest Entities

Southern Cross

Telecom does not control Southern Cross, therefore it is not consolidated under NZ GAAP but treated as an investment in associate.

Under US GAAP Southern Cross is considered to be a 'variable interest entity' with Telecom being the primary beneficiary. Telecom has provided greater than 50% of the contingent credit support (which is considered to be a variable interest) in addition to providing 50% of Southern Cross' equity and subordinated debt, therefore Telecom is considered to hold variable interests that would absorb a majority of Southern Cross' losses. As a result Telecom consolidated Southern Cross from 30 June 2004.

Southern Cross is an independent bandwidth wholesaler established to finance, construct and maintain the cable network, and to market network capacity. Southern Cross creditors have no recourse to the general credit of Telecom except the contingent credit support provided in favour of Southern Cross' senior bank syndicate (see Note 19).

The impact of consolidation on the Group's net earnings before change in accounting principle under US GAAP is as follows:

30 JUNE (DOLLARS IN MILLIONS)	GROUP **2005** **$**	 2004 $
Operating revenue	85	–
Cost of sales	(34)	–
Other operating expenses	8	–
Depreciation	(59)	–
Interest income	6	–
Interest expense	(26)	–
Income tax expense	(1)	–
Net earnings attributable to shareholders	**(21)**	–

The impact of consolidation on the Group's statement of shareholders' funds under US GAAP is as follows:

30 JUNE (DOLLARS IN MILLIONS)	GROUP **2005** **$**	 2004 $
Cash	22	150
Receivables and prepayments	(42)	21
Long-term investments	(95)	(103)
Property, plant and equipment	1,052	1,301
Total assets	937	1,369
Accounts payable and accruals	1,395	1,580
Long-term debt	154	392
Total liabilities	1,549	1,972
Cumulative effect on shareholders' funds	(612)	(603)
Cumulative effect on accumulated other comprehensive loss	–	(1)
Reversal of write-down of advance to Southern Cross	–	103
Deferred tax on reversal of write-down	–	(10)
Cumulative effect of change in accounting principle	–	(511)

Notes to the Financial Statements continued

Note 28 Significant Differences Between New Zealand and United States Generally Accepted Accounting Principles continued

Cash

Use of $19 million of Southern Cross' cash balance (30 June 2004: $148 million) is restricted to interest and principal payments on debt and certain capital expenditure pursuant to Southern Cross' senior debt facilities.

Property, plant and equipment

Property, plant and equipment comprises cable network assets and landing stations, which are being depreciated over the 20-year economic life of the network. Included within landing stations are assets acquired under capital leases with a cost of $117 million (30 June 2004: $130 million) and accumulated depreciation of $26 million (30 June 2004: $23 million).

Accounts payable and accruals

Accounts payable and accruals principally represents revenue received in advance under capacity usage agreements. This revenue is being recognised progressively over the life of the agreements.

Long-term debt

Long-term debt comprises amounts due under Southern Cross' senior debt facility of $60 million (30 June 2004: $290 million) and advances from non-Telecom shareholders of $94 million (30 June 2004: $102 million).

Senior debt is at floating rates of interest at Eurodollar base rates plus a margin of between 0.85% and 1.45%. Contingent credit support for $13 million of the debt (30 June 2004: $73 million) is provided by non-Telecom shareholders of Southern Cross. $44 million of the senior debt matures within one year (30 June 2004: $98 million), with the remainder maturing thereafter.

The shareholder advance is at an interest rate of libor plus 0.75%.

Segment

The Southern Cross Group operates a submarine cable within the Pacific region and is based in Bermuda. Telecom views the Southern Cross Group as an operating segment as a result of its consolidation commencing 30 June 2004.

Other variable interest entities

Telecom has entered into several cross border leases in respect of certain telecommunications assets whereby Telecom is lessee of assets from an intermediary lessee who is in turn lessor of assets from investors. The following intermediary lessors are variable interest entities with which Telecom has involvement but is not the primary beneficiary:

VARIABLE INTEREST ENTITY	COMMENCEMENT DATE	VALUE OF ASSETS SUBJECT TO LEASE US$m
Neax Leasing Limited	May 1999	146
Network Leasing Limited	September 2000	108
LFC Leasing Limited	September 2001	189
MFC Leasing Limited	December 2001	103

Telecom's variable interests arise by virtue of the fact that Telecom has provided guarantees of up to 40% of the intermediary lessor's scheduled lease obligations. These obligations are backed by investments held with high credit quality financial institutions and Telecom considers the likelihood of loss under the guarantee to be remote.

(q) Earnings Per Share

US GAAP requires companies to present basic earnings per share and diluted earnings per share. The numerators and the denominators used in the computation of basic and diluted earnings per share are reconciled below:

YEAR ENDED 30 JUNE (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)		GROUP	
	2005	2004	2003
Basic EPS Computation			
Numerator – net earnings	$980	$806	$758
Denominator – ordinary shares (in millions)	1,948	1,922	1,887
Basic EPS (in cents)	50.3¢	41.9¢	40.2¢
Diluted EPS Computation			
Numerator – net earnings	$980	$806	$758
Add – capital note interest after income tax	$19	–	$37
Add – convertible note interest after income tax	$5	$11	$11
	$1,004	$817	$806
Denominator (in millions)			
Ordinary shares	1,948	1,922	1,887
Capital notes	57	–	149
Convertible notes	17	36	36
Options	5	4	1
	2,027	1,962	2,073
Diluted EPS (in cents)	49.5¢	41.6¢	38.9¢
Anti-dilutive potential shares (in millions)			
Capital notes	–	62	–

Anti-dilutive potential shares have been excluded from the calculation of diluted EPS, as shown above. Including the cumulative effect of the change in accounting principle results in the convertible notes becoming anti-dilutive, reducing the denominator for the diluted EPS calculation to 1,926 for the year ended 30 June 2004.

(r) Statement of Cash Flows

Under both NZ GAAP and US GAAP, a Statement of Cash Flows, which discloses cash flows from operating, investing and financing activities, is required to be presented. Under US GAAP short-term deposits with original maturities of three months or less would generally qualify as a component of cash position.

30 JUNE (DOLLARS IN MILLIONS)	GROUP	
	2005 $	2004 $
Net cash flows from		
Operating activities	1,771	1,681
Investing activities	(660)	(584)
Financing activities	(1,207)	(946)
Net cash flow	(96)	151
Foreign exchange translation adjustment	–	(3)
Cash balance arising upon consolidation of Southern Cross	–	2
Opening cash position	334	184
Closing cash position	238	334

Notes to the Financial Statements continued

Note 28 Significant Differences Between New Zealand and United States Generally Accepted Accounting Principles continued

(s) Deferred Taxation

Under NZ GAAP deferred tax assets are recognised only to the extent management considers the likelihood of realising the deferred tax asset is virtually certain. Under US GAAP deferred tax assets are recognised, net of valuation allowance, only to the extent management considers the likelihood of realising the deferred tax asset is more likely than not.

The components of the US GAAP net deferred tax liability are:

30 JUNE (DOLLARS IN MILLIONS)	GROUP 2005 $	2004 $
Deferred tax		
Provisions, accruals and other	66	77
Property, plant and equipment	(158)	(146)
Net deferred tax liability	(92)	(69)
Net current deferred tax	51	47
Net non-current deferred tax	(143)	(116)
Net deferred tax liability	(92)	(69)

(t) Impact of Recently Issued Accounting Standards

In December 2003 the Financial Accounting Standards Board issued FASB Interpretation No. 123R, Accounting for Stock-Based Compensation. Statement No. 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. The application of the revised Statement is not expected to have a material impact on the financial statements.

(u) Restatement of Certain Financial Measures as Reported Under US GAAP

Certain financial measures determined under US GAAP have been restated for the years ending 30 June 2003 and 2004 due to correction of errors. In 2001, under US GAAP, Telecom had written down the value of an advance to Southern Cross of $147 million. The advance was held in US dollars. The effect of movements in foreign exchange rates on the advance for NZ GAAP purposes was not correctly accounted for under US GAAP. Upon application of FIN 46R the elimination of the advance was not accounted for correctly, resulting in the understatement of US GAAP net earnings and shareholders' funds. In addition, other minor errors were identified, principally when determining certain adjustments for the transition to NZ IFRS where certain reconciling items were identified between NZ GAAP and US GAAP that had not previously been considered. These relate to revenue recognition, inter-carrier provisions and minority interests.

The impact of the restatement is as follows:

YEAR ENDED 30 JUNE (DOLLARS IN MILLIONS)	GROUP 2004 $	2003 $
Net earnings in accordance with US GAAP as previously reported	202	758
Impact of restatement	93	–
Net earnings in accordance with US GAAP as restated	295	758
Effect on earnings per share in accordance with US GAAP	4.8¢	–

YEAR ENDED 30 JUNE (DOLLARS IN MILLIONS)	GROUP 2004 $	2003 $
Shareholders' funds in accordance with US GAAP as previously reported	1,541	1,653
Impact of restatements	111	12
Shareholders' funds in accordance with US GAAP as restated	1,652	1,665

YEAR ENDED 30 JUNE (DOLLARS IN MILLIONS)	GROUP 2004 $	2003 $
Accumulated other comprehensive loss in accordance with US GAAP as previously reported	(261)	(216)
Impact of restatement	44	38
Accumulated other comprehensive loss in accordance with US GAAP as restated	(217)	(178)

Note 29 New Zealand Equivalents to International Financial Reporting Standards

The IFRS Project

In December 2002 the New Zealand Accounting Standards Review Board announced that International Financial Reporting Standards ('IFRS') will apply to all New Zealand entities from 1 January 2007. In adopting IFRS for issue as NZ IFRS, certain adaptations of IFRS have been made to reflect New Zealand circumstances. In complying with NZ IFRS Telecom will also be in compliance with IFRS. Early adoption of NZ IFRS from 1 January 2005 was allowed as Australian entities and the European Union adopted IFRS from that date.

Telecom has elected to apply NZ IFRS for the year ending 30 June 2006. The first financial results announcement prepared in accordance with NZ IFRS will be that for the quarter ending 30 September 2005. Telecom's project to convert its financial reporting from NZ GAAP to NZ IFRS has now been completed, subject to any changes in standards and pronouncements. This has resulted in changes in presentation, classification and measurement of certain balances. This restated information is presented below for information purposes.

Impact of Transition to NZ IFRS

The impacts of Transition to NZ IFRS presented in this note are based on NZ IFRS standards that management expect to be in place when preparing the first complete NZ IFRS financial report (being for the quarter ending 30 September 2005). Only a complete set of financial statements and notes together with comparative balances can provide a true and fair presentation of Telecom's financial position, results and cash flows in accordance with NZ IFRS. This note provides only a summary and further disclosures will be required in the first NZ IFRS financial report.

There is a significant amount of judgment involved in the preparation of the reconciliations from NZ GAAP to NZ IFRS. Consequently, the final reconciliations presented in the first financial report prepared in accordance with NZ IFRS may vary from the reconciliations provided in this note due to changes in financial reporting requirements or interpretations, additional guidance on the application of NZ IFRS or changes in Telecom's operations.

Basis of preparation of data

The restated financial information has been prepared on the basis of all NZ IFRS and New Zealand Equivalents to Standing Interpretations Committee ('NZ SIC') and New Zealand Equivalents to International Financial Reporting Interpretations Committee ('NZ IFRIC') as at 30 June 2005.

In accordance with NZ IFRS 1, First Time Adoption of New Zealand Equivalents to International Financial Reporting Standards, the transition date to NZ IFRS was 1 July 2004, the start of the comparative period for the year ending 30 June 2006. Normally accounting changes of this nature would require full retrospective application, but NZ IFRS 1 presents optional and mandatory exemptions to full retrospective application.

NZ IFRS 1 exemptions

NZ IFRS 1 permits those companies adopting NZ IFRS for the first time to take some exemptions from the full requirements of NZ IFRS when applying those standards to the comparative period. Telecom has applied the following key exemptions:

Business Combinations

Business combinations prior to the transition date (1 July 2004) have not been restated on an NZ IFRS basis.

Share-based Payments

Restricted shares and share options that had vested by 1 July 2004 have not been expensed. All restricted shares and share options that had been granted prior to 1 July 2004 but had not vested at that date will be expensed over their remaining vesting period.

Financial Instruments

Accounting for financial instruments in the comparative period will continue under NZ GAAP. The date of transition to accounting for financial instruments under NZ IFRS was 1 July 2005. On this date Telecom adopted NZ IAS 32 and NZ IAS 39. The effect of this is disclosed below.

Notes to the Financial Statements continued

Note 29 New Zealand Equivalents to International Financial Reporting Standards continued

Translation Differences

The balance of the foreign currency translation reserve, representing all cumulative translation differences that have arisen on the retranslation of overseas entities was set to zero at 1 July 2004.

Compound Financial Instruments

In conjunction with the exemption of applying financial instrument accounting, the equity and liability element of compound financial instruments has not been restated where the liability element was extinguished prior to 1 July 2005.

Restated Financial Information under NZ IFRS
Statement of Financial Position (Balance Sheet) as at 1 July 2004 and 30 June 2005

		GROUP 1 JULY 2004			GROUP 30 JUNE 2005		
(DOLLARS IN MILLIONS)	NOTES	NZ GAAP $	ADJUSTMENTS $	NZ IFRS $	NZ GAAP $	ADJUSTMENTS $	NZ IFRS $
ASSETS							
Current assets:							
Cash and cash equivalents		238	94	332	235	–	235
Short-term investments	a	247	(94)	153	81	–	81
Receivables and prepayments	a	971	(34)	937	1,311	(45)	1,266
Taxation recoverable	a	–	35	35	–	45	45
Inventories		50	–	50	56	–	56
Total current assets		1,506	1	1,507	1,683	–	1,683
Non-current assets:							
Long-term investments		767	(103)	664	544	(95)	449
Receivables due after one year	a	–	103	103	–	95	95
Deferred tax assets	d	–	116	116	–	140	140
Intangible assets	a, b	915	600	1,515	911	732	1,643
Property, plant and equipment	a	4,312	(600)	3,712	4,283	(681)	3,602
Total non-current assets		5,994	116	6,110	5,738	191	5,929
Total assets		**7,500**	**117**	**7,617**	**7,421**	**191**	**7,612**
LIABILITIES AND EQUITY							
Current liabilities:							
Accounts payable and accruals	c	931	27	958	1,014	30	1,044
Debt due within one year		803	–	803	863	–	863
Total current liabilities		1,734	27	1,761	1,877	30	1,907
Non-current liabilities:							
Deferred taxation	d	120	107	227	136	125	261
Long-term debt		3,438	–	3,438	2,973	–	2,973
Total non-current liabilities		3,558	107	3,665	3,109	125	3,234
Total liabilities		5,292	134	5,426	4,986	155	5,141
Equity:							
Shareholders' funds		2,205	(21)	2,184	2,427	36	2,463
Minority interests	e	3	4	7	8	–	8
Total equity		2,208	(17)	2,191	2,435	36	2,471
Total liabilities and equity		**7,500**	**117**	**7,617**	**7,421**	**191**	**7,612**

Restated Financial Information under NZ IFRS
Statement of Financial Performance (Income Statement) for the Year Ended 30 June 2005

(DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)	NOTES	GROUP NZ GAAP $	 ADJUSTMENTS $	 NZ IFRS $
Operating revenues and other income				
Local service		1,101	–	1,101
Calling	a, f	1,348	143	1,491
Interconnection		207	–	207
Mobile	f	841	(3)	838
Data	f	777	(21)	756
Internet		223	–	223
Solutions		321	–	321
Other operating revenues	g	787	(16)	771
Abnormal revenues		154	–	154
Total operating revenues and other income		5,759	103	5,862
Operating expenses				
Labour	h	(735)	(3)	(738)
Cost of sales	a, i	(1,664)	1,664	–
Intercarrier costs	a	–	(1,060)	(1,060)
Other operating expenses	a	(933)	(726)	(1,659)
Abnormal expenses		(59)	–	(59)
Total operating expenses		(3,391)	(125)	(3,516)
Earnings before interest, taxation, depreciation and amortisation		2,368	(22)	2,346
Depreciation	a, b	(694)	147	(547)
Amortisation	a, b	(74)	(76)	(150)
Earnings before interest and taxation		1,600	49	1,649
Net interest and other finance costs		(289)	–	(289)
Earnings before taxation		1,311	49	1,360
Income tax expense	d	(392)	6	(386)
Earnings from ordinary activities after taxation and before minority interests		919	55	974
Minority interests		(3)	–	(3)
Earnings attributable to shareholders		**916**	**55**	**971**
Earnings per share		**47.0¢**	**2.8¢**	**49.8¢**

Notes to the Financial Statements continued

Note 29 New Zealand Equivalents to International Financial Reporting Standards continued

Reconciliation of Net Earnings for the Year Ended 30 June 2005 under NZ IFRS

(DOLLARS IN MILLIONS)	NOTES	GROUP $
Net Earnings under NZ GAAP for the year ended 30 June 2005		916
Goodwill amortisation	b	70
Changes in revenue recognition	f	(3)
Government grants	g	(15)
Share-based payments	h	(3)
Deferred tax on adjustments		6
Net Earnings under NZ IFRS for the year ended 30 June 2005		971

Restated Financial Information under NZ IFRS

Reconciliation of Equity under NZ IFRS

A reconciliation of equity under previous NZ GAAP to equity under NZ IFRS at the date of transition to NZ IFRS (1 July 2004) and at the end of the latest period presented in the previous financial statements (30 June 2005) is as follows:

(DOLLARS IN MILLIONS)	NOTES	GROUP $
Equity under NZ GAAP at 1 July 2004		2,208
Changes in revenue recognition	f	(27)
Share-based payments	h	1
Deferred tax on adjustments		9
Equity under NZ IFRS at 1 July 2004		2,191

(DOLLARS IN MILLIONS)	NOTES	GROUP $
Equity under NZ GAAP at 30 June 2005		2,435
Goodwill amortisation	b	70
Elimination of minority interest	e	(4)
Changes in revenue recognition	f	(30)
Government grants	g	(15)
Deferred tax on adjustments		15
Equity under NZ IFRS at 30 June 2005		2,471

Notes to Restated Financial Information

(a) Presentational Differences

NZ IAS 1 specifies how financial information should be presented under NZ IFRS. The statement of financial performance is referred to as the income statement and the statement of financial position is referred to as the balance sheet.

Other presentation differences include:

- software will now be classified as an intangible asset rather than as an item of property, plant and equipment where that software is not integral to a piece of equipment (reclassification of $296 million as at 30 June 2005; $209 million as at 30 June 2004)
- international telecommunications capacity acquired pursuant to capacity usage agreements will also now be classified as an intangible asset rather than as an item of property, plant and equipment (reclassification of $381 million at 30 June 2005; $378 million at 30 June 2004)

- certain revenue streams where Telecom has determined it is acting as agent or is exchanging goods and services will be reported as the net margin, and certain other revenue streams where Telecom has determined it is acting as the principal in a transaction will be reported gross. The effect on the net profit is nil. Revenue increases by $122 million and cost of sales increases by the same amount due to these reclassifications on the year ended 30 June 2005
- short-term investments are considered to be cash or cash equivalents where they are a highly liquid resource (reclassification of nil as at 30 June 2005; $94 million at 30 June 2004)
- taxation recoverable must be presented separately on the face of the balance sheet (reclassification of $45 million as at 30 June 2005; $35 million at 30 June 2004)
- advances made to Southern Cross that are not due within 12 months are now classified as receivables due in more than one year (reclassification of $95 million as at 30 June 2005; $103 million at 30 June 2004).

(b) Goodwill
Goodwill will not be amortised. Periodic impairment reviews will be used to assess whether it has become impaired during the year. Where impairment is identified the write-down will be taken to the income statement. Non-amortisation of goodwill has reduced the amortisation charge for the year ended 30 June 2005 by $70 million, increasing earnings by that amount.

(c) Accounts Payable and Accruals
In accordance with the deferral of certain revenue streams, a deferred revenue liability has been created. Total deferred revenue was $27 million at 1 July 2004 and $30 million at 30 June 2005.

(d) Deferred Taxation
Deferred taxation is provided in full on temporary differences arising between the accounting and tax base of assets and liabilities. Deferred tax assets are only recognised to the extent that there will be future taxable profits or deferred tax liabilities to offset those assets. Deferred tax assets are shown separately from deferred tax liabilities on the face of the balance sheet. This resulted in a reclassification of $125 million from non-current liabilities to non-current assets as at 30 June 2005 ($106 million as at 30 June 2004).

(e) Minority Interests
A negative minority interest was reclassified to retained earnings at 30 June 2004 (reclassification of $4 million). This minority interest was bought out during the year ended 30 June 2005.

(f) Revenue Recognition
Revenues received in advance for certain miscellaneous services will be deferred until the expiry of the obligation upon Telecom to provide the service. This has lead to the deferral of $30 million of revenue as at 30 June 2005 ($27 million at 30 June 2004). This will have a minor impact on ongoing earnings.

(g) Government Grants
Government grants that are granted for the specific purpose of purchasing assets will be netted off against the cost of those assets if and when the conditions attached to that grant is met. This has reversed $16 million of revenue recognised during the year in accordance with NZ GAAP that will be netted off against the plant and equipment it was used to purchase in accordance with NZ IFRS and reduced depreciation expense by $1 million.

(h) Share-based Payments
Restricted shares and share options are valued using a binomial-lattice model. All shares issued since September 2001 have been valued and expensed over their vesting period.

(i) Cost of Sales
NZ IAS 1 permits expenses to be presented by function or by nature. Cost of sales is a functional presentation, while other items in Telecom's statement of financial performance are classified by nature, so it has been reclassified into intercarrier costs and other operating expenses, in order to achieve a consistent presentation of expenses by nature.

(j) Financial Instruments
Telecom has applied the exemption that defers the date of transition for accounting for financial instruments under NZ IFRS. On 1 July 2005 Telecom applied these accounting policies and a number of adjustments were made to the opening balance sheet for the year ending 30 June 2006. The principal adjustments were to recognise all derivative financial instruments at fair value. This created a liability of $64 million. This liability should principally unwind through equity to the extent that Telecom's derivatives can be deemed effective hedges under NZ IFRS.

(k) Cash Flow
There will be no significant adjustments to the reported cash flows of Telecom under NZ IFRS other than the change in definition of cash to include short-term investments upon transition, as detailed in Note (a) above.

Auditors' Report

KPMG

To the Shareholders of Telecom Corporation of New Zealand Limited

We have audited the financial statements on pages 55 to 101. The financial statements provide information about the past financial performance and financial position of the Company and Group as at 30 June 2005. This information is stated in accordance with the accounting policies set out on pages 59 to 61.

Directors' responsibilities

The Directors are responsible for the preparation of financial statements which give a true and fair view of the financial position of the Company and Group as at 30 June 2005 and the results of their operations and cash flows for the year ended on that date.

Auditors' responsibilities

It is our responsibility to express an independent opinion on the financial statements presented by the Directors and report our opinion to you.

Basis of opinion

An audit includes examining, on a test basis, evidence relevant to the amounts and disclosures in the financial statements. It also includes assessing:

- the significant estimates and judgements made by the Directors in the preparation of the financial statements;
- whether the accounting policies are appropriate to the Company's and Group's circumstances, consistently applied and adequately disclosed.

We conducted our audit in accordance with New Zealand auditing standards. We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to obtain reasonable assurance that the financial statements are free from material misstatements, whether caused by fraud or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Other than in our capacity as auditors, we have no relationship with or interests in the Company. In our capacity as auditors, the firm has provided other assurance related services during the year, in addition to the statutory audit. Partners and employees of our firm may also deal with the Company and Group on normal terms within the ordinary course of trading activities of the business of the Company and Group. These matters have not impaired our independence as auditors of the Company and Group.

Unqualified opinion

We have obtained all the information and explanations we have required.

In our opinion:

- *proper accounting records have been kept by the Company as far as appears from our examination of those records;*
- the financial statements on pages 55 to 101:
  - comply with New Zealand generally accepted accounting practice;
  - give a true and fair view of the financial position of the Company and Group as at 30 June 2005 and the results of their operations and cash flows for the year ended on that date.

Our audit was completed on 24 August 2005 and our unqualified opinion is expressed as at that date.

KPMG

Wellington

Disclosures

Interests Register

The following are particulars of entries made in the Interests Register for the period 1 July 2004 to 30 June 2005.

Disclosure of Interest

Directors disclosed interests, or a cessation of interest, in the following entities pursuant to section 140 of the Companies Act 1993.

Roderick Deane

ENTITY	RELATIONSHIP
MOTU (Economic and Public Policy Research)	Appointed Member of Board of Trustees

Theresa Gattung

ENTITY	RELATIONSHIP
Independent Newspapers Limited	Ceased to be Director
New Zealand Kiwi Can Charitable Trust	Ceased to be Chair

Wayne Boyd[1]

ENTITY	RELATIONSHIP
Auckland International Airport Limited	Chairman
Fairfax New Zealand Limited	Advisory Board Member
Forsyth Barr Group Limited	Director
Freightways Limited	Chairman
Meridian Energy Limited	Appointed Director/ Appointed Chairman[2]
Ngai Tahu Corporation Holdings Limited	Chairman/Ceased to be Chairman and Director
Tru-Test Limited	Director/Ceased to be a Director
Vulcan Steel Limited	Chairman

1. Mr Boyd was appointed to the Board during the period 1 July 2004 to 30 June 2005.
2. The appointment to Chairman was effective 1 July 2005.

Rod McGeoch

ENTITY	RELATIONSHIP
Gullivers Travel Group Limited	Appointed Director
TCNZ Australia Pty Limited	Ceased to be Chairman and Director
Vantage Private Equity Growth Limited	Appointed Chairman

Robert McLeod[1]

ENTITY	RELATIONSHIP
ANZ National Bank Limited	Appointed Director
Aotearoa Fisheries Limited	Appointed Chairman
Arthur Andersen (NZ) Limited	Director/Ceased to be Director
Arthur Young & Co Limited	Director/Ceased to be Director
Credit and Debit Limited	Director
Debit & Credit (Wellington) Limited	Director
EFirm NZ Limited	Director/Ceased to be Director
Ernst & Young Consultants Limited	Director/Ceased to be Director
Ernst & Young Corporate Finance Limited	Director/Ceased to be Director
Ernst & Young Corporate Nominees Limited	Director/Ceased to be Director
Ernst & Young Group Limited	Director/Ceased to be Director
Ernst & Young Limited	Director/Ceased to be Director
Ernst & Young Management Services Limited	Director/Ceased to be Director
Ernst & Young Nominees	Director/Ceased to be Director
Gullivers Travel Group Limited	Appointed Director
Lateral Nominees Limited	Director/Ceased to be Director
LN Unlimited	Director/Ceased to be Director
Methodical Services Limited	Director/Ceased to be Director
Min Limited	Director/Ceased to be Director
North East Limited	Director/Ceased to be Director
North East NZ Limited	Director
North East Statutory Supervisor Limited	Director
North East Trustee Limited	Director
NZ Dot Company Limited	Director/Ceased to be Director
Raukura Moana Fisheries Limited	Appointed Director
Sky City Entertainment Group Limited	Appointed Director
Steward Limited	Director
Strategic Excellence Position Limited	Director/Ceased to be Director
Tainui Group Holdings Limited	Director
Te Ohu Kai Moana Trustee Limited	Appointed Director

1. Mr McLeod was appointed to the Board during the period 1 July 2004 to 30 June 2005.

Patsy Reddy

ENTITY	RELATIONSHIP
INSiTE Management Services Pty Limited	Appointed Alternate Director

Disclosures continued

Relevant Interest in Shares

Directors disclosed, pursuant to Section 148 of the Companies Act 1993, the following acquisitions and disposals of relevant interests in Telecom shares during the year ended 30 June 2005:

Roderick Deane

DATE OF DISPOSAL/ACQUISITION	CONSIDERATION	NUMBER OF SHARES ACQUISITIONS/(DISPOSITIONS)
18 December 2004	Services to Telecom	(248,160)[1]
11 February 2005	Services to Telecom	(70,813)[1]
1 June 2005	Services to Telecom	(167,555)[1]

1. Indicates options which lapsed during the year.

Theresa Gattung

DATE OF DISPOSAL/ACQUISITION	CONSIDERATION	NUMBER OF SHARES ACQUISITIONS/(DISPOSITIONS)
1 September 2004	Services to Telecom	500,000[1]
1 September 2004	Services to Telecom	74,065[2]
1 June 2005	Services to Telecom	(230,388)[3]

1. This transaction relates to a grant of options under the Performance Option Scheme.
2. This transaction relates to an issue of shares under the Performance Share Scheme.
3. This transaction relates to the lapse of options granted under the Telecom Share Option Scheme.

Wayne Boyd

DATE OF DISPOSAL/ACQUISITION	CONSIDERATION	NUMBER OF SHARES ACQUISITIONS/(DISPOSITIONS)
20 August 2004	$82,180.00	14,000

Robert McLeod

DATE OF DISPOSAL/ACQUISITION	CONSIDERATION	NUMBER OF SHARES ACQUISITIONS/(DISPOSITIONS)
6 August 2004	$61,920.00	10,000
11 August 2004	$61,615.50	10,000

Employee Remuneration

The following table shows the number of employees (including employees holding office as Directors of subsidiaries) whose remuneration and benefits are within specified bands.

The remuneration figures shown in the 'Employee Remuneration' table include all monetary payments actually paid during the course of the year ending 30 June 2005. The table also includes the cost of all benefits provided to individuals plus the value of any share options or restricted shares provided to individuals during the course of the same period. The table does not include amounts paid post 30 June 2005 that related to the period ending 30 June 2005. Employees receive telephone concessions which can (depending on the nature of the concession) include free telephone line rental, national and international phone calls and online services. The table contains information on employees within the Telecom Group. The remuneration details of those employees paid outside of New Zealand have been converted into New Zealand dollars.

REMUNERATION RANGE NZ$	NUMBER OF EMPLOYEES	NUMBER OF EMPLOYEES ACTING AS DIRECTORS OF SUBSIDIARY COMPANIES
2,900,001 - 2,910,000	1	1
1,950,001 - 1,960,000	1	1
1,440,001 - 1,450,000	1	1
1,310,001 - 1,320,000	1	1
1,000,001 - 1,010,001	1	1
950,001 - 960,000	1	1
810,001 - 820,000	1	–
780,001 - 790,000	1	1
660,001 - 670,000	1	1
620,001 - 630,000	1	–
610,001 - 620,000	2	–
600,001 - 610,000	2	1
590,001 - 600,000	2	2
580,001 - 590,000	2	1
570,001 - 580,000	1	–
560,001 - 570,000	1	1
550,001 - 560,000	2	–
520,001 - 530,000	1	–
510,001 - 520,000	2	–
500,001 - 510,000	1	–
490,001 - 500,000	1	1
480,001 - 490,000	4	1
470,001 - 480,000	1	–
460,001 - 470,000	1	1
450,001 - 460,000	2	–
440,001 - 450,000	2	–
430,001 - 440,000	4	–
420,001 - 430,000	1	–
410,001 - 420,000	2	–
390,001 - 400,000	1	–
380,001 - 390,000	4	2
370,001 - 380,000	5	2
360,001 - 370,000	1	–
350,001 - 360,000	3	–
340,001 - 350,000	4	–
330,001 - 340,000	8	3
320,001 - 330,000	2	–
310,001 - 320,000	5	–
300,001 - 310,000	6	–
290,001 - 300,000	12	–
280,001 - 290,000	6	1
270,001 - 280,000	5	–
260,001 - 270,000	8	1
250,001 - 260,000	17	1
240,001 - 250,000	22	–
230,001 - 240,000	19	–
220,001 - 230,000	33	–
210,001 - 220,000	34	1
200,001 - 210,000	44	–
190,001 - 200,000	56	1
180,001 - 190,000	58	–
170,001 - 180,000	87	–
160,001 - 170,000	75	–
150,001 - 160,000	123	–
140,001 - 150,000	113	–
130,001 - 140,000	153	1
120,001 - 130,000	214	–
110,001 - 120,000	236	–
100,000 - 110,000	299	–
Employees	1,697	29

No Director of a subsidiary company of Telecom receives or retains any remuneration or other benefits from Telecom for acting as such. The remuneration and other benefits of Telecom employees, received as employees, are included in the relevant bandings for remuneration, disclosed in the 'Employee Remuneration' table.

Over the year total Telecom staff numbers grew from 1,329 to 1,697 largely driven by the acquisition of Gen-i and Computerland. The acquisitions were a factor behind the increase in the number of employees earning more than $100,000. In addition, total earnings include the annual cash-based incentive scheme component of employees' remuneration which varies depending upon Company and individual employee performance. The strong performance by the Company last year and the consequent impact on the annual cash-based incentive scheme took some employees into this category.

Substantial Security Holders

According to notices given under the Securities Markets Act 1988 the following persons were substantial security holders in Telecom Corporation of New Zealand Limited as at 5 August 2005 in respect of the number of voting securities set opposite their names:

Brandes Investment Partners, LP	130,996,636
Mondrian Investment Partners Limited	129,381,954
Perpetual Trustees Australia Limited	121,169,143

The total number of issued voting securities of Telecom Corporation of New Zealand Limited as at 5 August 2005 was 1,957,944,282. This figure includes 1 Kiwi Share.

NZX WAIVERS

Southern Cross

In 1998 Telecom entered into the Southern Cross project ('the project') with Optus and Worldcom to establish the Southern Cross Cable. Telecom obtained a waiver from the requirement in NZSX Listing Rule 9.2.1 for shareholder approval of material transactions with related parties in respect of any future transaction that might be entered into with Optus and Worldcom which are unrelated to the project. The waiver was granted on the following conditions:

- the sole reason for the parties being related in terms of the NZSX Listing Rules is their involvement in the project, the parties are not related in any other way and the transaction does not otherwise fall within NZSX Listing Rule 9.2;
- the transaction must be entered into where there has been no material change in the interests held by the parties in the project and no material change to the rules and relationships of the parties within the joint venture.

TCNZ Finance Limited Quotation of Capital Notes

Telecom's subsidiary TCNZ Finance Limited (TFL) has issued Capital Notes ('TeleNotes') which are quoted on the NZDX Market. TFL obtained a waiver from NZSX Listing Rule 1.9.1 (Listing Rules which apply to issuers if equity securities quoted) on the basis that NZSX Listing Rule 1.9.2 (Listing Rules which apply to issuers if no equity securities quoted) would apply in respect of TeleNotes.

Banking Transactions

Telecom has a significant number of banking relationships and facilities in place. A number of Telecom's Directors are also non-executive Directors of other companies, namely Australia and New Zealand Banking Group Limited and ANZ National Bank Limited (together 'ANZ'), which are involved in the provision of banking facilities to Telecom. As a consequence of these cross-directorships, and in terms of the NZSX Listing Rules, transactions between Telecom and ANZ may constitute Material Transactions with Related Parties, which would require Telecom shareholder approval. A waiver was obtained from NZX on 21 December 2000 and renewed on 27 January 2005 to allow financing transactions between Telecom and ANZ to be entered into without the requirement for Telecom shareholder approval. The waiver was granted on the following principal conditions:

- that Telecom state in its Annual Report that terms of the financing transactions with Related Parties (which are required to be named) have been set on an arm's-length commercial basis. The Directors confirm that the banking and financing transactions with ANZ are on an arm's-length commercial basis;
- that on applying for renewal of the waiver, Telecom submits a certificate signed on behalf of the Independent Directors (not related to the Related Parties) certifying that the terms of the financing transactions with Related Parties have been set on an arm's-length commercial basis, the Directors submitted such a certificate when they applied for the most recent renewal of the waiver in January 2005;
- that annually (no later than three months after the publication of Telecom's Annual Report) Telecom notifies NZSX of details relating to financial transactions with those banks which are Related Parties at balance date. This notification is required to include the percentage these financial transactions bear in aggregate to Telecom's total debt as disclosed in Telecom's consolidated financial statements, set out in the Annual Report.

Amendment to Kiwi Share Obligations

In December 2001 Telecom and the New Zealand Government ('the Crown') entered into a deed which records provisions that operate in place of, and in addition to, Telecom's Kiwi Share obligations. The obligations in the deed update the Kiwi Share obligations and require Telecom, among other things, to provide additional telecommunications services to residential customers and comply with various service quality indicators. Because of the Kiwi Share provisions and the Crown's regulatory powers, the Crown is deemed to be a Related Party of Telecom. Telecom obtained a waiver from the requirement in NZSX Listing Rule 9.2.1 for shareholder approval of a material transaction with a Related Party in relation to the changes. The waiver was granted because:

- of the arm's-length nature of the arrangements
- the changes were considered by Telecom to be in the best interests of shareholders
- the matter needed to be dealt with urgently.

Agreement with Sky Network Television

In July 2003 Telecom and Sky Network Television Limited ('Sky') entered into a Reseller Agreement and Retransmission and Content Acquisition Agreement (the 'Agreements'). Both Agreements are for a five-year term. Under the Reseller Agreement, Telecom can resell Sky's satellite pay television service packaged together with Telecom's own products and services. Under the Retransmission and Content Acquisition Agreement, Telecom will be able to retransmit Sky programming over Telecom's network, again packaged together with its own products and services. Telecom obtained a waiver from the requirement in NZSX Listing Rule 9.2.1 for shareholder approval of Related Party transactions in relation to the Agreements. As required by one of the conditions of the granting of the waiver, the Directors of Telecom have confirmed that the Agreements were entered into on an arm's-length basis.

Payment Collection and Processing Services

ANZ National Bank Limited provides Telecom with payment collection and processing services. In June 2002 Telecom obtained a waiver from the requirement in NZSX Listing Rule 9.2.1 for shareholder approval of Related Party transactions in respect of this arrangement.

Partial Buy-back of European Medium Term Notes and United States Restricted Capital Securities

As part of Telecom's normal course of the management of its financial arrangements under its debt programmes, Telecom from time to time conducts partial buy-backs of its European medium term notes and United States

Disclosures continued

restricted capital securities. In July 2003 Telecom obtained a waiver from NZSX Listing Rules 7.12.1, 7.6.1 and 7.6.2 in respect of such buy-backs on the condition that it discloses certain information regarding those buy-backs to NZX.

Performance Option Scheme

At the 2003 Annual Meeting shareholders voted to approve the issue of options, cash and shares to Ms Gattung under a Performance Option Scheme and the Performance Incentive Scheme. Under the Performance Option Scheme, Ms Gattung may be granted up to 1,500,000 performance options over the three years from the 2003 Annual Meeting, and under the Performance Incentive Scheme she may be issued up to 500,000 shares, with restrictive conditions, over that three-year period. Telecom obtained a waiver from NZSX Listing Rule 7.3.2(a) so that shares under the Performance Incentive Scheme and performance options under the Performance Option Scheme can be issued to Ms Gattung at any time in the three-year period until 30 September 2006 rather than in the 12 months following the Annual Meeting.

Subsidiary Company Directors

The following people held office as Directors of subsidiary companies at 30 June 2005, or retired during the year – indicated with an (R). Alternate Directors are indicated with an (A).

AAPT Limited JH Stretch, SD Bligh, DT Cottam, CA Mulholland (R), BD Chenoweth (R) **AAPT (NZ) Limited** M Bogoievski, AN Briscoe, LM Cox (A) **AAPT Finance Pty Limited** SD Bligh, DT Cottam, CA Mulholland (R) **AAPT Mobile Pty Limited** SD Bligh, DT Cottam, CA Mulholland (R) **AAPT Wireless Holdings Pty Limited** SD Bligh, DT Cottam, CA Mulholland (R) **AAPT Wireless Pty Limited** SD Bligh, DT Cottam, CA Mulholland, (R) **Abot Investments Limited** MJ Verbiest, MA Ratcliffe, LM Cox (A), RD Jenkins (R), CD MacKay (R), YC Pek (R) **Asterisk Limited** M Bogoievski, MA Ratcliffe, CE Hegan, I Portugal, LM Cox (A) **Auldhouse Computer Training Limited** MA Ratcliffe, LM Cox (A) **Ceritas Digital Limited** MA Ratcliffe, LM Cox (A), RD Jenkins (R), CD MacKay (R) **Ceritas International Limited** MA Ratcliffe, LM Cox (A), RD Jenkins (R) **Ceritas New Zealand Limited** MJ Verbiest, MA Ratcliffe, LM Cox (A), SMV Lim (R), CD MacKay (R), YO Pang (R), YC Pek (R), GB Tan (R), C Sin Cheng (R) **Commerce Solutions Pty Limited** SD Bligh, DT Cottam, CA Mulholland (R) **Compel Limited** MJ Verbiest, MA Ratcliffe, LM Cox (A), RD Jenkins (R) **Connect Internet Solutions Pty Limited** SD Bligh, DT Cottam, CA Mulholland (R) **Costello Limited** MA Ratcliffe, LM Cox (A), RD Jenkins (R) **Data to Knowledge Limited** MA Ratcliffe, LM Cox (A), RD Jenkins (R) **Featherston Centre Limited** MJ Verbiest, MA Ratcliffe, LM Cox (A), RD Jenkins (R), M Jordan (R) **Gen-i Australia Pty Limited** CA Mulholland, SD Bligh, DT Cottam, D De Campo (R), MG Goldfinch (R), **Gen-i Limited** MA Ratcliffe, LM Cox (A), MG Goldfinch (R), MG Kidd (R), PS Newland (R), JW O'Hara (R), S Preston (R), SJ Smith (R) **Illuminationz Limited** MA Ratcliffe, LM Cox (A), G Biggs (R), P McDowell-Hook (R), J O'Hara (R), S Preston (R) **Pacific Star Services Pty Limited** SD Bligh, DT Cottam, CA Mulholland (R) **TCNZ (Bermuda) Limited** M Bogoievski, C Adderley, J Collis, MT Ammisah (A), AN Briscoe (A), A Parker (A), MJ Verbiest (A), AJ Carroll (A), NJ Olson (A), A Dyer-Fagundo (A), B Law (A), I Stone (R), A Lynn (R) **TCNZ (UK) Investments Limited** M Bogoievski, NJ Olson **TCNZ (United Kingdom) Securities Limited** NJ Olson, WY Chee, NJ Batchelor **TCNZ Australia Investments Pty Limited** TE Gattung, JH Stretch, SD Bligh, CA Mulholland, DT Cottam, M Bogoievski (A), BD Chenoweth (R) **TCNZ Australia Pty Limited** JH Stretch, CA Mulholland, SD Bligh, DT Cottam, RV McKinnon (R), G Thursby (R), MJ Verbiest (R), RH McGeoch (R), BD Chenoweth (R) **TCNZ Cook Islands Holdings Limited** PA Garty, SL Davies (A) **TCNZ Cook Islands Limited** PA Garty **TCNZ Equities Limited** M Bogoievski, MJ Verbiest, LM Cox (A) **TCNZ Finance Limited** NJ Olson, TE Gattung, M Bogoievski, MJ Verbiest, M Bogoievski (A), LM Cox (A), MJ Verbiest (A), AJ Carroll (A), AW Hopkinson (A), AW Hopkinson (R) **TCNZ Financial Services Limited** M Bogoievski, LM Cox (A) **Teleco Insurance (NZ) Limited** M Bogoievski, LM Cox (A) **Teleco Insurance Limited** NJ Olson, D Lines, C Adderley, MJ Verbiest (A), AG Parker (A), J Collis (A), P Bubenzer (A), J Redden-Soares (A) **Teleco Insurance Investments Limited** NJ Olson, D Lines, CE Adderley, MJ Verbiest (A), AG Parker (A), J Collis (A), P Bubenzer (A), J Redden-Soares (A) **Telecom 1999 Limited** M Bogoievski, LM Cox (A) **Telecom 3G Limited** MJ Verbiest, KJ Kenrick, LM Cox (A) **Telecom 3G Holdings Limited** MJ Verbiest, KJ Kenrick, LM Cox (A) **Telecom Cook Islands Limited** PA Garty, JR Mitchell, GO Pitt (R), B Mason, MC Mitchell, SL Davies **Telecom Corporation of New Zealand (Overseas Finance) Limited** M Bogoievski, MJ Verbiest, LM Cox (A) **Telecom Credit Limited** M Bogoievski, LM Cox (A) **Telecom Directories Holdings Limited** DJ Enoka, MJ Verbiest, LM Cox (A), RW Shipp (R), MA Ratcliffe (R) **Telecom Directories Limited** DJ Enoka, MJ Verbiest, LM Cox (A), RW Shipp (R), MA Ratcliffe (R) **Telecom Enterprises Limited** M Bogoievski, LM Cox (A) **Telecom Europe ApS** M Bogoievski, B Keriborg, J van Rijn, JF Hansen (R), TF Nielsen (R) **Telecom Europe Holdings ApS** M Bogoievski, B Kreiborg, J van Rijn, JF Hansen (R), TF Nielsen (R) **Telecom Europe 3G ApS** M Bogoievski, B Kreiborg, J van Rijn, JF Hansen (R), TF Nielsen (R) **Telecom ICT Services Limited** MA Ratcliffe, LM Cox (A) **Telecom Investments Limited** M Bogoievski, LM Cox (A) **Telecom IP Limited** MJ Verbiest, LM Cox (A) **Telecom Mobile Leasing No.1 Limited** M Bogoievski, LM Cox (A) **Telecom Mobile Leasing No.2 Limited** M Bogoievski, LM Cox (A) **Telecom Mobile Limited** KJ Kenrick, SP Moutter, LM Cox (A) **Telecom NZ (No.1) Limited** M Bogoievski, LM Cox (A) **Telecom New Zealand Australia Pty Limited** SD Bligh, DT Cottam, CA Mulholland (R) **Telecom New Zealand Communications (USA) Limited** AN Briscoe, IA Neale, CB Beedell, LB Miller **Telecom New Zealand Finance Limited** M Bogoievski, NJ Olson, LM Cox (A) **Telecom New Zealand Finance Limited (No.2) Limited** J Collis, C Adderley, N Olson, A Dyer-Fagundo (A), MT Ammisah (A), AN Briscoe (A), B Law (A), AG Parker (A), MJ Verbiest (A), I Stone (R), G Wood (R), A Lynn (R) **Telecom New Zealand International Limited** AN Briscoe, SP Moutter, LM Cox (A) **Telecom New Zealand International Australia Pty Limited** AN Briscoe, CA Mulholland, PG Barrett, A Pothan (R), PG Barrett (R) **Telecom New Zealand Japan Kabushiki Kaisha** AN Briscoe, CN Angove, I Tamagawa **Telecom New Zealand Limited** TE Gattung, MJ Verbiest, M Bogoievski, SP Moutter, LM Cox (A), MJ Verbiest (A) **Telecom New Zealand (UK) Licences Limited** AN Briscoe, NJ Batchelor, WY Chee, JB van Woerkom **Telecom New Zealand UK Limited** AN Briscoe, NJ Batchelor, WY Chee, JB van Woerkom **Telecom New Zealand USA Limited** AN Briscoe, IA Neale, LB Miller, JB van Woerkom **Telecom Pacific Investments Limited** PA Garty, LM Cox (A) **Telecom Pacific Limited** M Bogoievski, MJ Verbiest, LM Cox (A) **Telecom Pagenet Limited** M Bogoievski, LM Cox (A) **Telecom Purchasing Limited** M Bogoievski, LM Cox (A) **Telecom Retail Holdings Limited** KJ Kenrick, LM Cox (A), SP Moutter (A) **Telecom Samoa Cellular Limited** AN Briscoe, SE Tuioti, CB Beedell, PA Garty, D Borrill (R) **Telecom Southern Cross Finance Limited** J Collis, C Adderley, NJ Olson, MJ Verbiest (A), AN Briscoe (A), AJ Carroll (A), A Parker (A), MT Ammisah (A), A Dyer-Fagundo (A), B Law (A), I Stone (R), A Lynn (R) **Telecom Southern Cross Limited** M Bogoievski, LM Cox (A) **Telecom Telpage Limited** M Bogoievski, LM Cox (A) **Telecom Trustee Limited** MJ Verbiest, LM Cox (A) **Telecom US Leasing Limited** M Bogoievski, SP Moutter, LM Cox (A) **Telecom US Leasing No.2 Limited** M Bogoievski, SP Moutter, LM Cox (A) **Telecom Wellington Investments Limited** M Bogoievski, LM Cox (A) **Telegistics Repair Limited** K Kenrick, SP Moutter, LM Cox (A) **The Mobile Phone Company Limited** M Bogoievski, LM Cox (A) **Xtra Limited**, RJ Snodgrass, MA Ratcliffe, LM Cox (A) **Yellow Pages Limited** M Bogoievski, LM Cox (A).

Donations

The donations expense for the year was $504,000. In addition, Telecom supports community, sporting and cultural initiatives through sponsorships and other forms of assistance. Telecom School Connection provides grants worth approximately $10 million a year to New Zealand schools in the form of points which can be redeemed for technology goods and services. Through the Voluntary Welfare Organisations Sponsorship scheme, Telecom provides communications services to agencies including IHC, Women's Refuge and Citizen's Advice Bureaux. During the year Telecom gave free calling to areas affected by the Boxing Day tsunami and delivered a support package for people affected by the Bay of Plenty flooding in New Zealand.

Twenty Largest Registered Shareholders as at 5 August 2005

RANK	HOLDER NAME	HOLDING	%
1	National Nominees New Zealand Limited	403,403,896	20.604
2	ANZ Nominees Limited	363,746,309	18.579
3	Westpac Banking Corporation – Client Assets No 2	150,299,106	7.677
4	Citibank Nominees (New Zealand) Limited	115,883,929	5.919
5	J P Morgan Nominees Australia Limited	69,264,460	3.538
6	RBC Global Services Australia Nominees Pty Limited	67,131,368	3.429
7	National Nominees Limited	61,397,700	3.136
8	Premier Nominees Limited – Armstrong Jones Cash Fund	56,433,857	2.882
9	HSBC Nominees (NZ) Limited	49,345,990	2.520
10	Westpac Custodian Nominees Limited	42,233,257	2.157
11	Accident Compensation Corporation	31,694,095	1.619
12	Cogent Nominees Pty Limited	19,425,151	0.992
13	ABN AMRO New Zealand Limited	18,709,008	0.956
14	Custody and Investment Nominees Limited	18,581,355	0.949
15	Queensland Investment Corporation	16,269,790	0.831
16	ANZ Nominees Limited	12,940,476	0.661
17	RBC Global Services Australia Nominees Pty Limited – BKCUST Account	12,865,633	0.657
18	NZ Superannuation Fund Nominees Limited	11,301,214	0.577
19	Citicorp Nominees Pty Limited	10,589,864	0.541
20	RBC Global Services Australia Nominees Pty Limited – PIIC Account	9,425,004	0.481

Analysis of Shareholding as at 5 August 2005

FROM	TO	HOLDER COUNT	%	HOLDING QUANTITY	%
1	999	13,603	25.98	6,870,184	0.35
1,000	4,999	29,301	55.96	61,592,578	3.15
5,000	9,999	5,561	10.62	35,989,662	1.84
10,000	99,999	3,706	7.08	69,586,793	3.55
100,000 and over		191	0.36	1,783,836,488	91.11
		52,362	100.00	1,957,875,705	100.00

Non-marketable parcels – as at 5 August 2005 there were 283 shareholders holding a parcel of between 1 and 49 Telecom shares

Stock Exchange Listing

The ordinary shares of Telecom Corporation of New Zealand Limited ('Telecom shares') are listed on the NZSX Market and Australian Stock Exchange. Telecom shares are listed on the New York Stock Exchange in the form of American Depositary Shares. Due to the Kiwi Share provisions contained in Telecom's Constitution (which are described in more detail in Note 16 on page 74 of this Annual Report) NZSX has given Telecom's shares a Non-Standard designation.

ASX Listing

Telecom changed its admission category on the Australian Stock Exchange ASX) from ASX Exempt Foreign to ASX Listing in the 2002 financial year. As a nsequence of becoming fully listed on the ASX, Telecom is required to make following statements:

- Telecom is incorporated in Wellington, New Zealand.
- Telecom is not subject to Chapters 6, 6A, 6B and 6C of the Corporations Act 2001 dealing with the acquisition of shares.
- Telecom's Constitution provides that:

(1) No person shall have a relevant interest in 10% or more of the total voting shares for the time being without, and except in accordance with the terms of, the written approvals of each of the Kiwi Shareholder and the Board; and

(2) No person who is not a New Zealand national shall have a relevant interest in more than 49.9% of the total voting shares for the time being without, and except in accordance with the terms of, the prior written approval of the Kiwi Shareholder.

However, the power of the Board to limit the acquisition of more than 10% of the total voting shares as set out above must be read subject to the New Zealand Takeovers Code ('the Code') and in particular clauses 38 and 39 of the Code. Clauses 38 and 39 of the Code provide as follows:

(1) Clause 38 of the Code requires that if Telecom receives a takeover notice (a notice required when a full or partial offer is being made under the Code) or has reason to believe that a bona fide offer is imminent, the Directors must not take any action, in relation to the affairs of Telecom, that would effectively result in an offer being frustrated or Telecom shareholders being denied the opportunity to decide on the merits of an offer.

(2) Clause 39 of the Code permits Directors to take or permit:

  (a) actions approved by an ordinary resolution of Telecom shareholders; or

  (b) actions taken or permitted under contractual obligations entered into by Telecom, or in the implementation of proposals approved by Telecom Directors, where the obligations were entered into, or the proposals approved, before Telecom received the takeover notice or became aware that the offer was imminent.

Rights Attaching to Shares

Telecom's ordinary shares each carry a right to vote on any resolution on a poll at a meeting of shareholders. Holders of ordinary shares may vote at a meeting in person, or by proxy, representative, or attorney. Voting may be conducted by voice, or show of hands, or poll. The Kiwi Share and the options carry no right to vote at a meeting of shareholders.

Buy-back

As at 5 August 2005 there was no current on-market share buy-back arrangement. However, Telecom operates a Dividend Reinvestment Plan, pursuant to which shareholders may elect to have the dividends to which they are entitled applied to purchase further ordinary shares at the prevailing market price. Commencing with the dividend to be paid in September 2005, Telecom intends to acquire an equivalent number of shares on-market in order to eliminate an increase in capital arising under the Plan and any consequential dilutionary effect for existing shareholders. This approach will be reviewed each quarter.

Annual Meeting of Shareholders

Telecom's Annual Meeting of shareholders will be held in the Christchurch Town Hall, 86 Kilmore Street, Christchurch on 6 October 2005 at 10am. A notice of Annual Meeting and Proxy Form are circulated to shareholders with this Annual Report.

Registered Office

The registered office of Telecom is:
Telecom House, 68 Jervois Quay
PO Box 570, Wellington
Ph: +64-4-801 9000

Company Secretary

Linda Cox

Disclosures continued

Dividends Paid

The following is a summary of all dividends paid by Telecom since listing in July 1991. NZ cents per ordinary share, US cents per American Depositary Share (ADS).

		1ST QUARTER	2ND QUARTER	3RD QUARTER	4TH QUARTER
1992	NZ cents		6.50		6.50
	US cents		72.62		70.93
1993	NZ cents		7.25		8.25
	US cents		74.49		91.34
1994	NZ cents		8.25		14.75
	US cents		89.90		141.46
1995	NZ cents		13.50		16.50
	US cents		135.82		172.10
1996	NZ cents		17.00	8.50	9.50
	US cents		178.05	91.66	103.36
1997	NZ cents	9.50	9.50	9.50	10.50
	US cents	104.60	106.10	104.50	57.90*
1998	NZ cents	10.50	10.50	10.50	8.00
	US cents	62.65	49.19	55.96	35.35
1998	Special Dividend				
	NZ cents			3.50	
	US cents			18.05	
1999	NZ cents	11.50	11.50	11.50	11.50
	US cents	47.23	47.95	48.95	48.97
1999	Interim June Quarter				
	NZ cents	11.50			
	US cents	48.11			
2000	NZ cents	11.50	11.50	11.50	11.50
	US cents	45.18	48.03	46.07	45.35
2001	NZ cents	5.00	5.00	5.00	5.00
	US cents	17.04	16.40	16.66	16.91
2002	NZ cents	5.00	5.00	5.00	5.00
	US cents	16.26	16.60	17.63	19.55
2003	NZ cents	5.00	5.00	5.00	5.00
	US cents	18.84	20.10	22.21	23.41
2004	NZ cents	5.00	5.00	7.50	9.50
	US cents	24.06	25.93	39.54	49.55
2005	NZ cents	9.50	9.50	9.50	10.00
	US cents	50.64	52.89	55.28	54.77**
2005	Special Dividend				
	NZ cents				10.00
	US cents				54.77**

The amount of US cents is calculated based on an indicative exchange rate, calculated as near as practicable to the dividend payment date.
* On 1 April 1997, Telecom's ADR to Ordinary Share ratio changed from 1:16 to 1:8.
** Estimate based on an exchange rate at 26 July 2005 of US$0.6847.

Telecom and the Environment

Telecom believes excellence in managing the environment is important to the Company's long-term success, striving for the best in technology and operations efficiency. As an industry, telecommunications is perceived to be green technology, however, as a leading Australasian corporate and responsible corporate citizen, Telecom commits substantial resources to improving its annual environmental performance.

Telecom is an active member of the New Zealand Business Council for Sustainable Development and works with other members in the community.

In 2004-05 Telecom focused on six key areas;

- products and services that reduce the environmental effects, time and costs of travel
- recycling
- energy efficiency and conservation
- infrastructure design and compliance
- purchasing
- engagement in statutory planning and national policy processes.

Overview of Telecom's performance in 2004-05

Mobile Phone Recycling

We reviewed our mobile phone recycling programme and identified improvements for implementation in 2005-06. We plan to report regularly on the programme's progress, build greater volumes of recycled mobiles and provide more education through our marketing.

Videoconferencing

Telecom's technology has reduced the environmental impacts of travel for staff and customers.

- We installed 35 videoconferencing units in Telecom offices enabling staff to reduce travel, time away from the office, and environmental impacts.
- A large customer, New Zealand Post, installed five new videoconferencing units reducing travel budgets and creating efficiencies.

Smart Farming

The use of Telecom's technology as an environmentally-friendly resource to benefit farming.

Farmers can now more easily measure and manage environmental impacts with a new remote service. Developed by rural ICT specialists BayCity New Zealand and managed on Telecom's CDMA mobile and Xtra broadband networks, the Farmside Remote Monitoring Service (RMS) provides environmental updates from sensors and meters on farms. This monitoring equipment enables farmers to access data on their mobiles, PDAs or computers to improve productivity in the most environmentally-friendly manner. Benefits include applying fertiliser and spraying agrichemicals when wind conditions favour minimum drift, and minimise wastage, or monitoring environmentally damaging effluent discharge.

Resources such as water and power can be managed sustainably using Farmside RMS to track wastage and ensure resource consent compliance. When soil moisture reaches the desired level, the farmer is alerted via text messages to switch off irrigation equipment or is alerted to equipment malfunctions.

Recycling

We set a target of reducing waste to landfills by 30% per person when we launched our recycling programme last year. The Company exceeded this, reducing the amount each person sends to landfills by 44%. Recycling is also in our Yellow Pages regional offices and some of the offices of recent acquisitions Gen-i and Computerland.

Shareholder Inquiries

Operating responsibly through energy efficiency and conservation

Telecom's network equipment and offices use around 215GWh of electricity, costing over $27 million. Last year, Telecom launched Powersave 2004 – a campaign to reduce office electricity use by 10%. In 2005 we merged our power and recycling initiatives. 'Eco Rangers', a group of volunteers across the business, monitor and encourage recycling and energy efficiency in their areas.

Our significantly improved energy management practices were reflected in the independent 'EnergyAchiever' survey (conducted by the Energy Efficiency and Conservation Authority), showing a 30% improvement.

Progress 2004-05:

- Completed energy audits at 10 more Telecom sites which identified new savings opportunities of $30,000 pa.
- Continued to upgrade and improve exchange equipment, now contributing savings of $100,000 pa with similar upgrade projects planned.
- Improved energy equipment efficiencies which are now contributing around $120,000 pa in savings, with similar projects identified to deliver further savings in future years.
- Committed to upgrade chiller controls at an exchange, with estimated future savings of $110,000 pa.

Improving infrastructure design and compliance

Telecom works with key technology partners and service companies to develop consistency in environmental management and to reduce costs through equipment designs that minimise resource consent processes.

Progress 2004-05:

- Improved the colour range of roadside equipment cabinets to better blend into urban and rural environments, and developed a quieter cabinet to meet stringent noise requirements.
- Continued to design mobile phone sites to blend in with the environment and minimise impacts on local communities.
- Provided guidance to Telecom staff and service companies on environmental compliance.
- Continued annual audits at randomly selected Telecom sites.

Engaging in statutory planning and national policy processes

Telecom participates in the New Zealand Business Council for Sustainable Development to identify opportunities for shared programmes and has worked on improvements to the Resource Management Act. Telecom has been working with central and local government and the telecommunications industry to develop national environmental standards for telecommunications networks, and is a member of the Government's Climate Change Industry Group.

AAPT

Telecom's Australian subsidiary, AAPT, is working on a pilot to achieve a four-star rating within 18 months from the Australian Building Greenhouse Rating Scheme for its new offices which use:

- energy efficient equipment (faxes, copiers and scanners)
- lighting control systems, movement sensors and zone-controlled lighting
- office furniture and carpet that are environmentally sensitive eg, chairs made of 42% recyclable content that are 96% recyclable at the end of their 'life'
- recycling toner cartridges and mobile phones.

AAPT has introduced recycling bins for food waste, glass and plastics.

The paper used in this report is sourced from a sustainable resource and is chlorine free.

Shareholders with inquiries about transactions, changes of address or dividend payments should contact Telecom's share registries.

New Zealand Registry
Computershare Investor Services Limited
Private Bag 92119, Auckland 1020
Ph: 0-9-488 8777
Fax: 0-9-488 8787
NZ Toll Free: 0800 737 100
Email: enquiry@computershare.co.nz
Website: www.computershare.com

United States Registry
Details for Depositary Receipts, Transfer Agent, and Registrar
The Bank of New York
101 Barclay Street
New York, NY 10286
United States
Ph (US): 1-888-BNY-ADRs
Ph (non-US): 1-610 382 7833
Website: www.adrbny.com
Please note that no email address or fax number is provided. Inquiries can be submitted directly via the website.

Australian Registry
Computershare Investor Services Pty Limited
GPO Box 7045, Sydney
NSW 2001, Australia
Ph: 0-2-8234 5000
Freephone: 1 800 501 366
Fax: 0-2-8234 5050
Email: sydney.services@computershare.com.au
Website: www.computershare.com

Shareholder inquiries about Telecom's operating and financial performance should be emailed to *investor-info@telecom.co.nz* or addressed to:
General Manager
Investor Relations
Telecom New Zealand
PO Box 570
Wellington
New Zealand

Contact Phone Numbers:

Australia	1800 123 350
Canada	1800 280 0398
Hong Kong	800 962 867
New Zealand	0800 737 500
Singapore	800 641 1013
United Kingdom	0800 960 283
United States	1800 208 2130

Visit our website at *www.telecom.co.nz*



WILL HAVE MANY MORE BUSINESS PARTNERS
In 5 years, all devices will be wireless for bedside consultation
be 100% waterproof
I scan the barcode using my mobile
THE PLANE USING MY PHONE AT THE TELECOM - EXPRESS CHECK IN
shall plug my "wallet" into the car in the morning
A more lucrative market will be the senior market
COMBINED HEARING AID/ MOBILE
Future cellph for the blind
TELECOM WILL PRODUCE THE 'CONCISE ENGLISH TXT DICTIONARY
What about an 'out of office' reply for text messages?
Your mobile is a scanner
Your mobile phone will become an electronic wallet
customers' dreams.
Everything wireless cable-less society. - a wireless hub.
provide investment as lease or pay as you go.
Advanced Dream mental imagery components allow people to share the same Dream Time
Customers pay for what they use
MOBILE DEVICES WILL CEASE TO EXIST
Send voice messages as text.
View images of who you are talking to on a wrist hiligram
I want everything coming over my jetstream connection
OUR CUSTOMERS ARE OUR PRODUCT AND SERVICE DESIGNERS
SAME NUMBER OVERSEAS AND CALLS WILL COST THE SAME WHEREVER I WANDER
Your phone system will run your household
Typing will be a dying art in 2050 and the keyboard will have disappeared